8/11

08004230

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Chevalier Pacific Holdings

*CURRENT ADDRESS

PROCESSED

AUG 13 2008

THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04201 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 8/18/08

082-04201

3-31-08
AR/S

08
Annual Report
年報



Chevalier Pacific
Holdings Limited
其士泛亞控股有限公司
(Incorporated in Bermuda with limited liability)
(於百慕達註冊成立之有限公司)

(Stock Code 股份代號: 508)

Contents
目錄

Financial Calendar
財務日誌

Event 事項	Date 日期
Announcement of Interim Results 中期業績公佈	12th December 2007 二零零七年十二月十二日
Announcement of Final Results 末期業績公佈	16th July 2008 二零零八年七月十六日
Book Close Dates 截止過戶日期	
Interim Dividend 中期股息	2nd to 4th January 2008 二零零八年一月二日至四日
Final Dividend 末期股息	23rd to 26th September 2008 二零零八年九月二十三日至二十六日
Annual General Meeting 股東週年大會	26th September 2008 二零零八年九月二十六日
Payment of Dividends 派發股息	
Interim dividend of HK3.0 cents per share 中期股息每股港幣3.0仙	9th January 2008 二零零八年一月九日
Final dividend of HK7.0 cents per share 末期股息每股港幣7.0仙	9th October 2008 二零零八年十月九日



Financial Summary
財務概要

		2008 **二零零八年** **HK$ Million** **港幣百萬元**	2007 二零零七年 HK$ Million 港幣百萬元
Segment revenue of continuing operations	**持續經營業務分類收益**		
Food and beverages	餐飲		
Hong Kong	香港	**265**	220
Singapore	新加坡	**25**	24
Mainland China	中國內地	**9**	6
		299	250
Investments in securities – Hong Kong	證券投資－香港	**12**	10
Total segment revenue	**總分類收益**	**311**	260
Segment performance of continuing operations	**持續經營業務分類表現**		
Food and beverages	餐飲		
Segment result	分類業績	**9**	15
Share of result of associate	所佔聯營公司業績	**10**	1
		19	16
Investments in securities	證券投資	**4**	17
Total segment performance	**總分類表現**	**23**	33

2008

Segment revenue of continuing operations by geographical areas
持續經營業務按地區分類收益



25
9

2007

Segment revenue of continuing operations by geographical areas
持續經營業務按地區分類收益



24
6

2008

Segment performance of continuing operations by entities
持續經營業務按企業分類表現



10
9
4

2007

Segment performance of continuing operations by entities
持續經營業務按企業分類表現



1
15
17

■ Hong Kong 香港 □ Singapore 新加坡 □ Mainland China 中國內地 □ Investments in securities 證券投資 ■ Food and beverages 餐飲 □ Associates 聯營公司 □ Subsidiaries 附屬公司

The following is a summary of the total assets, total liabilities, share capital and results of the Group as of and for the five years ended 31st March 2008.

下列為本集團於及截至二零零八年三月三十一日止過往五年內之總資產、總負債、股本及業績概況。

Financials (HK$ Million)	財務項目（港幣百萬元）	2004	2005	2006	2007	**2008**
Total assets	總資產	473	460	631	749	**717**
Total liabilities	總負債	89	82	220	268	**124**
Minority interests	少數股東權益	0.17	0.18	0.18	0.20	**-**
Total equity	總權益	384	378	411	481	**593**
Share capital	股本					
– in number (Million)	－數目（百萬股）	171	171	171	190	**216**
– in value (HK$0.50 per share)	－數值（每股港幣0.5元）	86	86	86	95	**108**
Revenue	收益	553	585	734	752	**347***
Profit attributable to equity holders of the Company	本公司股權持有人應佔溢利	23	2	37	34	**26**
Per Share Basis (HK$)	**每股計算（港幣元）**					
Earnings	盈利	0.13	0.01	0.22	0.19	**0.12**
Dividends	股息	0.05	0.02	0.08	0.07	**0.10**
Net asset value (at book value)	資產淨值（按帳面值）	2.24	2.21	2.40	2.53	**2.75**

Revenue 收益
(HK$ Million 港幣百萬元)


04 553
05 585
06 734
07 752
08 347*

Profit attributable to equity holders of the Company 本公司股權持有人應佔溢利
(HK$ Million 港幣百萬元)


04 23
05 2
06 37
07 34
08 26

Earnings and dividends 盈利及股息
(Per Share Basis HK$ 每股計算港幣)


04 0.05 0.13
05 0.02 0.01
06 0.08 0.22
07 0.07 0.19
08 0.10 0.12
Dividends 股息
Earnings 盈利

Total equity 總權益
(HK$ Million 港幣百萬元)


04 384
05 378
06 411
07 481
08 593

* Revenue for the year ended 31st March 2008 decreased since the Group disposed of its Computer and Information Communication Technology business during the year.

* 截至二零零八年三月三十一日止年度收益下跌乃由於本集團於年內出售電腦及資訊通訊科技業務。








Pacific Coffee




THE PERFECT CUP





Peccato



Corporate Information
公司資料

EXECUTIVE DIRECTORS
CHOW Yei Ching *(Chairman)*
CHOW Vee Tsung, Oscar *(Managing Director)*
KUOK Hoi Sang
Lily CHOW
CHANG Wan Lung, Robert
HO Sai Hou

INDEPENDENT NON-EXECUTIVE DIRECTORS
Shinichi YONEHARA
WU King Cheong
LEUNG Kwong Kin
LAU Kai Shu, Frank

SECRETARY
HO Sai Hou

AUDITOR
PricewaterhouseCoopers
Certified Public Accountants, Hong Kong
22nd Floor, Prince's Building
Central, Hong Kong

PRINCIPAL BANKERS
Bank of China (Hong Kong) Limited
BNP Paribas, Hong Kong Branch
Chong Hing Bank Limited
Shanghai Commercial Bank Limited
The Hongkong and Shanghai Banking Corporation Limited

SOLICITORS
Richards Butler
Appleby

REGISTERED OFFICE
Canon's Court
22 Victoria Street
Hamilton, HM 12, Bermuda

執行董事
周亦卿*（主席）*
周維正*（董事總經理）*
郭海生
周莉莉
張雲龍
何世豪

獨立非執行董事
米原慎一
胡經昌
梁光建
劉啓樞

秘書
何世豪

核數師
羅兵咸永道會計師事務所
香港執業會計師
香港中環
太子大廈二十二樓

主要往來銀行
中國銀行(香港)有限公司
法國巴黎銀行香港分行
創興銀行有限公司
上海商業銀行
香港上海匯豐銀行有限公司

律師
齊伯禮律師行
Appleby

註冊辦事處
Canon's Court
22 Victoria Street
Hamilton, HM 12, Bermuda

PRINCIPAL PLACE OF BUSINESS
22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road, Kowloon Bay
Hong Kong
Telephone: (852) 2318 1818
Facsimile: (852) 2757 5138

PRINCIPAL SHARE REGISTRARS
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke, HM 08, Bermuda

BRANCH SHARE REGISTRARS AND TRANSFER OFFICE IN HONG KONG
Tricor Standard Limited
26th Floor, Tesbury Centre
28 Queen's Road East, Hong Kong

SHARE LISTING
The Stock Exchange of Hong Kong Limited
Stock Code: 508

ADR DEPOSITARY BANK
The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor West
New York, NY 10286, USA
Stock Symbol: COAZY

WEBSITE
http://www.chevalier.com

主要營業地點
香港
九龍灣宏開道八號
其士商業中心二十二樓
電話：(852) 2318 1818
傳真：(852) 2757 5138

主要股份登記處
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke, HM 08, Bermuda

香港股份登記及過戶分處
卓佳標準有限公司
香港皇后大道東二十八號
金鐘匯中心二十六樓

股份上市
香港聯合交易所有限公司
股份代號：508

美國預託證券託管銀行
The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor West
New York, NY 10286, USA
證券編號：COAZY

網址
http://www.chevalier.com


THE PERFECT CUP
Pacific Coffee
Company

STORE LOCATOR
分店指南

Beijing
北京

Chang An Building
長安大廈

Jianwai SOHO
建外SOHO

Beijing apm
新東安廣場

Shanghai
上海

New World Tower
新世界大廈

Novel City
永新城

Hong Kong
香港

British Council
英國文化協會

Lippo Centre
力寶中心

Times Square
時代廣場

Lee Gardens
利園

Lee Gardens Two
利園2期

Windsor House
皇室大廈

AIA Plaza
友邦中心

Lee Theatre Plaza
利舞臺廣場

Bank of China Tower
中銀大廈

Citibank Plaza
花旗銀行廣場

Hutchison House
和記大廈

IFC Mall
國際金融中心商場

Lyndhurst Terrace
擺花街

The Peak Tower
凌霄閣

St. John's Building
聖約翰大廈

The Center
中環中心

Wellington Street
威靈頓街

Entertainment Building
娛樂行

Grand Millennium Plaza
新紀元廣場

Hollywood Road
文武廟

Vicwood Plaza
維德廣場

Happy Valley
跑馬地

Whampoa Garden
黃埔花園

Skyline Tower
宏天廣場

Telford Plaza
德福商場

HKU SPACE Kowloon East Campus
香港大學專業進修學院九龍東分校

Festival Walk
又一城

Inno Centre
創新中心

Millennium City 6
創紀之城6期

Airport M701 / Aisle B
機場南翼M701

Airport M702 / Aisle J
機場北翼M702

Airport Gate 28
機場28號

Citygate
東薈城

Discovery Bay Ferry Pier
愉景灣碼頭

Discovery Bay Plaza
愉景灣廣場

EMax
九龍灣展貿中心

Mui Wo Pier
梅窩碼頭

Grand Century Place
新世紀廣場

625 King's Road
英皇道625號

Manulife Tower
宏利保險中心

Dorset House
太古坊

9 Wing Hong Street
永康街9號

New Town Plaza
新城市廣場

The Stanley
赤柱

The Repulse Bay
影灣園

Cityplaza 22B
太古城中心22B

Cityplaza 502
太古城中心502

East Point City
東港城

Metro City Plaza II
新都城中心二期

China Hong Kong City
中港城

Miramar Shopping Center
美麗華商場

New World Centre
新世界中心

One Peking Road
北京道1號

Hong Kong Gold Coast
香港黃金海岸

East Town Building
東城大廈

Great Eagle Centre
鷹君中心

Hennessy Road
軒尼詩道

Pak Fook Building
百福樓

Sanlitun
三里屯

Tai Yau Plaza
大有廣場

Allied Kajima Building
聯合鹿島大廈

Fortis Bank Tower
華比富通大廈

HKU, Swire Hall
香港大學太古樓

Singapore
新加坡

Changi Airport Terminal 1

Changi Transit Terminal 1

Raffles Link

Reddot

Republic Plaza

Vivo City

South Changi Airport Terminal 2

Hong Kong/Singapore : Stores as of March 2008
香港／新加坡 : 於二零零八年三月之分店

Mainland China : Stores as of March 2008 (but excluding stores planned to be closed after year-end)
中國內地 : 於二零零八年三月之分店（但不包括結算日後計劃結束之分店）

SPECIALTY RESTAURANTS AND BARS
特色餐廳及酒吧

IGOR'S GROUP


fresh

wildfire fresh



Peel



Stormies



Café Duvet


peccato

Peccato



WATERMARK



la bodega



Big Ernie's DINER



CAFÉ DE PARIS



the Keg



Swindlers



TYPHOON



Nomads
cuisine without borders



MARLIN'S
margaritaville



the boathouse



wildfire



PICKLED PELICAN



THE CAVERN



Crow's Nest
LOUNGE

Chairman's Statement
主席報告

Following the disposal of the Computer and Information Communication Technology ("IT") business on May 2007 to its parent company, Chevalier International Holdings Limited ("CIHL"), the Group realigned all its resources to focus solely on developing its fast-growing lifestyle food and beverages ("F&B") business this financial year. The Group's goals are to strengthen its leading position in the local market, achieve economies of scale to further bolster its strong financial performance, and make sound strategic moves to replicate the Group's Hong Kong success in other major markets internationally.

The Group made the decision to concentrate on the F&B business because of its ability to generate strong cash flow. The Group's strategy was proven sound when it obtained HK$78.4 million of cash from operations during the year under review, which enhanced the financial strength of the Group and positioned it for future expansion and investment. With such a strong operating cash flow and after due consideration of the anticipated funding requirements for investment and operations, the Board decided to declare a final dividend per share of HK7.0 cents (2007: HK4.0 cents). Together with the interim dividend of HK3.0 cents, the total dividends of HK10.0 cents this year result in a dividend payout, representing dividends per share over earnings per share, of 81.6% (2007: 35.0%).

Revenue from continuing operations of the Group rose 19.6% to HK$311 million as compared to HK$260 million last year. Profit for the year as a whole, however, was down 22.7% to HK$26.0 million after the Group absorbed HK$12.1 million in operating losses, fixed asset write-offs and provisions made for certain unprofitable Pacific Coffee stores as well as the termination of the bakery operation in Mainland China. An additional provision of HK$7.2 million was made for unrealised loss in securities investment due to volatile financial markets.



繼二零零七年五月出售電腦及資訊通訊科技(「資訊科技」)業務予母公司其士國際集團有限公司(「其士國際」)後,本集團於本財政年度得以集中所有資源,以專注發展迅速增長的休閒餐飲業務。本集團之目標為鞏固於本地市場的領先地位、締造規模經濟效益以進一步支持其強勁的財務表現,並制訂穩健的策略性部署,從而使本集團在其他國際主要市場中取得與香港市場同樣的理想成績。

本集團決定集中發展餐飲業務,乃由於其可產生強勁的現金流量。本集團於回顧年度自經營獲得現金港幣7,840萬元,這不僅加強了本集團財務實力,亦為未來進一步擴展業務及投資奠定堅實基礎,足證該策略行之有效。憑藉如此強勁的經營現金流量,並經審慎考慮投資及經營的預期融資要求,董事會決定宣派末期股息每股7.0港仙(二零零七年:4.0港仙)。連同中期股息3.0港仙,本年的總股息為10.0港仙,派息率按每股股息除以每股盈利計算達81.6%(二零零七年:35.0%)。

來自本集團持續經營業務之收益較去年的港幣2.60億元上升19.6%至港幣3.11億元。然而,為部份盈利能力欠佳的Pacific Coffee咖啡店計提準備以及終止中國內地烘焙食品業務分攤港幣1,210萬元的經營虧損、固定資產撇銷及撥備後,年內整體溢利下跌至港幣2,600萬元,跌幅為22.7%。此外,本集團為金融市場波動所產生的證券投資未變現虧損計提額外準備港幣720萬元。

Thanks to rising local consumer sentiment, the growth of coffee culture and burgeoning demand for new dining experiences in Hong Kong, the Group saw encouraging results in the local market from both Pacific Coffee and our 49%-owned Igor's Group of bars and restaurants. Igor's Group turned in an exceptionally remarkable performance: a two-third increase in revenue with a net profit contribution more than doubling that of the last calendar year. The Group expects an even better contribution from Igor's Group in 2009 when it completes the acquisition of the remaining 51% interest to make it a wholly-owned subsidiary. Meanwhile, our Pacific Coffee network in terms of number of outlets grew by 23.5% in Hong Kong during the year under review, posting impressive same-store sales growth of 8.3%.

As a major F&B operator with 78 Pacific Coffee outlets and 29 lifestyle Igor's bars and restaurants globally as of March 2008, plus a sizable central kitchen in Hong Kong, the Group is in a competitive position to achieve economies of scale, enhance even further our food quality and variety, and take positive steps in sales-building and cost-reduction initiatives.

Operations in the Mainland posed short-term difficulties during the year. The Group moved to close its bakery operation in Beijing and several unprofitable Pacific Coffee outlets in Shanghai and Beijing, leaving the total number of outlets in the market at 5. However, given the robust growth of the market in China to date, the Group remains positive on the long-term market potential of coffee culture there and will cautiously continue its efforts to expand the Pacific Coffee network in prime locations of major cities. Although the previous deal with Dayou Digital was not finalised, the Group remains active in identifying local strategic partners to tap this high-growth market.

In April 2008, Mr Kan Ka Hon and Mr Kwong Man Sing resigned from the Board. I would like to take this opportunity to express our thanks to them in serving the Board over the years. We also welcome the appointment of three new directors, Mr Leung Kwong Kin, Mr Lau Kai Shu, Frank and Mr Ho Sai Hou, each of whom bring considerable experience to the Board.

In closing, we are committed to enhancing customer satisfaction and shareholder value in 2008 and beyond. Although keen competition remains in the food and beverages business in Hong Kong, especially for coffee, the Group's decision to enter this business two years ago has been proven correct. Challenges ahead include persistent inflationary pressures on global food and energy prices, maintaining high-quality staff and balancing the need to deliver results today while planning for the future. However, we are committed to tackling these successfully and I look forward to updating you on our progress next year.

On behalf of the Board, I would like to thank the management and all our staff for their hard work and professionalism, and I look forward to another fruitful year together.

Chow Yei Ching
Chairman

由於本港消費意欲上升、咖啡文化普及以及消費者不斷追求嶄新飲食體驗，本集團旗下Pacific Coffee及Igor's餐飲管理集團（本集團擁有49%權益）的酒吧及餐廳業務均錄得可觀本地市場業績。Igor's餐飲管理集團的表現尤為理想：收益上升三分之二，純利貢獻較上一曆年超逾一倍。本集團預期於完成收購Igor's餐飲管理集團其餘51%權益並使其成為本集團全資附屬公司後，Igor's餐飲管理集團可於二零零九年作出更大貢獻。同時，於回顧年度內，本集團旗下Pacific Coffee的香港網絡按分店數目計算擴大23.5%，同店銷售額亦錄得8.3%的可觀增幅。

作為主要的餐飲業營運商，截至二零零八年三月本集團於全球各地共開設78間Pacific Coffee店舖及29間Igor's休閒酒吧及餐廳，並於香港設立一間大型中央廚房，在締造規模經濟效益以及提升本集團食品質素及擴闊食品種類方面具備強大競爭力，並能採取積極措施，增加銷售額及降低成本。

年內，本集團於中國內地的業務遭遇短期困難。本集團決定結束其於北京的烘焙食品業務，以及盈利能力欠佳的上海及北京Pacific Coffee店舖，令內地市場店舖總數降至5間。然而，由於中國現時經濟強勁增長，本集團對內地咖啡文化的長遠市場潛力保持樂觀，並將審慎地繼續擴展位於主要城市黃金地段的Pacific Coffee網絡。儘管之前與大有數字的交易未有落實，本集團仍會積極物色當地策略性夥伴，以把握內地市場蓬勃發展所帶來的商機。

於二零零八年四月，簡嘉翰先生及鄺文星先生辭任董事職位。本人謹此感謝彼等多年來為董事會服務，並藉此機會歡迎梁光建先生、劉啓樞先生及何世豪先生出任董事，三位均為董事會帶來寶貴經驗。

最後，本集團於二零零八年及未來致力提升顧客滿意度及股東價值。儘管香港餐飲業競爭依然激烈，尤以咖啡業務為甚，但事實證明本集團兩年前進軍該行業之決定乃屬正確。未來挑戰包括全球食品及能源價格持續上漲壓力、如何挽留優秀員工以及在保持現有業績的同時作出未來規劃。雖則如此，本集團將會努力戰勝各種挑戰，成功達致上述目標，本人亦期待於來年向　閣下匯報本集團的最新進展。

本人謹代表董事會藉此機會對管理層及本集團全體員工的努力及專業態度致以衷心感謝，並與各位共同期盼另一個豐收年。

周亦卿
主席


WATERMARK

The Group operates the following core businesses under continuing operations: food and beverages (including Pacific Coffee and Igor's) and investment in securities.

本集團持續經營以下核心業務：餐飲（包括Pacific Coffee及Igor's）及證券投資。

FOOD AND BEVERAGES

As of March 2008, the Group has 78 Pacific Coffee stores in Hong Kong, Singapore and Mainland China and its associated company, Sinochina Enterprises Limited ("SEL"), operates 29 outlets under its Igor's portfolio. The Group achieved revenue growth of 19.6 % to HK$299 million from its food and beverages operations during the year under review as compared to same period last year. However, an operating loss of HK$7.6 million and a one-time write-off of HK$4.4 million incurred by the closure of certain Pacific Coffee stores and bakery operations in Mainland China resulted in a drop in segment profit of 37.0% to HK$9.4 million. Nevertheless, the Group remains very optimistic about the potential for the F&B business in Mainland China.

餐飲

於二零零八年三月，本集團於香港、新加坡及中國內地共有78間Pacific Coffee店舖及其聯營公司，Sinochina Enterprises Limited（「SEL」），經營29間Igor's旗下餐廳。本集團來自餐飲業務的收益於本年度增至港幣2.99億元，較去年同期增長19.6%。不過，關閉內地若干Pacific Coffee店舖及烘焙食品業務為集團帶來港幣760萬元的經營虧損及港幣440萬元的一次性撇銷，令本集團分類利潤下跌37.0%至港幣940萬元，然而，本集團仍對中國內地餐飲業的發展潛力非常樂觀。

Pacific Coffee

Hong Kong operations

In Hong Kong, the total number of Pacific Coffee stores increased to 63 as of 31st March 2008 as compared to 51 in March last year. Capitalising on the robust economic environment and the Group's continued investment in branding, product quality and services, same-store sales in Hong Kong grew an impressive 8.3% during the year and total revenue climbed 19.5% to HK$266 million. Despite keen competition from other operators jockeying for retail locations, Pacific Coffee managed to increase its shop portfolio with new openings during the year in prime areas such as Central, Admiralty, Wanchai, Causeway Bay, Tsim Sha Tsui and Hong Kong International Airport, as well as new districts in Kowloon Bay and Tseung Kwan O.

The Group continued to improve its operational efficiency. The electronic point-of-sales system installed in all stores during the year has helped capture customer consumption preferences more accurately. The introduction of the "Perfect Cup Card" loyalty program was well received by our customers. Meanwhile, the establishment of a new central kitchen under Igor's has created synergy and a platform from which the entire food and beverages business can flourish. By preparing high-quality, fresh ingredients according to innovative, proprietary recipes, the kitchen provides cakes, baked desserts, salads and food to Pacific Coffee and Igor's outlets that are better and more varied than ever.

Pacific Coffee

香港業務

於二零零八年三月三十一日，香港Pacific Coffee店舖總數由去年三月的51間增加至63間。有賴蓬勃的經濟環境，加上本集團持續投放資源於提升品牌、產品質素和服務，令香港市場於年內的同店銷售錄得8.3%的可觀增長，總收益攀升19.5%至港幣2.66億元。儘管其他經營商爭奪零售舖位而造成激烈競爭，Pacific Coffee仍能擴充其店舖規模，於年內在中環、金鐘、灣仔、銅鑼灣、尖沙咀及香港國際機場等黃金地段以及九龍灣及將軍澳新區開設新店。

本集團持續提升其營運效率。年內，各店舖均裝設電子銷售系統，有助集團更準確地把握顧客消費喜好。本集團推出的「完美咖啡會員卡」計劃亦大受顧客歡迎。同時，全新Igor's的中央廚房的設立已產生協同效益，為整體餐飲業務發展提供了平台。該廚房根據自創配方，採用優質、新鮮材料，向Pacific Coffee及Igor's店舖提供更好及更多款式的糕餅、甜品、沙律及食品。





Mainland China operations

As stated in our interim report, the Group closed two unprofitable outlets during the year in Shanghai and Beijing, which gave rise to ongoing operating losses and a one-time write-off of HK$3.5 million. The Group also decided after year-end to close another two to three outlets in Mainland China in an effort to concentrate on profit-making stores, as these outlets also incurred ongoing operating losses of HK$2.8 million for the year. A further impairment provision of around HK$1.7 million was booked for closures.

Recently opened shops are leased at reasonable rental levels with justifiable revenue potential. The Group still maintains strong confidence in the long-term growth potential of the China market for Pacific Coffee and will continue to cautiously expand the network. Currently, 5 outlets are being operated in Shanghai and Beijing.

Although discussions with Dayou Digital Resources Limited under the Memorandum of Agreement dated 31st May 2007 were ultimately unsuccessful, the Group will continue searching for local strategic partners to expand the Group's coffee business in China.

Singapore and other markets

With 7 stores, Singapore continues to be a competitive market for Pacific Coffee. The Group will continue to maintain and sensibly expand its presence there by looking out for joint venture or acquisition opportunities with suitable local partners.

The Group has recruited senior management with regional responsibilities to cater for its potential expansion into other regions such as the Middle East and/or Southeast Asia. The Group has also established a presence in Tokyo following year-end and will continue to explore business opportunities there.

As of 31st March 2008, number of employees under Pacific Coffee reached 640, servicing Hong Kong, the PRC and Singapore.

Igor's

Since its acquisition on 31st January 2007, the bar and restaurant business under Igor's Group has experienced rapid expansion and is beginning to create synergies with other operations within the Group. The Group's 49% share of profit contribution from Igor's Group improved substantially from HK$1.0 million (over a two-month period last year) to HK$9.6 million in its first full year under review.

In Hong Kong, 3 stores have been added to the Igor's portfolio, increasing the total number of outlets from 26 in March last year to 29 in March this year. As part of the Group's stepped approach to assuming management responsibility, a smooth transition in acquiring the remaining 51% interest of Igor's is anticipated in 2009.

中國內地業務

誠如本集團中期報告所述，本集團於年內關閉上海及北京兩間盈利能力欠佳而導致持續經營虧損及一次性撇銷港幣350萬元的店鋪。本集團於年底後決定再關閉兩至三間中國內地店鋪，以集中經營獲得盈利的店鋪，蓋因上述店鋪年內亦產生持續經營虧損港幣280萬元。本集團已就關閉該等店鋪進一步計提準備約港幣170萬元。

近期開設的店鋪均以合理租金水平租用，具有合理收益潛力。本集團對Pacific Coffee於中國內地市場的長期發展潛力依然信心十足，並將繼續審慎擴充該網絡。現時，本集團於上海及北京經營5間店鋪。

儘管與大有數字資源有限責任公司根據二零零七年五月三十一日訂立的備忘錄進行的商討最終未果，本集團將會繼續尋覓當地策略性夥伴，以擴充中國內地咖啡業務。

新加坡及其他市場

Pacific Coffee於新加坡擁有7間分店，繼續享有該市場競爭優勢。未來，本集團將積極發掘商機，與合適的當地夥伴建立合營企業或進行收購，藉此不斷努力維持其於新加坡的地位，並適當拓展業務。

本集團已招攬高級管理人員負責區域事務，以將其業務擴展至中東及／或東南亞等其他地區。本集團亦於年底後在東京開設店鋪，並將持續物色當地商機。

於二零零八年三月三十一日，Pacific Coffee的僱員人數達640人，分別於香港、內地及新加坡店鋪服務。

Igor's

自二零零七年一月三十一日收購事項後，Igor's餐飲管理集團的酒吧及餐廳業務迅速擴展，並開始為本集團其他業務帶來協同效益。於首個回顧年度全年內，本集團佔49%的Igor's餐飲管理集團溢利貢獻大幅改善，由去年兩個月期間的港幣100萬元上升至本年度的港幣960萬元。

Igor's餐飲管理集團新增3間香港店鋪，令店鋪總數由去年三月的26間增至今年三月的29間。為進一步承擔其管理職責，本集團預計於二零零九年收購Igor's餘下的51%股權，以順利實現轉讓過程。

With 63 outlets in the Pacific Coffee chain and 29 outlets under Igor's, which offers a wide range of stylish, creative food and beverage concepts to diners, the Group expects to capture a growing share of the burgeoning lifestyle-based food and beverages market in Hong Kong.

Other Developments

Hong Kong

As previously mentioned, the new Igor's-run central kitchen that was established during the year has helped improve the food strategy of the entire F&B business. Located in Yau Tong and spanning over 10,000 sq. ft., this central kitchen has 90 employees and operates on a 24-hour basis providing quality food to over 80 outlets.

Mainland China

The concept of high-end cakes and bread proved challenging in China, and this coupled with the difficulties experienced by some Pacific Coffee outlets in Beijing led the Group to terminate the Beijing bakery operation (including eight outlets and a bakery plant) that was opened last year. This will allow the Group to refocus efforts on developing more profitable coffee outlets. Operating and impairment losses in a total of HK$4.0 million were recorded.

SECURITIES INVESTMENTS

Due to adjustments in the global financial markets, contributions from securities investments went from HK$17.0 million last year to HK$4.4 million this year. Apart from the decrease in return in the realised gain on the disposal of securities during the year, an unrealised loss of HK$7.2 million was recognised against our investment (HK$3.7 million unrealised gain was booked in 2007). This has not affected cash flow nor reduced the Group's cash position. Even though we are still confident in the long-term economic growth of Hong Kong and Mainland China, the Group will continue to manage its securities and investment portfolio prudently as the financial market remains very volatile. Equity exposure within the portfolio remains low, and the Group will be very disciplined in its investment strategies and wait for a turnaround in the financial market.

Pacific Coffee連鎖店共有63間店舖，而Igor's擁有29間店舖，為顧客帶來多元化的特色及創新餐飲概念，本集團預期將可於香港新興的時尚餐飲市場爭取更高市佔率。

其他發展

香港

如上文所述，年內新成立的Igor's中央廚房對改善整體餐飲業務的食品策略發揮重大作用。該中央廚房位於油塘，佔地逾10,000平方呎，共僱用員工90名，可透過24小時營運，為超過80間店舖提供優質食品。

中國內地

由於高級西餅及麵包的觀念在中國並不易行，加上北京部份Pacific Coffee店舖經營業績欠佳，因此，本集團終止去年所開設的北京烘焙食品業務（包括8間店舖及1間烘焙食品廠）。此舉有助本集團重新專注發展盈利能力更為理想的咖啡店舖。本集團錄得經營及減值虧損合共港幣400萬元。

證券投資

由於全球金融市場調整，證券投資帶來的貢獻由去年的港幣1,700萬元下跌至今年的港幣440萬元。除年內出售證券之已變現收益回報下降外，本集團亦為投資未變現虧損計提合共港幣720萬元（二零零七年錄得港幣370萬元的未變現收益）。此情況並無對本集團現金流造成影響，亦無導致本集團的現金水平下降。儘管本集團仍對香港及中國內地的長期經濟發展充滿信心，但因金融市場依然波動劇烈，本集團將繼續審慎管理其證券及投資組合。投資組合內維持較低的股票頭寸，同時本集團亦將採取嚴謹的投資策略，等待金融市場出現轉機。








Dr CHOW Yei Ching 周亦卿博士	Mr CHOW Vee Tsung, Oscar 周維正先生	Mr KUOK Hoi Sang 郭海生先生	Miss Lily CHOW 周莉莉小姐	Mr CHANG Wan Lung, Robert 張雲龍先生

EXECUTIVE DIRECTORS

Dr CHOW Yei Ching, Chairman, aged 72, is the founder of Chevalier Group since 1970. He is the Chairman and Managing Director of CIHL, a public company listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and a substantial shareholder of the Company. He is a director of certain companies of the Group. He is also an Independent Non-Executive Director of Van Shung Chong Holdings Limited, Shaw Brothers (Hong Kong) Limited and Towngas China Company Limited and a Non-Executive Director of Television Broadcasts Limited. In 1995, Dr Chow was awarded with an Honorary Degree of Doctor of Business Administration by The Hong Kong Polytechnic University and an Honorary University Fellow by The University of Hong Kong. In 1996 and 1997, he was appointed as an Honorary Member of the Board of Directors by Nanjing University and was conferred an Honorary Degree of Doctor of Laws by The University of Hong Kong respectively. Dr Chow also serves actively in a number of educational advisory committees and gives substantial support to the aforementioned two Universities in Hong Kong and The Hong Kong University of Science & Technology in areas of researches and developments. He is also a Consultative Professor of Zhejiang University and a Lecture Professor of Sichuan Union University in the PRC. Dr Chow's enthusiasm in public services is evidenced in his appointment in 2001 as the Vice Patron of The Community Chest in Hong Kong. He was also appointed as the Honorary Consul of The Kingdom of Bahrain in Hong Kong in 2001. He also actively participates in various professional bodies and associations on fraternal and Chinese affairs. To name a few, he is a President of The Japan Society of Hong Kong and the Chairman of the National Taiwan University-HK Alumni Association, etc. In recognition of his contributions to local and overseas societies alike, Dr Chow was awarded honorable decorations from Britain, Belgium, France and Japan. Furthermore, Dr Chow was also awarded the Gold Bauhinia Star from the Government of the HKSAR in 2004. He is the father of Mr Chow Vee Tsung, Oscar and Miss Lily Chow, Managing Director and Executive Director respectively of the Company.

執行董事

周亦卿博士，主席，現年七十二歲，於一九七零年創立其士集團。彼為其士國際之主席兼董事總經理，該公司為香港聯合交易所有限公司(「聯交所」)上市公司及本公司之主要股東。彼為本集團若干公司之董事。彼並為萬順昌集團有限公司、邵氏兄弟(香港)有限公司及港華燃氣有限公司之獨立非執行董事及電視廣播有限公司之非執行董事。於一九九五年，周博士分別榮獲香港理工大學頒授榮譽工商管理博士學位及香港大學頒授名譽大學院士銜，並於一九九六年及一九九七年分別獲聘為南京大學名譽董事及獲香港大學頒授名譽法學博士學位。周博士同時亦出任上述香港兩間大學及香港科技大學之顧問委員會委員，並對此三間大學在研究及發展方面給予大力支持。彼並為中國浙江大學之顧問教授與及四川聯合大學之講座教授。周博士一向熱心慈善公益事務，於二零零一年獲選為香港公益金名譽副會長。彼亦於二零零一年獲委任為巴林王國駐香港名譽領事。周博士亦一直致力積極推動有關專業團體事務，及在個別宗親同鄉會及關心中國事務等機構擔任要職，貢獻良多，其中包括香港日本文化協會會長及台灣大學香港校友會會長。此外，英、比、法、日四國先後頒授勳銜予周博士，以表揚及認同彼對本地及海外社會之貢獻。再者，周博士更於二零零四年獲香港特別行政區政府頒授金紫荊星章。彼分別為本公司董事總經理周維正先生及執行董事周莉莉小姐之父親。



Mr HO Sai Hou 何世豪先生 | Mr Shinichi YONEHARA 米原慎一先生 | Mr WU King Cheong 胡經昌先生 | Mr LEUNG Kwong Kin 梁光建先生 | Mr LAU Kai Shu, Frank 劉啓樞先生

EXECUTIVE DIRECTORS (continued)

Mr CHOW Vee Tsung, Oscar, Managing Director, aged 34, joined Chevalier Group in 2000 and is an Executive Director of CIHL, a public company listed on the Stock Exchange and a substantial shareholder of the Company. He is also a director of certain companies of the Group. Mr Chow holds a degree in Master of Engineering from the University of Oxford, U.K. He is currently a General Committee Member and Chairman of the Environment Committee of the Hong Kong General Chamber of Commerce, a General Committee Member of the Chinese Manufacturers' Association of Hong Kong and the Chamber of Hong Kong Listed Companies. He is also a Council Member of the Hong Kong Productivity Council and a General Committee member of the Infrastructure Development Advisory Committee of Hong Kong Trade Development Council ("HKTDC"). Mr Chow is a member of the Committee Member of the Chinese People's Political Consultative Conference ("CPPCC"), Shanghai. He is the son of Dr Chow Yei Ching, the Chairman of the Company and the Chairman and Managing Director of CIHL and is also a brother of Ms Lily Chow, an Executive Director of the Company.

Mr KUOK Hoi Sang, Executive Director, aged 58, joined Chevalier Group in 1972 and is the Vice Chairman and Managing Director of CIHL, a public company listed on the Stock Exchange and a substantial shareholder of the Company. He is also a director of certain companies of the Group. He is the President of The Lift and Escalator Contractors Association in Hong Kong, the Vice-Chairman of the Hong Kong – China Branch of The International Association of Elevator Engineers, Vice President of The Hong Kong Federation of Electrical and Mechanical Contractors Limited and a Registered Lift and Escalator Engineer in Hong Kong. He is a member of the Guangzhou Committee of the CPPCC. Mr Kuok has extensive experience in business development and is responsible for the strategic planning and management of the operations of lifts and escalators, building construction, building materials and supplies, aluminium works, electrical and mechanical services, civil engineering, property development as well as investment projects of the Chevalier Group.

執行董事（續）

周維正先生，董事總經理，現年三十四歲，於二零零零年加入其士集團並為其士國際之執行董事，該公司為聯交所上市公司及本公司之主要股東。彼亦為本集團若干公司之董事。周先生持有英國牛津大學工程碩士學位，亦為香港總商會理事會會員及該會之環保委員會主席、香港中華廠商聯合會會董及香港上市公司商會常務委員會委員。彼亦為香港生產力促進局財務委員會及香港貿易發展局（「貿發局」）基建發展服務咨詢委員會委員。周先生為中國人民政治協商會議（「政協」）上海市委員會委員。彼為本公司主席及其士國際主席兼董事總經理周亦卿博士之兒子及本公司執行董事周莉莉小姐之弟。

郭海生先生，執行董事，現年五十八歲，於一九七二年加入其士集團，彼為其士國際之副主席兼董事總經理，該公司為聯交所上市公司及本公司之主要股東。彼亦為本集團若干公司之董事。彼為香港電梯業協會主席、國際電梯工程師協會香港—中國分會副主席及香港機電工程商聯會副主席並為香港註冊升降機及自動梯工程師。彼更獲委任為政協廣州市委員。郭先生對業務發展擁有豐富經驗，負責其士集團升降機及自動梯、樓宇建築、建築材料及供應、鋁工程、機電服務、土木工程、物業發展及投資項目之策略性籌劃及營運管理。

EXECUTIVE DIRECTORS (continued)

Miss Lily CHOW, Executive Director, aged 45, joined Chevalier Group in 1990. She is responsible for strategic planning and business development of the Group. She is also a member of Committee of Taiwan, Hong Kong, Macau and Overseas of the Zhejing Provincial the Committee of the CPPCC and Shanghai Women's Federation Committee. She holds a Bachelor Degree and is the daughter of Dr CHOW Yei Ching, the Chairman of the Company and is also a sister of Mr Chow Vee Tsung, Oscar, Managing Director of the Company.

Mr CHANG Wan Lung, Robert, Executive Director, aged 44, joined Chevalier Group in 2005 as General Manager of Business Development. He holds a Bachelor degree of Science from the University of San Francisco. Mr Chang was with the HKTDC for more than 17 years, of which he held management positions of increased responsibility, culminating as Senior Product Promotions Manager. He also served as Director of Northern China between 1999 & 2002 during his time with HKTDC.

Mr HO Sai Hou, aged 42, was appointed as an Executive Director and Company Secretary on 1st April 2008 and is also an Executive Director and Company Secretary of CIHL, a public company listed on the Stock Exchange and a substantial shareholder of the Company. He is also a director of certain companies of the Group. He joined Chevalier Group in 2005. He is responsible for management of Chevalier Group's accounting and treasury, corporate finance and company secretarial activities. He is an associate member of the Hong Kong Institute of Certified Public Accountants and a fellow of the Association of Chartered Certified Accountants. Mr Ho holds a Bachelor of Social Sciences Degree in Accounting from The University of Hong Kong and completed his EMBA with The China Europe International Business School in 2007. Previously, Mr Ho was the Chief Financial Officer and an executive director of Van Shung Chong Holdings Limited.

執行董事(續)

周莉莉小姐，執行董事，現年四十五歲，於一九九零年加入其士集團。彼負責本集團之策略性籌劃及業務發展。彼亦為政協浙江省委員會港澳臺僑委員會之特邀委員，上海市婦女聯合會之執行委員。彼持有學士學位，為本公司主席周亦卿博士之千金及為本公司董事總經理周維正先生之姊。

張雲龍先生，執行董事，現年四十四歲，於二零零五年加入其士集團出任業務拓展總經理一職。張先生持有美國三藩市大學科學學士學位。張先生在貿發局工作逾十七年，出任製造業拓展高級經理一職。彼並由一九九九年起至二零零二年出任貿發局東北西北華北地區首席代表。

何世豪先生，現年四十二歲，於二零零八年四月一日獲委任為本公司之執行董事及公司秘書，並為其士國際之執行董事及公司秘書，該公司為聯交所上市公司及本公司之主要股東。彼亦為本集團若干公司之董事。彼於二零零五年加入其士集團。彼負責管理其士集團的會計及庫務、企業財務及公司秘書事務。彼為香港會計師公會會員及英國特許公認會計師公會資深會員。何先生持有香港大學社會科學系會計學學士學位，並於二零零七年於中歐國際工商學院完成行政工商管理碩士學位。何先生曾為萬順昌集團有限公司之集團財務總監及執行董事。

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr Shinichi YONEHARA, aged 57, was appointed as an Independent Non-Executive Director in 2001 and a member of the Audit Committee and Remuneration Committee of the Company. He is a graduate of Keio University, Japan. Mr Yonehara joined Mitsui & Co., Ltd in 1974 and retired in January 2001. He was appointed General Manager for Machinery Division of Mitsui & Company (Hong Kong) Limited from 1983 to 1992. He is the Vice Chairman of Simon Murray & Company (Japan). Mr Yonehara is well-experienced in aircraft, telecommunications and IT businesses.

Mr WU King Cheong, aged 57, was appointed as an Independent Non-Executive Director in October 2002 and a member of the Audit Committee and chairman of the Remuneration Committee of the Company. He is an Executive Director of Lee Cheong Gold Dealers Limited. He is also a Vice Chairman of the Chinese General Chamber of Commerce and Member of Hong Kong Housing Authority, as well as the Honorary Permanent President of the Chinese Gold and Silver Exchange Society and the Permanent Honorary President of the Hong Kong Stockbrokers Association. He is also an Independent Non-Executive Director of Yau Lee Holdings Limited, Henderson Land Development Company Limited, Henderson Investment Limited, Miramar Hotel and Investment Co., Ltd. and Hong Kong Ferry (Holdings) Company Limited, all of which are companies listed on the Stock Exchange.

Mr LEUNG Kwong Kin *J.P.*, aged 62, was appointed as an Independent Non-Executive Director, chairman of the Audit Committee and a member of the Remuneration Committee of the Company on 1st April 2008. He is a senior practicing director of Wong Lam Leung & Kwok C.P.A. Limited. He is a fellow of the Association of Chartered Certified Accountants, the Hong Kong Institute of Certified Public Accountants and the Association of International Accountants. Mr Leung is also an associate of the Institute of Chartered Accountants in England & Wales, the Taxation Institute of Hong Kong, the member of the Macau Society of Certified Practising Accountants, the Society of Chinese Accountants & Auditors, the Chartered Management Institute and the International Institute of Management. Mr Leung holds a Master of Business Administration Degree from the University of East Asia, Macau (now known as "the University of Macau") and is an Independent Non-Executive Director of E. Bon Holdings Limited which is listed on the Stock Exchange.

Mr LAU Kai Shu, Frank, aged 65, was appointed as an Independent Non-Executive Director, member of the Audit Committee and member of the Remuneration Committee of the Company on 1st April 2008. He is currently an adviser of Shanghai Commercial Bank Limited. He was Director and General Manager, Alternate Chief Executive of the Bank until he retired in July 2004. He possesses extensive knowledge and experience in the banking industry.

獨立非執行董事

米原慎一先生，現年五十七歲，於二零零一年被委任為本公司獨立非執行董事、審核委員會及薪酬委員會委員。彼於日本慶應大學畢業。米原先生於一九七四年加入Mitsui & Co., Ltd，並於二零零一年一月榮休。彼於一九八三年至一九九二年期間獲委任為三井物產(香港)有限公司機械部之總經理。彼為Simon Murray & Company (Japan) 副主席。米原先生在航空、電訊及資訊科技業務具有豐富經驗。

胡經昌先生，現年五十七歲，於二零零二年十月被委任為本公司獨立非執行董事、審核委員會成員及薪酬委員會主席。彼為利昌金舖有限公司常務董事，並為香港中華總商會副會長、香港房屋委員會委員、金銀業貿易場永遠名譽會長及香港證券經紀業協會永遠名譽會長。彼為聯交所上市公司有利集團有限公司、恒基兆業地產有限公司、恒基兆業發展有限公司、美麗華酒店企業有限公司及香港小輪(集團)有限公司之獨立非執行董事。

梁光建先生*J.P.*，現年六十二歲，於二零零八年四月一日獲委任為本公司之獨立非執行董事，並為審核委員會主席及薪酬委員會成員。彼現為黃林梁郭會計師事務所有限公司之高級執業董事。彼為英國特許公認會計師公會、香港會計師公會及英國國際會計師公會資深會員。梁先生亦為英格蘭及威爾斯特許會計師公會、香港稅務學會、澳門會計師公會、香港華人會計師公會、英國特許管理學會及國際專業管理學會會員。梁先生持有澳門東亞大學(現稱「澳門大學」)工商管理碩士學位及於聯交所上市的怡邦行控股有限公司之獨立非執行董事。

劉啓樞先生，現年六十五歲，於二零零八年四月一日獲委任為本公司之獨立非執行董事，並為審核委員會成員及薪酬委員會成員。現為上海商業銀行有限公司之顧問。彼於二零零四年七月榮休前為該銀行之董事兼總經理及交替行政總裁。彼於銀行業擁有豐富知識及經驗。

CONSOLIDATED INCOME STATEMENT

Revenue and gross profit

Revenue from continuing operations of the Group for the year amounted to HK$311 million, representing an increase of 19.6% as compared to last year. Overall gross profit also increased in line with the revenue by 19.8%, with gross margin maintained at 74.6%. The improvement is mainly driven by the continuing expansion of F&B business in Hong Kong and interest income from investments at fair value through profit or loss.

Revenue of F&B business of approximately HK$299 million was recorded for the year under review. Performance of Pacific Coffee in Hong Kong was encouraging with growth fuelled by same store sales growth rate of 8.3% as well as opening of 15 outlets in prime areas during the financial year.

Other (expenses)/income, net

Other (expenses)/income, net of continuing operations mainly included loss on investments at fair value through profit or loss of HK$6.1 million of which a net amount of HK$7.2 million was made as unrealised loss for revaluation of investment in securities at year end.

Other gain, net

Other gain, net of continuing operations decreased from HK$2.9 million in last year to HK$0.5 million this year, which was primarily attributable to HK$3.4 million provision of impairment loss on fixed assets for closure of some loss-making Pacific Coffee outlets in Shanghai and Beijing and termination of bakery operation in Beijing, offsetting by the recognition of increase in fair value of the central kitchen of HK$2.0 million.

Operating expenses

Operating expenses of continuing operations increased by 21.9% or approximately HK$39.2 million. The increase was generally in line with the growth in revenue. Major items such as employment costs were increased by HK$14.1 million as a result of larger workforce to cope with the expansion of Pacific Coffee in Hong Kong and the upsurge in average salary together with the related staff benefit. Rent also increased by HK$15.6 million as a result of opening of new outlets and increase in rental expenses for renewal of outlets.

Share of results of associates

Since the acquisition of Igor's Group from 31st January 2007, the total number of Igor's shops increased to 29 shops in March this year. The Group recorded the share of its first full year profit contribution from Igor's Group as HK$9.6 million.

Finance income

Finance income of continuing operations increased by HK$0.3 million which was due to the increase in bank balances after the disposal of IT business and net proceeds received from share placement in May 2007.

Finance costs

Finance costs of continuing operations decreased by 55.8% due to reduction in bank borrowings for continuing operations from beginning of the year of HK$89.0 million to HK$20.5 million at year end.

Income tax expenses

Income tax expenses of continuing operations increased by 54.8% mainly as a result of the increase in operating profit from Pacific Coffee in Hong Kong.

綜合收益表

收益及毛利

於本年度，來自本集團持續經營業務之收益達港幣3.11億元，較去年上升19.6%。整體毛利亦與收益同步上升19.8%，毛利率則維持在74.6%。收益及毛利有所改善，主要乃由於在香港之餐飲業務不斷擴展，以及於損益帳按公允值處理之投資利息收入增加。

回顧年度錄得餐飲業務收益約港幣2.99億元。於財務年度內，香港Pacific Coffee之表現令人鼓舞，同店銷售錄得8.3%增長，更在多個黃金地段開設15間新店。

其他（支出）／收入，淨值

來自持續經營業務之其他（支出）／收入淨值主要包括於損益帳按公允值處理之投資之虧損港幣610萬元，其中淨額港幣720萬元乃為年結時重估證券投資之未變現虧損而作出。

其他收益，淨值

來自持續經營業務之其他收益，淨值由去年港幣290萬元減少至本年港幣50萬元，主要由於為關閉上海及北京部分錄得虧損Pacific Coffee咖啡店及終止北京烘焙食品業務，計提固定資產減值虧損準備港幣340萬元，有關金額因確認中央廚房之公允值增加港幣200萬元而部分抵銷。

經營費用

來自持續經營業務之經營費用增加約港幣3,920萬元，增幅達21.9%。經營費用有所增加，整體而言與收益增長相符。隨著香港Pacific Coffee擴充業務而增聘人手，加上平均工資連帶相關員工福利節節上升，僱員成本（乃經營費用之主要項目）上升港幣1,410萬元。由於開設新店及現有店舖續約導致租金費用增加，租金亦上升港幣1,560萬元。

所佔聯營公司業績

自二零零七年一月三十一日收購Igor's集團後，Igor's之店舖總數增至今年三月之29間。本集團錄得所佔Igor's集團全年溢利貢獻港幣960萬元。

財務收入

來自持續經營業務之財務收入增加港幣30萬元，乃由於二零零七年五月出售資訊科技業務及收取股份配售所得款項淨額後，銀行結存而有所增加。

財務費用

用於持續經營業務之銀行借款自年初港幣8,900萬元減少至年結時港幣2,050萬元，來自持續經營業務之財務費用亦因而下降55.8%。

所得稅支出

來自持續經營業務之所得稅支出增加54.8%主要由於香港Pacific Coffee之經營溢利上升。

Earnings per share

Basic earnings per share from continuing operations decreased by 42.2% to HK7.23 cents, as caused by both the decrease in profit attributable to equity holders and the issue of 25,384,146 new shares on 16th May 2007. The weighted average number of shares in issue during the year increased from 181,296,693 shares in last year to 212,410,465 shares this year.

There were no dilutive potential shares and so diluted earnings per share from continuing operations and discontinued operations equal the basic earnings per share from continuing operations and discontinued operations respectively.

Total earnings per share of the Company decreased by 34.0% to HK12.25 cents.

每股盈利

來自持續經營業務之每股基本盈利下跌42.2%至7.23港仙，而此乃由於股權持有人應佔溢利減少及於二零零七年五月十六日發行25,384,146股新股份所致。年內已發行加權平均股份數目由去年181,296,693股增加至本年212,410,465股。

由於並無潛在攤薄股，來自持續及非持續經營業務之每股攤薄盈利分別等於來自持續及非持續經營業務之每股基本盈利。

本公司之整體每股盈利下跌34.0%至12.25港仙。

CONSOLIDATED BALANCE SHEET

Investment property

During the year, an industrial unit in the amount of HK$9.8 million with floor area of approximately 10,000 sq.ft. was purchased and rented to the Igor's Group for the operation of a central kitchen. The kitchen then becomes the major supplier of foods to Pacific Coffee and Igor's outlets.

Property, plant and equipment

Major cost of additions for the year included HK$20.4 million for the addition of 17 new Pacific Coffee outlets in Hong Kong and Mainland China together with installation of point-of-sales system. Costs of fixed assets written off consist of HK$6.7 million for closure of 7 outlets in Hong Kong, Singapore and Mainland China coupled with removal of the warehouse in Hong Kong. Impairment loss provision of HK$3.4 million was made for the leasehold improvement of loss-making outlets in Mainland China and Singapore as well as the bakery operation in Beijing.

Interests in associates

The increase of interests in associates represented HK$6.2 million final adjustment on purchase consideration paid for the first 49% equity interest of Sinochina Enterprises Limited with respect to the Igor's Group and was recognised as goodwill accordingly. During the year, the Group shared net profit of HK$9.6 million from the associates.

Available-for-sale investments

The increase in available-for-sale investments was mainly contributed by an unrealised gain of HK$11.0 million from change in fair value in a venture capital fund.

Bank balances and cash equivalents

The net increase of bank balances and cash equivalents was mainly due to HK$92.0 million net proceeds received from the issue of shares and HK$55.6 million sales proceeds from the disposal of IT business to the ultimate holding company. The total proceeds were utilised for the expansion of F&B business, general working capital and repayment of bank borrowings.

Deferred income

The increase of HK$2.2 million deferred income represented mainly advance payments received from retail customers for joining the new Pacific Coffee loyalty card program launched during the year.

Bank borrowings

With fund proceeds from the issue of new share and disposal of IT business, total bank borrowings under current and non-current liabilities were reduced from HK$98.0 million to HK$20.5 million at year end.

綜合資產負債表

投資物業

年內，本集團購入價值港幣980萬元之工業單位，樓面面積約10,000平方呎，並出租予Igor's集團經營中央廚房。該中央廚房現已成為Pacific Coffee及Igor's店舖的主要食品供應來源。

物業、廠房及設備

年內之大部分添置成本包括港幣2,040萬元作為開設香港及中國內地Pacific Coffee 17間新店以及安裝銷售點系統。撇銷固定資產成本包括港幣670萬元為關閉香港、新加坡及中國內地7間店舖及遷移位於香港的貨倉。本集團已就中國內地及新加坡錄得虧損店舖以及北京烘焙食品業務之租賃物業裝修計提港幣340萬元之減值虧損準備。

所佔聯營公司之權益

所佔聯營公司之權益增加指就Igor's集團收購Sinochina Enterprises Limited首批49%股本權益所支付購買代價之最終調整港幣620萬元，有關金額已相應確認為商譽。年內，本集團所佔聯營公司之溢利淨額為港幣960萬元。

可供出售之投資

可供出售之投資增加主要歸因於一項創投基金公允值變動錄得未變現收益港幣1,100萬元。

銀行結存及現金等值

銀行及現金等值結存增加淨額主要由於發行股份收取所得款項淨額港幣9,200萬元及向最終控股公司出售資訊科技業務收取銷售所得款項港幣5,560萬元。款項總額已用作擴展餐飲業務、一般營運資金及償還銀行借款。

遞延收入

遞延收入增加港幣220萬元主要指零售客戶參加年內推出之新Pacific Coffee會員積分計劃而收取之預付款項。

銀行借款

隨著發行新股份及出售資訊科技業務籌得所得款項，年結時流動及非流動負債項下之銀行借款由港幣9,800萬元減少至港幣2,050萬元。

SHAREHOLDERS' EQUITY AND FINANCIAL RATIOS

At 31st March 2008, the Group's net asset attributable to equity holders of the Company amounted to HK$593 million (2007: HK$481 million), an increase of HK$112 million or 23.3% when compared with 2007.

Total debt to equity ratio was 3.5% (2007: 20.4%) and net debt to equity ratio was nil (2007: nil), which are expressed as a percentage of total borrowings, and net borrowings respectively, over the total equity of HK$593 million (2007: HK$481 million).

BORROWINGS

At the balance sheet date, the Group's bank borrowings, all at floating interest rate, amounted to HK$20.5 million, (2007: HK$98.0 million) of which HK$18.5 million is repayable after one year but not exceeding five years. Cash and deposits at bank including structured deposits amounted to HK$215 million (2007: HK$168 million) and there are no net borrowings for the two years. The increase of cash and deposits at bank was mainly attributable to the net proceeds of HK$92.0 million from the share placement of 25.4 million new shares in May 2007. The proceeds from the placement are used for the expansion of F&B business, general working capital and repayment of bank borrowings.

Finance costs for the year amounted to HK$2.1 million (2007: HK$5.1 million), an decrease of HK$3.0 million as compared with 2007.

CHARGES ON ASSETS

At the balance sheet date, there has been no charge on assets. At 31st March 2007, certain properties with aggregate carrying value of HK$8.4 million were mortgaged to secure general banking facilities granted to an overseas subsidiary.

CONTINGENT LIABILITIES

At the balance sheet date, the Company had contingent liabilities in respect of guarantees issued for banking facilities of amount up to HK$21.0 million (2007: HK$155 million) granted to wholly-owned subsidiaries of the Company.

CAPITAL COMMITMENT

At 31st March 2008, the Group has committed to acquiring the remaining 51% of the issued share capital of its associated company, SEL from Sinochina Pacific Limited, an independent third party. After that acquisition, SEL will become a wholly-owned subsidiary of the Group. The consideration is based on the forthcoming financial results of SEL and its subsidiaries and associates for the year ending 31st December 2008. The total consideration to acquire the 100% of the issued share capital of SEL (including HK$64.0 million paid in respect of the 49% already acquired) shall not exceed HK$200 million. The consideration of such acquisition is expected to be financed by the Group's internal resources.

TREASURY POLICIES

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

股東權益及財務比率

於二零零八年三月三十一日，本集團之本公司股權持有人應佔資產淨值為港幣5.93億元（二零零七年：港幣4.81億元），較二零零七年增加港幣1.12億元或23.3%。

總債務與權益比率為3.5%（二零零七年：20.4%）及淨債務與權益比率為無（二零零七年：無），此乃將總借款及借款淨額分別除以總權益港幣5.93億元（二零零七年：港幣4.81億元）而得出之百分比。

借款

於結算日期，本集團之銀行借款為港幣2,050萬元（二零零七年：港幣9,800萬元），均以浮動息率計算，當中包括港幣1,850萬元於一年後但不超過五年內償還。現金及銀行結存（包括結構性存款）為港幣2.15億元（二零零七年：港幣1.68億元），於過往兩年並無借款淨額。現金及銀行存款增加主要由於於二零零七年五月配售2,540萬股新股份，其所得淨額為港幣9,200萬元。配售所得的款額全數用作擴展餐飲業務，一般營運資金及償還銀行借款。

本年度之財務費用為港幣210萬元（二零零七年：港幣510萬元），較二零零七年減少港幣300萬元。

資產抵押

於結算日期，資產並無抵押。於二零零七年三月三十一日，若干帳面總值約港幣840萬元之物業作抵押，以提供給一間海外附屬公司以取得一般銀行融資。

或然負債

於結算日期，本公司已就其全資附屬公司獲授予多達港幣2,100萬元（二零零七年：港幣1.55億元）之銀行融資提供擔保。

資本承擔

於二零零八年三月三十一日，本集團已承諾向一名獨立第三方Sinochina Pacific Limited收購本集團聯營公司SEL餘下51%之已發行股本。收購完成後，SEL將成為本集團全資附屬公司。收購代價乃根據SEL及其附屬公司及聯營公司截至二零零八年十二月三十一日止年度之財務業績而釐定。收購SEL 100%之已發行股本總代價（包括已繳付SEL 49%為港幣6,400萬元）將不超過港幣2.0億元。該收購之代價將由本集團之內部資源支付。

庫務政策

本集團對現金及財務管理採取審慎之庫務政策。為妥善管理風險及降低資金成本，本集團之一切庫務事宜均由總公司集中處理。目前大部份現金均為港幣或美元短期存款。本集團經常對其資金流動及融資狀況均作出審核，並不時因應新投資項目或銀行借款還款期，在維持恰當的負債比率下，尋求新的融資安排。

Information of property held by the Group as investment property is as follows:

本集團之投資物業資料詳列如下：

Location 地點	Usage 用途	Approximate gross floor area 大約樓面面積 sq.ft. 平方呎	Lease term 契約年期	Group's interest 集團所佔權益 % 百分率
Hong Kong **香港**				
Unit 6, 8/F., Block C, Ko Fai Industrial Building, 7 Ko Fai Road, Yau Tong, Kowloon 九龍油塘高輝道7號高輝工業大廈八樓六號C室	Central kitchen 中央廚房	10,000	Medium 中期	100

The Board is committed to maintaining a high standard of corporate governance practices and business ethics in the firm belief that they are essential for maintaining and promoting investors' confidence and maximising shareholders' returns. The Board reviews its corporate governance practices from time to time in order to meet the rising expectations of stakeholders and comply with the increasingly stringent regulatory requirements, and to fulfil its commitment to excellence in corporate governance.

董事會致力維持高水平的企業管治常規及商業道德標準的承諾，並堅信此對於維持及提高投資者的信心和增加股東的回報至為重要。為了達到與公司有相關利益者對企業管治常規水平不斷提升的期望和符合日趨嚴謹的法規要求，以及實踐董事會對堅守優越企業管治的承諾，董事會不斷檢討集團的企業管治常規。

The Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") came into effect on 1st January 2005. The CG Code sets out two levels of corporate governance practices namely, mandatory code provisions that a listed company must comply with or explain its non-compliance, and recommended best practices that a listed company is encouraged to comply with but need not disclose in the case of non-compliance. The Company is in compliance with the mandatory code provisions of the CG Code except for certain areas of non-compliance discussed later in this report.

聯交所《證券上市規則》(「上市規則」)附錄十四所載之《企業管治常規守則》(「企業管治守則」)已於二零零五年一月一日生效。企業管治守則訂明兩個層次的企業管治守則，包括：強制守則條文－上市公司必須遵守，或對任何偏離守則條文的情況作出解釋；及建議最佳常規－鼓勵上市公司加以遵守但毋需披露偏離常規的情況。除了於隨後本報告內討論某些偏離的情況外，本公司已遵守企業管治守則中的強制守則條文。

BOARD OF DIRECTORS

The Board is charged with providing effective and responsible leadership for the Company. The directors, individually and collectively, must act in good faith in the best interests of the Company and its shareholders. The Board sets the Group's overall objectives and strategies, monitors and evaluates its operating and financial performance and reviews the corporate governance standard of the Company. It also decides on matters such as annual and interim results, major transactions, director appointments or re-appointment, and dividend and accounting policies. Management profile of the Company as at the date of this report are set out on pages 18 to 21.

董事會

董事會肩負向本公司整體提供有效率和負責任的領導。董事會各成員，無論個別或共同地，都必須真誠地以公司及其股東的整體利益為前題行事。董事會訂立本集團之整體策略和方向，及監管和評估本集團其營運與財務上之表現，並檢討本公司之企業管治水平。董事會亦須決定各項公司事宜，其中包括全年及中期業績、重大交易、董事聘任或續聘、並股息分派及會計政策。於本報告書之日，本公司管理層簡介載於第18頁至第21頁。

BOARD OF DIRECTORS (continued)

The Board comprises 6 Executive Directors and 4 Independent Non-Executive Directors. The full Board met four times during the year under review. The attendance of Directors at the Board Meetings and the Board Committees Meetings is set out in the table below:

董事會(續)

董事會由六名執行董事及四名獨立非執行董事組成，董事局年內共舉行了四次會議，各董事在董事局會議和董事委員會會議的出席率如下：

Directors 董事	Meetings Attended/Held 會議出席／舉行次數 Board 董事局	Audit Committee 審核委員會	Remuneration Committee 薪酬委員會
Executive Directors *執行董事*			
Dr Chow Yei Ching *(Chairman)* 周亦卿博士 *(主席)*	3/4		
Mr Chow Vee Tsung, Oscar *(Managing Director)* 周維正先生 *(董事總經理)*	3/4		1/1
Mr Kuok Hoi Sang 郭海生先生	4/4		
Miss Lily Chow 周莉莉小姐	3/4		
Mr Chang Wan Lung, Robert *(appointed on 21st May 2007)* 張雲龍先生 *(於二零零七年五月二十一日獲委任)*	3/4		
Mr Ho Sai Hou *(appointed on 1st April 2008)* 何世豪先生 *(於二零零八年四月一日獲委任)*	Not Applicable 不適用		
Mr Fung Pak Kwan *(resigned as Managing Director on 1st April 2007)* 馮伯坤先生 *(於二零零七年四月一日辭任董事總經理)*	Not Applicable 不適用		1/1
Mr Kan Ka Hon *(resigned on 31st March 2008)* 簡嘉翰先生 *(於二零零八年三月三十一日辭任)*	4/4		
Independent Non-Executive Directors *獨立非執行董事*			
Mr Shinichi Yonehara 米原慎一先生	4/4	2/2	1/1
Mr Wu King Cheong 胡經昌先生	4/4	2/2	1/1
Mr Leung Kwong Kin *(appointed on 1st April 2008)* 梁光建先生 *(於二零零八年四月一日獲委任)*	Not Applicable 不適用		
Mr Lau Kai Shu, Frank *(appointed on 1st April 2008)* 劉啓樞先生 *(於二零零八年四月一日獲委任)*	Not Applicable 不適用		
Mr Kwong Man Sing *(resigned on 31st March 2008)* 鄺文星先生 *(於二零零八年三月三十一日辭任)*	4/4	2/2	1/1

The Board members have no financial, business, family or other relationships with each other save for that Dr Chow is the father of Mr Chow Vee Tsung, Oscar and Miss Lily Chow. Each of the Independent Non-Executive Directors has confirmed in writing his independence to the Company pursuant to Rule 3.13 of the Listing Rules.

除周亦卿博士為周維正先生及周莉莉小姐之父親外，各董事會成員之間概無財務、業務、親屬或其他關係。各獨立非執行董事已根據上市規則第3.13條規定已就其獨立性以書面確認。

APPOINTMENT AND RE-ELECTION OF DIRECTORS

Since the Board is involved in the appointment of new Directors, the Company has not established a Nomination Committee. The Board will take into consideration criteria such as expertise, experience, integrity and commitment when considering new director appointments. All candidates must also meet the standards as set forth in Rules 3.08 and 3.09 of the Listing Rules. A candidate who is to be appointed as an Independent Non-Executive Director should also meet the independence criteria set out in Rule 3.13 of the Listing Rules.

In accordance with the Bye-Laws of the Company, all Directors are subject to retirement by rotation and re-election at annual general meetings of the Company. New Directors appointed by the Board during the year are required to retire and submit themselves for re-election at the annual general meeting or general meeting immediately following their appointments. Further, at each annual general meeting, one-third of the Directors, or, if their number is not a multiple of three, then the number nearest to but not less than one-third are required to retire from office by rotation and no later than the third annual general meeting since the last re-election or appointment of such Director. Currently, all Independent Non-Executive Directors are not appointed for a specific term.

Appointment and resignation of Executive Directors and Independent Non-Executive Directors were considered and confirmed at an Executive Committee meeting of the Company on 21st May 2007 with the attendance of Dr Chow Yei Ching and Mr Chow Vee Tsung, Oscar and by full Board on 1st April 2008.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The CG Code provision stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same person. The Chairman of the Company is Dr Chow Yei Ching and the Managing Director is Mr Chow Vee Tsung, Oscar. The role of the Chairman is separate from that of the Managing Director. The Chairman is responsible for overseeing the functioning of the Board while the Managing Director is responsible for managing the Group's businesses.

董事之委任及重選

由於董事會參與新董事的委任，因此本公司並無成立提名委員會。在提名新董事時，董事會會考慮彼等之專業知識、經驗、誠信及承擔等各方面的資歷。所有候選人均已符合上市規則第3.08及3.09條之要求，而在委任獨立非執行董事時，候選人亦必須符合上市規則3.13條所載之指引之獨立性。

根據公司細則，所有董事須於本公司之股東週年大會上輪值告退，並膺選連任。於年內獲董事會委任之董事亦須在獲委任後之首次股東週年大會或繼委任後的普通會議上退任，並可膺選連任。再者，於每屆股東週年大會上須有三分之一或(如董事退任人數不是三的倍數)最接近但不少於三分之一的董事退任，而每位董事均須在其上次當選或重選後不超過三屆之股東週年大會上退任。現時，所有獨立非執行董事均沒有指定任期。

委任及辭任之執行董事及獨立非執行董事於二零零七年五月二十一日在本公司執行委員會會議上作考慮，並由周亦卿博士及周維正先生列席該會議及於二零零八年四月一日由全體董事通過。

主席及行政總裁

企業管治守則條文規定主席及行政總裁之角色必須分開及不能由同一人兼任。本公司的主席為周亦卿博士，而董事總經理為周維正先生。主席與董事總經理的職務明確劃分，主席負責監督董事會職能運作，董事總經理則負責管理本集團的業務。

AUDIT COMMITTEE

The Audit Committee was established in 1998 with written terms of reference. Mr Leung Kwong Kin Independent Non-Executive Director, was appointed Chairman of the committee on 1st April 2008 to succeed Mr Kwong Man Sing after his resignation as Independent Non-Executive Director and Chairman of the committee on 31st March 2008. They are qualified accountants with extensive experience in financial reporting and controls. Other members include all other Independent Non-Executive Directors, namely, Mr Shinichi Yonehara, Mr Wu King Cheong and Mr Lau Kai Shu, Frank (who was appointed on 1st April 2008). The Audit Committee is responsible for the appointment of external auditors, review of the Group's financial information and oversight of the Group's financial reporting system, internal control procedures and risk management frameworks. It is also responsible for reviewing the interim and final results of the Group prior to recommending them to the Board for approval. Its terms of reference are accessible on the Company's website, http://www.chevalier.com.

The Audit Committee held two meetings during the year ended 31st March 2008. At the meetings, it reviewed the connected transactions (if any), the interim results for the six months ended 30th September 2007 and last year's final results for the year ended 31st March 2007, and has reviewed with Management the accounting principles and practices adopted by the Group and discussed the auditing, internal controls, financial reporting matters and risk management systems of the Group. The final results for the year ended 31st March 2008 were reviewed by the Audit Committee in its meeting held on 14th July 2008.

REMUNERATION COMMITTEE

The Remuneration Committee was established on 10th March 2005 with written terms of reference. Mr Wu King Cheong was the Chairman of the committee. Other members of the committee include Messrs Shinichi Yonehara, Leung Kwong Kin and Lau Kai Shu, Frank (both appointed on 1st April 2008), Kwong Man Sing (resigned on 31st March 2008) and Chow Vee Tsung, Oscar. The Remuneration Committee is responsible for reviewing and determining the compensation and benefits of the Directors and senior management of the Company. Its terms of reference are accessible on the Company's website, http://www.chevalier.com.

The Remuneration Committee held a meeting during the year ended 31st March 2008 to review the remuneration packages paid to Directors and Senior Management for the year ended 31st March 2008.

審核委員會

有書面訂明職權範圍之審核委員會已於一九九八年成立。獨立非執行董事梁光建先生於二零零八年四月一日出任該委員會之主席，以替任鄺文星先生於二零零八年三月三十一日辭任的獨立非執行董事及該委員會之主席。彼等為處理財務報告及監控方面具資深經驗的合資格會計師。其他成員包括所有其他獨立非執行董事米原慎一先生、胡經昌先生及劉啓樞先生（彼於二零零八年四月一日獲委任）所組成。審核委員會負責委任外聘核數師、審閱本集團之財務資料及監察本集團之財務報告系統和內部監控程序及風險管理架構等事宜。該委員會負責審閱本集團中期及末期業績後才向董事會作出建議是否批准有關業績。審核委員會的具體職權範圍已載於本公司網站http://www.chevalier.com內。

審核委員會於二零零八年三月三十一日止年度內共舉行了兩次會議，並審閱關連交易（如適用），截至二零零七年九月三十日止六個月的中期業績和截至二零零七年三月三十一日止上年度的末期業績，與管理層審閱本集團所採納的會計準則，及討論核數、內部監控、財務報告及本集團之風險管理系統。截至二零零八年三月三十一日止之末期業績已經審核委員會於二零零八年七月十四日召開之會議上審閱。

薪酬委員會

有書面訂明職權範圍之薪酬委員會已於二零零五年三月十日成立。該委員會之主席為胡經昌先生。其他成員包括米原慎一先生、梁光建先生及劉啓樞先生（兩位於二零零八年四月一日獲委任）、鄺文星先生（於二零零八年三月三十一日辭任）及周維正先生。薪酬委員會負責審閱及釐定本公司董事及高級管理人員的薪酬及福利。薪酬委員會的具體職權範圍已載於本公司網站http://www.chevalier.com內。

薪酬委員會於二零零八年三月三十一日止年度內共舉行了一次會議，並審閱截至二零零八年三月三十一日止支付予董事及高級管理人員之薪酬待遇。

MANAGEMENT COMMITTEE

The Board has delegated the authority and responsibility for implementing its business strategies and managing the daily operations of the Group's business to an Executive Committee which was established in 1989. Members of the Executive Committee comprise 6 Executive Directors, namely Dr Chow Yei Ching, Mr Chow Vee Tsung, Oscar, Mr Kuok Hoi Sang, Miss Lily Chow, Mr Chang Wan Lung, Robert and Mr Ho Sai Hou.

管理委員會

董事會已授權於一九八九年成立之管理委員會負責推行其商業策略及管理本集團的日常商業運作。管理委員會由周亦卿博士、周維正先生、郭海生先生、周莉莉小姐、張雲龍先生及何世豪先生六位執行董事所組成。

INTERNAL CONTROL

The Board has overall responsibilities for maintaining sound and effective internal controls in the Group. During the year, the Board has conducted a review of the effectiveness of the Group's system of internal control, covering financial, operational, compliance control and risk management functions. The Group's system of internal control includes a defined management structure with limits of authority, and is designed to help the Group achieve its business objectives, safeguard its assets against unauthorised use or disposition, ensure the maintenance of proper accounting records for the provision of reliable financial information for internal use or for publication, and ensure compliance with relevant laws and regulations. The system is designed to provide reasonable, but not absolute, assurance against material misstatement or loss, and to manage rather than eliminate all risks of failure in the Group's operational systems and in the achievement of the Group's business objectives.

The Internal Audit Department plays a major role in monitoring the internal controls of the Group and reports directly to the Chairman. It has unrestricted access to review all aspects of the Group's activities and internal controls. It also conducts special audits of areas of concern identified by Management or the Audit Committee. The Internal Audit Department adopts a risk-based audit approach. All audit reports are circulated to the Audit Committee and key management. The Internal Audit Department is also responsible for following up the implementation of recommendations and corrective actions. The Audit Committee has free and direct access to the Head of Internal Audit Department without reference to the Chairman or Management.

內部監控

董事會全權負責維持本集團穩健和有效的內部監控系統。年內，董事會已檢討本集團在財務、運作、法規遵守的內部監控及風險管理的成效。本集團的內部監控系統包括界定管理架構及其相關的權限以協助集團達至商業指標、保管資產以防未經授權之使用或處理、確定保存適當的會計記錄作為可靠的財務資料供內部使用或對外發放，並確保符合相關法例與規則。上述監控系統旨在合理地(但並非絕對地)保證並無重大失實陳述或損失，並管理(但並非完全消除)本集團營運系統的失誤及未能達標的風險。

內部審核部在本集團的內部監控事宜上擔當重要角色並直接向主席匯報，在不受限制下審閱本集團各方面的事務及內部監控事宜，並就管理層或審核委員會關注的範疇進行特別審核。內部審核部採納以風險為本的審核原則。所有審核報告均會交由審核委員會及主要管理層傳閱。內部審核部亦負責跟進有關建議及改善措施的執行。審核委員會可與內部審核部主管直接接洽而毋須知會主席或管理層。

DIRECTORS' AND AUDITOR'S RESPONSIBILITIES FOR THE FINANCIAL STATEMENTS

The Directors acknowledge that it is their responsibilities in preparing the financial statements for the year ended 31st March 2008 on a going concern basis.

The Auditor of the Company acknowledge their reporting responsibilities in the auditor's report on the financial statements for the year ended 31st March 2008 as set out in the Independent Auditor's Report on page 40 to 41.

董事和核數師對財務報表的責任

董事會確認在負責編製截止二零零八年三月三十一日止年度之財務報表已按照持續經營的基準編製。

本公司之核數師確認彼等對本公司截至二零零八年三月三十一日止年度財務報表的責任載於第40頁至41頁的獨立核數師報告書中。

AUDITOR'S REMUNERATION

During the financial year ended 31st March 2008, the fees paid/payable to the auditors in respect of audit and non-audit services to the Group were as follows:

核數師之酬金

截至二零零八年三月三十一日止財政年度內，就本集團之核數及其他非核數服務已支付／應付核數師酬金如下：

		Amount (HK$'000) 金額(港幣千元)
Audit services	核數服務	1,010
Non-audit services	非核數服務	
(i) Tax services	(i) 税務服務	62
(ii) Other services	(ii) 其他服務	100

MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") as set out in Appendix 10 of the Listing Rules. Following a specific enquiry, each of the Directors confirmed that he/she has complied with the Model Code throughout the year.

證券交易的標準守則

本公司已採納了《上市規則》附錄十所載之《上市發行人董事進行證券交易》的標準守則(「標準守則」)。經具體查詢後，每位董事均確認於本年度內已遵守標準守則。

SOCIAL RESPONSIBILITY

To enhance the community relations, the Group has participated different charitable and voluntary organisations in various community activities. During the year, Watermark, a prestigious restaurant under Igor's Group Hong Kong, held a fundraising dinner and auction for raising HK$700,000 and "SantaFest" at "The Cavern", "La Bodega", "Stormies" and "Marlin" for raising HK$680,000 for ROSEcharities to support the operation of the Children's Surgical Centre in Phnom Penh, Cambodia. In addition, Pacific Coffee supported a charity program, "Operation Santa Claus" for 11 years by placing donation boxes in shops and donating earnings. Pacific Coffee also sponsored "Kid's puppet-making workshop," to promote children's art and sponsored the Hong Kong Literary Festival, in which the author of the popular children series "Horrid Henry", Francesca Simon, was invited to recite stories to a group of children and arousing children's interest in reading and writing.

社會責任

為加強社會關係，本集團參與多個慈善及志願團體舉辦的多項社會活動。年內，香港Igor's 旗下的高級餐廳Watermark舉行大型慈善晚宴及拍賣及於The Cavern, La Bodega, Stormies及Marlin舉行「SantaFest聖誕老人勁飲」活動，為慈善團體ROSEcharities分別籌得港幣70萬元及港幣68萬元。ROSEcharities成立目標是幫助柬埔寨金邊兒童手術中心籌募營運經費。此外，Pacific Coffee 第十一年支持的大型籌款活動「愛心聖誕大行動」，透過在店內放置捐款箱並捐出部份收益。Pacific Coffee贊助「兒童藝術工作坊」，推動兒童藝術，並贊助「香港文學節」邀請著名兒童圖書系列「Horrid Henry」作家Francesca Simon為小朋友説故事，培育兒童對閱讀和寫作的興趣。

INVESTOR AND SHAREHOLDER RELATIONS

The Group's senior management maintains close communications with investors, analysts, fund managers and the media by various channels including individual interviews and meetings. The Group also responds promptly to request for information and queries from the investors.

The Board also welcomes the views of shareholders on matters affecting the Group and encourages them to attend shareholders' meetings to communicate any concerns they might have with the Board or Management directly.

The Company provides extensive information of the Group timely to the shareholders and the public through the publication of interim and annual reports, circulars, notices and announcements. The financial and other information relating to the Group is disclosed on the Company's website at http://www.chevalier.com.

與投資者及股東之關係

本集團之高級管理人員透過多樣化的方式如個別訪問及會議與投資者、分析員、基金經理及傳媒保持緊密之溝通。本集團亦對投資者索取資料之要求和提問作出即時回應。

董事會亦歡迎股東對影響本集團的事項提出意見，並鼓勵他們出席股東大會，藉以直接地向董事會或管理層反映他們關注的事項。

本公司透過刊發中期及年度報告、通函、通告及公佈致力按時為股東及公眾人士提供全面的集團資料，而有關本集團的財務報告及其他資料亦載於本公司網站http://www.chevalier.com內。

The Directors present to shareholders their annual report together with the audited financial statements of the Company and of the Group for the year ended 31st March 2008.

董事會將本公司及本集團截至二零零八年三月三十一日止年度報告書及經審核財務報表提呈各股東省覽。

CHANGE OF COMPANY NAME

On 4th May 2007, the Company changed its English name to Chevalier Pacific Holdings Limited and the Chinese name "其士泛亞控股有限公司" has been adopted for identification purpose.

更改公司名稱

於二零零七年五月四日，本公司之英文名稱更改為「Chevalier Pacific Holdings Limited」，並採納「其士泛亞控股有限公司」為其中文名稱，以作識別用途。

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding while the principal activities of its principal subsidiaries and associates are shown on note 40 and note 19 to the financial statements respectively.

The Group's revenue and results for the year ended 31st March 2008 analysed by business and geographical segments are set out in note 31 to the financial statements.

主要業務

本公司之主要業務為投資控股，而其主要附屬公司及聯營公司之主要業務分別載於財務報表附註40及19內。

本集團截至二零零八年三月三十一日止年度按業務及地區分類之收益及業績之分析載於財務報表附註31內。

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31st March 2008 are set out in the consolidated income statement on page 42. An interim dividend of HK3.0 cents per share was paid on Wednesday, 9th January 2008. The Directors now recommend the payment of a final dividend of HK7.0 cents per share.

業績及撥用

本集團截至二零零八年三月三十一日止年度之業績載於第42頁之綜合收益表內。中期股息每股港幣3.0仙已於二零零八年一月九日(星期三)以現金支付。董事會現建議派發末期股息每股港幣7.0仙。

CLOSURE OF REGISTER OF MEMBERS

For the purpose of qualifying for the proposed final dividend and determining the identity of the shareholders entitled to attend and vote at the annual general meeting of the Company to be held on Friday, 26th September 2008, the Register of Members of the Company will be closed from Tuesday, 23rd September 2008 to Friday, 26th September 2008, both days inclusive, during which period no transfer of shares will be effected. To qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Tricor Standard Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Monday, 22nd September 2008.

暫停股份過戶登記

為確保獲得建議派發之末期股息及釐定有權出席本公司於二零零八年九月二十六日(星期五)舉行之股東週年大會並於會上投票之股東身份，本公司將於二零零八年九月二十三日(星期二)至二零零八年九月二十六日(星期五)(首尾兩日包括在內)暫停辦理股份過戶登記手續。為確保獲得建議派發之末期股息，持有本公司股份之人士，請於二零零八年九月二十二日(星期一)下午四時前，將所有股份過戶文件連同有關股票，送達本公司之香港股份過戶登記分處卓佳標準有限公司，地址為香港皇后大道東二十八號金鐘匯中心二十六樓，以便辦理過戶登記手續。

SHARE CAPITAL

Movements in the Company's share capital during the year are set out in note 28 to the financial statements.

股本

年度內，本公司股本之變動載於財務報表附註28內。

SHARE OPTION SCHEME

Particulars of the share option scheme to subscribe for shares in the Company during the year are set out in note 37 to the financial statements.

購股權計劃

年度內，本公司之購股權計劃可予認購股份詳情載於財務報表附註37內。

RESERVES

Movements in reserves of the Group and the Company during the year are set out in note 29 to the financial statements.

As at 31st March 2008, the Company's reserves available for distribution to shareholders amounted to HK$115 million (2007: HK$63.1 million).

儲備

年度內，本集團及本公司之儲備的變動載於財務報表附註29內。

於二零零八年三月三十一日，本公司可供分派予股東之儲備達港幣1.15億元(二零零七年：港幣6,310萬元)。

INVESTMENT PROPERTY

Movements in investment property of the Group during the year are set out in note 15 to the financial statements.

投資物業

年度內,本集團之投資物業的變動載於財務報表附註15內。

PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment of the Group during the year are set out in note 16 to the financial statements.

物業、廠房及設備

年度內,本集團之物業、廠房及設備的變動載於財務報表附註16內。

BORROWINGS

Details of bank loans and other borrowings of the Group as at 31st March 2008 are set out in note 27 to the financial statements.

借款

本集團在二零零八年三月三十一日之銀行借款及其他借貸之詳情載於財務報表附註27。

FINANCIAL SUMMARY

A financial summary of the Group is shown on pages 2 and 3.

財務概要

本集團之財務概要載於第2頁及3頁。

MAJOR CUSTOMERS AND SUPPLIERS

The five largest suppliers accounted for 59.7% of the Group's purchases for the year whereas the five largest customers accounted for 2.2% of the Group's revenue for the year. The largest supplier and the largest customer accounted for 17.5% and 1.0% of the Group's purchases and revenue respectively. None of the Directors, their associates nor any shareholder (whom to the knowledge of the Directors owns more than 5.0% of the Company's issued share capital) has any interest in the Group's five largest suppliers or five largest customers.

主要客戶及供應商

本集團之五大供應商佔本集團本年度進貨額59.7%,而本集團之五大客戶佔本集團本年度收益2.2%。其中最大供應商及客戶分別佔本集團進貨額及收益為17.5%及1.0%。本公司各董事、其聯繫人士或任何股東(就各董事所知其擁有本公司已發行股本逾5.0%者)概無與本集團的五大供應商或五大客戶有任何權益。

INFORMATION OF INVESTMENT PROPERTY

Information of the investment property of the Group as at 31st March 2008 is set out on page 25.

投資物業資料

本集團於二零零八年三月三十一日之投資物業資料載於第25頁。

EMPLOYEES AND REMUNERATION POLICIES

As at 31st March 2008, the Group employed under its subsidiaries approximately 640 full time staff globally. Total staff costs amounted to approximately HK$73.0 million for the year ended 31st March 2008. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

僱員及薪酬制度

於二零零八年三月三十一日,本集團旗下附屬公司於全球僱用約640名全職員工。截至二零零八年三月三十一日止年度,員工總開支約為港幣7,300萬元。本集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之表現而作出定期評估。其他員工福利包括酌情發放花紅獎賞、醫療計劃、退休金計劃及僱員購股權計劃等。

DONATIONS

During the year, the Group made donations of HK$83,000 to charitable bodies.

慈善捐款

年度內,本集團捐款予慈善機構為港幣8.3萬元。

PRE-EMPTIVE RIGHTS

There are no provision for pre-emptive rights under the Company's Bye-laws although there are no restriction against such rights under the laws in Bermuda where the Company is incorporated.

優先承讓權

本公司之細則並無優先承讓權之規定,雖然根據本公司之註冊地百慕達之法例,對此並無作出任何限制。

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

購買、出售或贖回上市證券

年度內，本公司或其任何附屬公司並無購買、出售或贖回本公司之任何上市證券。

DIRECTORS

The Directors who held office during the year and up to the date of this report were:

Executive Directors

Dr CHOW Yei Ching	*(Chairman)*
Mr CHOW Vee Tsung, Oscar	*(Managing Director)*
Mr KUOK Hoi Sang	
Miss Lily CHOW	
Mr CHANG Wan Lung, Robert	*(appointed on 21st May 2007)*
Mr HO Sai Hou	*(appointed on 1st April 2008)*
Mr FUNG Pak Kwan	*(resigned as Managing Director on 1st April 2007)*
Mr KAN Ka Hon	*(resigned on 31st March 2008)*

Independent Non-Executive Directors

Mr Shinichi YONEHARA	
Mr WU King Cheong	
Mr LEUNG Kwong Kin	*(appointed on 1st April 2008)*
Mr LAU Kai Shu, Frank	*(appointed on 1st April 2008)*
Mr KWONG Man Sing	*(resigned on 31st March 2008)*

In accordance with the Company's Bye-laws, Messrs HO Sai Hou, LEUNG Kwong Kin, LAU Kai Shu, Frank and CHOW Vee Tsung, Oscar shall retire from office at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election. The Independent Non-Executive Directors are subject to the same retirement requirements as the Executive Directors.

董事

年度內及截至本報告日期止之在任董事如下：

執行董事

周亦卿博士	*(主席)*
周維正先生	*(董事總經理)*
郭海生先生	
周莉莉小姐	
張雲龍先生	*(於二零零七年五月二十一日獲委任)*
何世豪先生	*(於二零零八年四月一日獲委任)*
馮伯坤先生	*(於二零零七年四月一日辭任董事總經理)*
簡嘉翰先生	*(於二零零八年三月三十一日辭任)*

獨立非執行董事

米原慎一先生	
胡經昌先生	
梁光建先生	*(於二零零八年四月一日獲委任)*
劉啓樞先生	*(於二零零八年四月一日獲委任)*
鄺文星先生	*(於二零零八年三月三十一日辭任)*

根據本公司之細則，何世豪先生、梁光建先生、劉啓樞先生及周維正先生須於即將召開之股東週年大會上告退，惟願膺選連任。各獨立非執行董事之告退規定與各執行董事相同。

DIRECTORS' INTERESTS IN CONTRACTS

Dr CHOW Yei Ching, Messrs CHOW Vee Tsung, Oscar, KUOK Hoi Sang, Shinichi YONEHARA, FUNG Pak Kwan and KAN Ka Hon are interested in certain contracts in that they are the Directors and/or have beneficial interests in CIHL.

Save as aforementioned, no other contract of significance to which the Company or its holding company or any of its subsidiaries or fellow subsidiaries was a party and in which a director had a material interest subsisted at the end of the year or at any time during the year.

董事於合約內之權益

周亦卿博士、周維正先生、郭海生先生、米原慎一先生、馮伯坤先生及簡嘉翰先生在若干合約中擁有權益，概因彼等乃其士國際之董事及／或實益擁有其士國際之權益。

除上文所述者外，本公司或其控股公司或其任何附屬公司或同母系附屬公司於本年底或年度內任何時間，並無簽訂任何可使董事獲得重大利益之合約。

DIRECTORS' INTERESTS IN COMPETING BUSINESS

During the year, none of the Directors have an interest in any business constituting a competing business to the Group.

董事於競爭性業務之權益

年度內，概無董事與本集團於任何構成競爭之業務中有任何權益。

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES

As at 31st March 2008, the interests and short positions of the Directors and the chief executives of the Company in the share, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO"), which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to S352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

董事及主要行政人員之證券權益

於二零零八年三月三十一日，本公司董事及主要行政人員於本公司及其相聯公司（定義見證券及期貨條例（「證券及期貨條例」）第XV部）之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益及短倉（包括本公司董事根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉），或必須並已記錄於根據證券及期貨條例第352條規定須予存置之登記冊內之權益及短倉，或根據標準守則須知會本公司及聯交所之權益及短倉如下：

(a) Interests in the Company – Shares

(甲) 本公司權益－股份

Name of Directors 董事名稱	Capacity 身份	Number of ordinary shares 普通股股份數目: Personal interests 個人權益	Corporate interests 公司權益	Total 總數	Approximate percentage of interest 權益概約百分比 (%)
CHOW Yei Ching 周亦卿	Interest of controlled corporation 受控制公司之權益	–	118,846,933	118,846,933	55.14
KUOK Hoi Sang 郭海生	Beneficial owner 實益擁有人	2,400,000	–	2,400,000	1.11
KAN Ka Hon 簡嘉翰	Beneficial owner 實益擁有人	451,200	–	451,200	0.21
Shinichi YONEHARA 米原慎一	Beneficial owner 實益擁有人	600	–	600	0.00028

* Dr CHOW Yei Ching has notified the Company that under the SFO, he was deemed to be interested in 118,846,933 shares of the Company which were held by CIHL as Dr Chow beneficially owned 154,682,359 shares in CIHL, representing approximately 55.5% of the issued share capital of CIHL. Dr Chow was deemed to be interested in these shares under the SFO and these shares were same as those shares disclosed in the section "Substantial Shareholders' Interests in Securities" below.

* 周亦卿博士實益持有其士國際154,682,359股股份，佔其士國際股份約55.5%。根據證券及期貨條例，周博士被視為擁有其士國際持有之本公司股份118,846,933股之權益，周博士並已就此向本公司作出知會。該等股份與下段「主要股東之證券權益」所述之股份相同。

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES (continued)

董事及主要行政人員之證券權益(續)

(b) Interests in Associated Corporation – Shares

(乙)相聯公司權益－股份

Name of Directors 董事名稱	Associated corporation 相聯公司	Capacity 身份	Number of ordinary shares 普通股股份數目 Personal interests 個人權益	Total 總數	Approximate percentage of interest 權益概約百分比 (%)
CHOW Yei Ching 周亦卿	CIHL 其士國際	Beneficial owner 實益擁有人	154,682,359	154,682,359	55.52
KUOK Hoi Sang 郭海生	CIHL 其士國際	Beneficial owner 實益擁有人	98,216	98,216	0.04
KAN Ka Hon 簡嘉翰	CIHL 其士國際	Beneficial owner 實益擁有人	29,040	29,040	0.01
Shinichi YONEHARA 米原慎一	CIHL 其士國際	Beneficial owner 實益擁有人	1,671	1,671	0.001

Save as disclosed above and in "Share Option Schemes" below, as at 31st March 2008, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have taken under such provisions of the SFO); or are required, pursuant to S352 of the SFO, to be recorded in the register referred to therein, or are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

除上文及下文之「購股權計劃」披露者外，於二零零八年三月三十一日，就本公司董事及主要行政人員所知，概無其他人士於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益或短倉(包括彼根據上述證券及期貨條例條文被列為或視作擁有之權益或短倉)，或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益或短倉；或須根據標準守則知會本公司及聯交所之權益或短倉。

SHARE OPTION SCHEMES

A share option scheme of the Company (the "CPHL Scheme") was approved by the shareholders of CIHL and shareholders of the Company on 20th September 2002. Another share option scheme of CIHL (the "CIHL Scheme") was also approved by the shareholders of CIHL on 20th September 2002. The CPHL Scheme and the CIHL Scheme fully comply with Chapter 17 of the Listing Rules. During the year, no share option was granted, exercised, cancelled or lapsed under the CPHL Scheme and the CIHL Scheme. There was no outstanding option under the CPHL Scheme and the CIHL Scheme at the beginning and at the end of the year.

購股權計劃

其士國際股東及本公司股東於二零零二年九月二十日批准本公司一項購股權計劃(「其士泛亞計劃」)。其士國際股東於二零零二年九月二十日批准另一項其士國際購股權計劃(「其士國際計劃」)。其士泛亞計劃及其士國際計劃完全符合聯交所上市規則第十七章之規定。年度內，並無購股權根據其士泛亞計劃及其士國際計劃而授出、行使、註銷或失效。於年度初及年結，並無其士泛亞計劃及其士國際計劃尚未行使之購股權之權益。

DIRECTORS' SERVICE CONTRACTS

No Director offering for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

董事服務合約

概無任何於即將召開之股東週年大會膺選連任的董事與本公司簽訂不可在一年內不作補償(法定賠償除外)而可予以終止之服務合約。

MANAGEMENT CONTRACTS

Apart from the management agreement entered into with CIHL Group as set out in note 39 to the financial statements, no other contract of significance concerning the management and administration of the whole or any substantial part of the business of the Company or any of its subsidiaries was entered into or subsisted during the year.

管理服務合約

除於財務報告附註39內所述之本公司與其士國際集團簽訂的管理服務協議外,年內並無簽署有關管理及經營本公司或其任何附屬公司全部或大部份業務之重要合約。

RETIREMENT SCHEMES

The Company and its Hong Kong subsidiaries were participating companies in the Chevalier Group Staff Provident Fund Scheme (the "Scheme") as defined in the Occupational Retirement Schemes Ordinance which is a defined contribution retirement scheme. The Scheme was granted exemption from Mandatory Provident Fund regulations by the Mandatory Provident Fund Scheme Authority and shall not open to new members starting from 1st December 2000. Certain of the Company's overseas subsidiaries contribute to their local government's central pension plans for their employees. Contributions to the Scheme are made by both the employers and the employees at the rate of 5.0% to 45.0% on the employees' salaries.

Pursuant to Government legislation, Bank Consortium Trust Company Limited was selected by the Group as an alternative Mandatory Provident Fund ("MPF") service provider for employees of the Group who join the Group from 1st December 2000. The MPF is available to the employees aged 18 to 65 and with at least 60 days of service under the employment of the Group in Hong Kong. Contributions are made by the Group at 5.0% based on the staff's relevant income at a maximum of HK$20,000 per month. The benefits are required by law to be preserved until the retirement age of 65.

The Group's total contributions to these schemes charged to the consolidated income statement during the year amounted to HK$3,091,000.

退休金計劃

本公司及其在香港之附屬公司為其士集團僱員公積金計劃(「公積金計劃」)之參與公司,此計劃之定義見職業退休計劃條例,屬界定供款退休計劃。公積金計劃已獲強制性公積金計劃管理局之強制性公積金條例所豁免,並於二零零零年十二月一日起不接受新成員。本公司若干海外附屬公司為僱員在當地政府中央退休金計劃中注入供款。這些計劃乃由僱主及僱員分別以僱員薪金5.0%至45.0%比率注入供款。

根據政府法例,本集團選擇銀聯信託有限公司為強制性公積金(「強積金計劃」)服務供應商,自二零零零年十二月一日起加入本集團之僱員必須參與該計劃。強積金計劃為所有年齡介乎十八至六十五歲,並由本集團承聘於香港工作最少六十天之僱員參加。本集團之供款乃根據僱員有關薪金5.0%注入供款,惟每月薪金以港幣20,000元為上限。根據法例規定,有關利益須保留至六十五歲之退休年齡方可領取。

年度內,本集團在該等計劃之總供款已計入綜合收益表為港幣309.1萬元。

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES

As at 31st March 2008, so far as is known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the shares or underlying shares of the Company which have been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO were as follows:

主要股東之證券權益

於二零零八年三月三十一日，就本公司董事及主要行政人員所知，下列人士或法團於本公司股份或相關股份中所擁有須根據證券及期貨條例第XV部第2及3分部的條文向本公司披露，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內之權益及短倉如下：

Substantial shareholders 主要股東	Capacity 身份	Number of Shares held (Long position) 持股份數量(好倉)	Approximate percentage of interest 權益概約百分比 (%)
CHOW Yei Ching 周亦卿	Beneficial owner 實益擁有人	118,846,933 *(Note 1) (附註1)*	55.14
MIYAKAWA Michiko 宮川美智子	Beneficial owner 實益擁有人	118,846,933 *(Note 2) (附註2)*	55.14
CIHL 其士國際	Beneficial owner 實益擁有人	118,846,933	55.14
CHEN Wai Wai, Vivien 陳慧慧	Beneficial owner 實益擁有人	18,800,000 *(Note 3) (附註3)*	8.72
Crosby Investment Holdings Inc.	Interest of controlled corporation 受控制公司之權益	18,800,000 *(Note 3) (附註3)*	8.72
Nan Fung Resources Limited 南豐資源有限公司	Interest of controlled corporation 受控制公司之權益	18,800,000 *(Note 3) (附註3)*	8.72
Gentfull Investment Limited 俊孚投資有限公司	Beneficial owner 實益擁有人	18,800,000 *(Note 3) (附註3)*	8.72

Notes:

1. Under the SFO, these shares were held by Dr Chow as corporate interests in which Dr Chow was deemed to be interested.

2. Under Part XV of the SFO, Ms Miyakawa Michiko, the spouse of Dr Chow, was deemed to be interested in the same parcel of those shares held by Dr Chow.

3. Ms Chen Wai Wai, Vivien, Crosby Investment Holdings Inc., Nan Fung Resources Limited are taken to be interested in 18,800,000 shares which were held by Gentfull Investment Limited. Gentfull Investment Limited is wholly owned by Nan Fung Resources Limited and in turn wholly owned by Crosby Investment Holdings Inc. which is 100% owned by Ms Chen Wai Wai, Vivien.

附註：

1. 根據證券及期貨條例，該等股份由周博士以公司權益持有；而周博士被視為持有該等股份的權益。

2. 根據證券及期貨條例第XV部，該等股份由周博士持有。周博士之配偶宮川美智子女士被視為擁有同一批股份之權益。

3. 陳慧慧女士、Crosby Investment Holdings Inc.及南豐資源有限公司被視為持有18,800,000股股份。陳慧慧女士持有Crosby Investment Holdings Inc. 100%股權；而Crosby Investment Holdings Inc.持有南豐資源有限公司100%股權，南豐資源有限公司持有俊孚投資有限公司100%股權。

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES (continued)

Save as disclosed above, as at 31st March 2008, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO, or, were directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

ARRANGEMENT FOR ACQUISITION OF SHARES OR DEBENTURES

Except for the share option schemes adopted by the Company and its associated corporations, at no time during the year was the Company or its holding company or any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

CORPORATE GOVERNANCE

The Board of the Company is committed to maintain high standards of corporate governance. The Company has complied throughout the year ended 31st March 2008 with the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules with exception of deviation. Detailed information on the Company's corporate governance practices is set out in the Corporate Governance Report contained on pages 26 to 31 of the Annual Report.

SUFFICIENCY OF PUBLIC FLOAT

According to the information that is publicly available to the Company and within the knowledge of the Board, the percentage of the Company's share which are in the hands of the public exceeds 25% of the Company's total number of issued shares as at 16th July 2008, the latest practicable date to ascertain such information prior to the issue of this annual report.

AUDITOR

The financial statements have been audited by Messrs PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting of the Company.

On behalf of the Board

CHOW Yei Ching
Chairman

Hong Kong, 16th July 2008

主要股東之證券權益(續)

除上文所披露者外，就本公司董事及主要行政人員所知，於二零零八年三月三十一日，概無任何其他人士於本公司或其任何相聯公司之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第2及第3分部向本公司披露之權益或短倉，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內，或直接或間接持有任何類別股本(附有權利在任何情況下可於本公司之股東大會上投票之股本)面值百分之五或以上權益。

購買股份或債券之安排

除本公司及其相聯公司採納之購股權計劃外，於本年度任何時間內，本公司或其任何控股公司或其任何附屬公司或同系附屬公司概無參與任何安排，使本公司董事透過購買本公司或任何其他公司之股份或債券而獲得利益。

企業管治

本公司董事會致力維持高水平之企業管治常規。截至二零零八年三月三十一日止，除若干偏離外，本公司在整個年度一直遵守上市規則附錄十四所載之最佳應用守則的指引，有關本公司之企業管治常規已詳載於本年報第26頁至第31頁之企業管治報告書內。

足夠公眾持股量

根據本公司獲得之公開資料及據董事會所知，於二零零八年七月十六日(即本年報刊發前確定該等資料的最後實際可行日期)，公眾人士所持有本公司股份超過本公司已發行股份總數25%。

核數師

本財務報表由羅兵咸永道會計師事務所審核。羅兵咸永道會計師事務所將會告退，並符合資格願在應屆股東週年大會重獲委任。

承董事會命

主席
周亦卿

香港，二零零八年七月十六日

TO THE SHAREHOLDERS OF CHEVALIER PACIFIC HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of Chevalier Pacific Holdings Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 42 to 108, which comprise the consolidated and company balance sheets as at 31st March 2008, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

致其士泛亞控股有限公司股東
(於百慕達註冊成立之有限責任公司)

本核數師(以下簡稱「我們」)已審核列載於第42至108頁其士泛亞控股有限公司(「貴公司」)及其附屬公司(以下合稱「貴集團」)的綜合財務報表，此綜合財務報表包括於二零零八年三月三十一日的綜合及公司資產負債表與截至該日止年度的綜合收益表、綜合權益變動表和綜合現金流量表，以及主要會計政策概要及其他附註解釋。

董事就財務報表須承擔的責任

貴公司董事須負責根據香港會計師公會頒佈的香港財務報告準則及按照香港《公司條例》的披露規定編製及真實而公平地列報該等綜合財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部控制，以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等綜合財務報表作出意見，並按照百慕達一九八一年《公司法》第90條僅向整體股東報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

我們已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定此等財務報表是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實而公平地列報財務報表相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價財務報表的整體列報方式。

我們相信，我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st March 2008 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 16th July 2008

意見

我們認為，該等綜合財務報表已根據香港財務報告準則真實而公平地反映貴公司及貴集團於二零零八年三月三十一日的事務狀況及貴集團截至該日止年度的利潤及現金流量，並已按照香港《公司條例》的披露規定妥為編製。

羅兵咸永道會計師事務所
執業會計師

香港，二零零八年七月十六日

Consolidated Income Statement
綜合收益表

For the year ended 31st March 2008 截至二零零八年三月三十一日止年度

		Note 附註	2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Continuing operations	**持續經營業務**			
Revenue	收益	5	**311,442**	259,903
Cost of sales	銷售成本		**(78,978)**	(65,779)
Gross profit	毛利		**232,464**	194,124
Other (expenses)/income, net	其他(支出)/收入,淨值	6	**(5,463)**	9,042
Other gain, net	其他收益,淨值	7	**503**	2,850
Operating expenses	經營費用		**(218,092)**	(178,852)
Operating profit*	經營溢利		**9,412**	27,164
Share of results of associates	所佔聯營公司業績	19	**9,631**	955
			19,043	28,119
Finance income	財務收入	8	**1,431**	1,125
Finance costs	財務費用	8	**(2,014)**	(4,557)
Finance costs, net	財務費用,淨值	8	**(583)**	(3,432)
Profit before taxation	除税前溢利	9	**18,460**	24,687
Income tax expenses	所得税支出	10	**(3,103)**	(2,005)
Profit for the year from continuing operations	來自持續經營業務之本年度溢利		**15,357**	22,682
Discontinued operations	**非持續經營業務**			
Profit for the year from discontinued operations	來自非持續經營業務之本年度溢利	14	**10,660**	10,979
Profit for the year	本年度溢利		**26,017**	33,661
Attributable to:	應佔方:			
Equity holders of the Company	本公司股權持有人	13	**26,017**	33,661
Dividends	股息	11	**21,554**	13,376
Earnings per share	每股盈利	12		
From continuing operations	來自持續經營業務			
– Basic and diluted (HK cents per share)	一基本及攤薄(每股港仙)		**7.23**	12.51
From discontinued operations	來自非持續經營業務			
– Basic and diluted (HK cents per share)	一基本及攤薄(每股港仙)		**5.02**	6.06
Total (HK cents per share)	總額(每股港仙)		**12.25**	18.57

The notes on pages 48 to 108 are integral parts of these consolidated financial statements.

第48至108頁之附註乃此等綜合財務報表之組成部份。

		Note 附註	2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Non-current assets	**非流動資產**			
Investment property	投資物業	15	**9,800**	–
Property, plant and equipment	物業、廠房及設備	16	**59,466**	58,890
Goodwill	商譽	18	**84,010**	84,010
Trademark	商標	18	**108,000**	108,000
Interests in associates	所佔聯營公司之權益	19	**77,963**	62,092
Available-for-sale investments	可供出售之投資	20	**19,423**	9,247
Investments at fair value through profit or loss	於損益帳按公允值處理之投資	21	**14,884**	51,320
Amount due from an associate	應收聯營公司帳款	19	**2,733**	–
Non-current deposits	非流動存出按金	23	**24,395**	19,498
			400,674	393,057
Current assets	**流動資產**			
Inventories	存貨	22	**8,621**	6,897
Debtors, deposits and prepayments	應收帳款、存出按金及預付款項	23	**22,881**	24,699
Amount due from an associate	應收聯營公司帳款	19	**1,367**	–
Income tax recoverable	可取回所得稅		**–**	2,553
Investments at fair value through profit or loss	於損益帳按公允值處理之投資	21	**83,317**	62,142
Bank balances and cash equivalents	銀行結存及現金等值	24	**200,011**	88,250
			316,197	184,541
Non-current assets classified as held for sale	分類為持作出售之非流動資產	14	**–**	171,479
			316,197	356,020
Current liabilities	**流動負債**			
Creditors, deposits and accruals	應付帳款、存入按金及應付費用	25	**71,490**	48,132
Amount due to ultimate holding company	應付最終控股公司帳款	26	**1,783**	2,104
Amounts due to associates	應付聯營公司帳款	19	**2,616**	–
Deferred income	遞延收入		**3,308**	1,073
Provision for taxation	課稅準備		**1,923**	–
Bank borrowings	銀行借款	27	**2,000**	52,000
			83,120	103,309
Liabilities directly associated with non-current assets classified as held for sale	直接與分類為持作出售之非流動資產有關之負債	14	**–**	105,969
			83,120	209,278
Net current assets	**流動資產淨值**		**233,077**	146,742
Total assets less current liabilities	**總資產減流動負債**		**633,751**	539,799

		Note 附註	2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Capital and reserves	**股本及儲備**			
Share capital	股本	28	**107,770**	95,078
Reserves	儲備	29	**485,282**	386,086
Equity attributable to equity holders of the Company	本公司股權持有人應佔權益		**593,052**	481,164
Minority interests	少數股東權益		**–**	200
Total equity	**總權益**		**593,052**	481,364
Non-current liabilities	**非流動負債**			
Deferred tax liabilities	遞延税項負債	30	**22,199**	21,435
Bank borrowings	銀行借款	27	**18,500**	37,000
			40,699	58,435
Total equity and non-current liabilities	**總權益及非流動負債**		**633,751**	539,799

Approved by the Board of Directors on 16th July 2008 and signed on its behalf by:

經董事會於二零零八年七月十六日批准，並由下列董事代表簽署：

CHOW Vee Tsung, Oscar
周維正
Director
董事

KUOK Hoi Sang
郭海生
Director
董事

The notes on pages 48 to 108 are integral parts of these consolidated financial statements.

第48至108頁之附註乃此等綜合財務報表之組成部份。

		Note 附註	2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Non-current assets	**非流動資產**			
Property, plant and equipment	物業、廠房及設備		**11**	54
Interests in subsidiaries	所佔附屬公司之權益	17	**490,900**	302,313
Interests in associates	所佔聯營公司之權益	19	**67,377**	61,137
Investments at fair value through profit or loss	於損益帳按公允值處理之投資	21	**14,884**	14,841
Amount due from an associate	應收聯營公司帳款	19	**2,733**	–
			575,905	378,345
Current assets	**流動資產**			
Deposits and prepayments	存出按金及預付款項	23	**223**	550
Amounts due from subsidiaries	應收附屬公司帳款	17	**7,565**	86,276
Amount due from an associate	應收聯營公司帳款	19	**1,367**	–
Investments at fair value through profit or loss	於損益帳按公允值處理之投資	21	**–**	94
Bank balances and cash equivalents	銀行結存及現金等值	24	**2,231**	15,215
			11,386	102,135
Current liabilities	**流動負債**			
Deposits and accruals	存入按金及應付費用	25	**22,924**	18,238
Amount due to ultimate holding company	應付最終控股公司帳款	26	**955**	1,404
Amount due to a subsidiary	應付附屬公司帳款	17	**2,291**	43,918
			26,170	63,560
Net current (liabilities)/assets	**流動（負債）／資產淨值**		**(14,784)**	38,575
Total assets less current liabilities	**總資產減流動負債**		**561,121**	416,920
Capital and reserves	**股本及儲備**			
Share capital	股本	28	**107,770**	95,078
Reserves	儲備	29	**453,351**	321,842
Total equity	**總權益**		**561,121**	416,920

Approved by the Board of Directors on 16th July 2008 and signed on its behalf by:

經董事會於二零零八年七月十六日批准，並由下列董事代表簽署：

CHOW Vee Tsung, Oscar
周維正
Director
董事

KUOK Hoi Sang
郭海生
Director
董事

The notes on pages 48 to 108 are integral parts of these financial statements.

第48至108頁之附註乃此等財務報表之組成部份。

Consolidated Statement of Changes in Equity
綜合權益變動表

For the year ended 31st March 2008 截至二零零八年三月三十一日止年度

		Equity attributable to equity holders of the Company 本公司股權持有人應佔權益 HK$'000 港幣千元	Minority interests 少數股東權益 HK$'000 港幣千元	Total equity 總權益 HK$'000 港幣千元
At 1st April 2006	於二零零六年四月一日	411,100	176	411,276
Exchange difference on translation of operations of overseas subsidiaries and an associate	換算海外附屬公司及一間聯營公司的經營所產生的滙兌差額	5,079	24	5,103
Total income recognised directly in equity	直接於權益確認之收入總額	5,079	24	5,103
Profit for the year	本年度溢利	33,661	–	33,661
Total recognised income and expenses for the year	本年度已確認收入及開支總額	38,740	24	38,764
Dividends paid	已付股息	(13,322)	–	(13,322)
Issue of shares	發行股份	44,744	–	44,744
Share issuance expenses	股份發行開支	(98)	–	(98)
At 31st March 2007	於二零零七年三月三十一日	481,164	200	481,364
Exchange difference on translation of operations of overseas subsidiaries	換算海外附屬公司的經營所產生的滙兌差額	5,153	–	5,153
Exchange fluctuation reserve realised upon disposal of subsidiaries	於出售附屬公司後變現之匯兌浮動儲備	(7,253)	–	(7,253)
Disposal of subsidiaries	出售附屬公司	–	(200)	(200)
Change in fair value of available-for-sale investments	可供出售之投資之公允值變動	11,011	–	11,011
Total income recognised directly in equity	直接於權益確認之收入總額	8,911	(200)	8,711
Profit for the year	本年度溢利	26,017	–	26,017
Total recognised income and expenses for the year	本年度已確認收入及開支總額	34,928	(200)	34,728
Dividends paid	已付股息	(15,087)	–	(15,087)
Issue of shares	發行股份	93,922	–	93,922
Share issuance expenses	股份發行開支	(1,875)	–	(1,875)
At 31st March 2008	於二零零八年三月三十一日	593,052	–	593,052

The notes on pages 48 to 108 are integral parts of these consolidated financial statements.

第48至108頁之附註乃此等綜合財務報表之組成部份。

For the year ended 31st March 2008 截至二零零八年三月三十一日止年度

		Note 附註	2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Cash generated from operations	**經營產生之現金**	33 (a)	**78,445**	113,777
Profits tax paid	已繳付利得稅		**(495)**	(3,707)
Profits tax refund	利得稅退款		**2,539**	34
Net cash inflow from operating activities	**來自經營業務之現金流入淨額**		**80,489**	110,104
Investing activities	**投資業務**			
Interest received	已收利息		**1,627**	1,383
Purchase of property, plant and equipment	購買物業、廠房及設備		**(28,602)**	(46,631)
Purchase of an investment property	購置投資物業		**(7,800)**	–
Proceeds from disposal of property, plant and equipment	出售物業、廠房及設備之款項		**289**	219
Purchase of available-for-sale investments	購入可供出售之投資		**–**	(700)
Investments in associates	投資聯營公司		**–**	(46,300)
Amount due from an associate	應收聯營公司帳款		**(4,100)**	(280)
Net cash inflow in respect of the disposal of subsidiaries	出售附屬公司所引致之現金流入淨額	33 (b)	**38,370**	–
Net cash outflow from investing activities	**來自投資業務之現金流出淨額**		**(216)**	(92,309)
Net cash inflow before financing activities	**融資業務前之現金流入淨額**		**80,273**	17,795
Financing activities	**融資業務**			
Issue of shares	發行股份	28 & 29	**93,922**	44,744
Share issuance expenses	股份發行開支		**(1,875)**	(98)
Interest paid	已付利息		**(2,105)**	(5,118)
Dividends paid	已付股息		**(15,087)**	(13,322)
New bank borrowings raised	新借銀行借款		**–**	9,000
Repayments of bank borrowings	償還銀行借款		**(77,500)**	(12,000)
Net cash (outflow)/inflow from financing activities	**來自融資業務之現金（流出）／流入淨值**		**(2,645)**	23,206
Increase in bank balances and cash equivalents	**銀行結存及現金等值增加**		**77,628**	41,001
Bank balances and cash equivalents at beginning of the year	**於年初之銀行結存及現金等額**		**116,988**	72,399
Effect of changes in foreign exchange rates	**滙率變動之影響**		**5,395**	3,588
Bank balances and cash equivalents at end of the year	**於年終之銀行結存及現金等值**		**200,011**	116,988
Bank balances and cash equivalents at end of the year	於年終之銀行結存及現金等值		**200,011**	116,988
Less: Included in non-current assets classified as held for sale	減：包括入分類為持作出售之非流動資產	14	**–**	(28,738)
			200,011	88,250

The notes on pages 48 to 108 are integral parts of these consolidated financial statements.

第48至108頁之附註乃此等綜合財務報表之組成部份。

1 GENERAL INFORMATION

Chevalier Pacific Holdings Limited (the "Company") is a publicly listed company incorporated in Bermuda with limited liability. The addresses of its registered office and principal place of business are Canon's Court, 22 Victoria Street, Hamilton, HM 12, Bermuda and 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong respectively. The Company's ultimate holding company is Chevalier International Holdings Limited ("CIHL"), a limited liability company incorporated in Bermuda. Both CIHL's and the Company's shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The principal activity of the Company is investment holding while the activities of its principal subsidiaries are set out in note 40 to the financial statements.

These consolidated financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company. These financial statements have been approved for issue by the Board of Directors on 16th July 2008.

1 一般資料

其士泛亞控股有限公司(「本公司」)為一間公開上市並在百慕達註冊成立之有限責任公司。本公司之註冊辦事處及主要營業地址分別地址為Canon's Court, 22 Victoria Street, Hamilton, HM 12, Bermuda及香港九龍灣宏開道八號其士商業中心二十二字樓。本公司之最終控股公司為其士國際集團有限公司(「其士國際」),為一間在百慕達註冊成立之有限公司。其士國際及本公司之股份均於香港聯合交易所有限公司(「聯交所」)上市。

本公司之主要業務為投資控股,而其主要附屬公司之業務已呈列於本財務報表附註40。

本綜合財務報表以港幣列示,港幣亦為本公司之功能貨幣。本財務報表乃經董事會於二零零八年七月十六日批准刊發。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of investment property, available-for-sale investments and investments at fair value through profit or loss.

The preparation of consolidated financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 4.

2 重大會計政策概要

編製本綜合財務報表所應用之主要會計政策載於下文。除另有註明者外,該等政策乃於所有呈列年度貫徹應用。

(a) 編製基礎

本綜合財務報表乃根據香港財務報告準則編製。該等綜合財務報表乃按歷史成本慣例編製,並因按公允值處理之投資物業、可供出售之投資及於損益帳按公允值處理之投資之重估而予以修訂。

根據香港財務報告準則編製之綜合財務報表要求使用某些關鍵會計估計,並要求管理層在執行本集團之會計政策的過程中實施其判斷。有關涉及重要判斷或高度複雜之範疇,或作出假設及估計對本財務報表有重大影響之範疇,乃於附註4內披露。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

In the current year, the Group has applied the following new standards, amendment and interpretations ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for the Group's financial year beginning 1st April 2007 and relevant to the Group's operations.

2 重大會計政策概要(續)

(a) 編製基礎(續)

於本年度,本集團應用由香港會計師公會新頒佈之下述與本集團之運作有關之新訂準則、修訂及詮釋(「新香港財務報告準則」),並於二零零七年四月一日開始之本集團財政年度生效。

HKAS 1 (Amendment) 香港會計準則第1號(修訂)	Capital Disclosures 資本披露
HKFRS 7 香港財務報告準則第7號	Financial Instruments: Disclosures 金融工具:披露
HK(IFRIC) – Int 8 香港(國際財務滙報詮釋委員會)—詮釋第8號	Scope of HKFRS 2 香港財務報告準則第2號之範疇
HK(IFRIC) – Int 9 香港(國際財務滙報詮釋委員會)—詮釋第9號	Reassessment of Embedded Derivatives 內含衍生工具之重新評估
HK(IFRIC) – Int 10 香港(國際財務滙報詮釋委員會)—詮釋第10號	Interim Financial Reporting and Impairment 中期財務報告及減值
HK(IFRIC) – Int 11 香港(國際財務滙報詮釋委員會)—詮釋第11號	HKFRS 2 – Group and Treasury Share Transactions 香港財務報告準則第2號—集團及庫存股份交易

The adoption of the new HKFRSs had no material effect on how the results and financial position for the current or prior accounting periods have been prepared and presented.

The following standards, amendments and interpretation to existing standards, have been published and are mandatory and relevant for the Group's accounting periods beginning on or after 1st April 2008 or later periods, but the Group has not early adopted them.

- HKAS 1 (Revised), "Presentation of Financial Statements" (effective from 1st January 2009). HKAS 1 (Revised) requires all owner changes in equity to be presented in a statement of changes in equity. All comprehensive income is presented in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). It requires presenting a statement of financial position as at the beginning of the earliest comparative period in a complete set of financial statements when there are retrospective adjustments or reclassification adjustments. However, it does not change the recognition, measurement or disclosure of specific transactions and other events required by other HKFRSs. The Group will apply HKAS 1 (Revised) from 1st April 2009.

應用這些新香港財務報告準則對本集團本會計年度及以往會計期間之業績及財務狀況編製及呈報方式並無構成重大影響。

本集團必須在二零零八年四月一日或以後開始之會計期間採納下列已公佈並與本集團營運相關之準則、對現行準則之修訂及詮釋,惟本集團並無未提早採納。

- 香港會計準則第1號(經修訂)—「財務報表之呈報方式」(自二零零九年一月一日起生效)。香港會計準則第1號(經修訂)要求將全部擁有者之權益變動於權益變動表內予以呈報。所有綜合收入須在一份綜合收益表或以兩份報表(一份單獨收益表及一份綜合收入表)內予以呈報。此項修訂規定在進行追溯調整或重新分類調整時,須在一份於最早之比較期間開始之完整財務報表內呈報財務狀況報表。然而,此項修訂並不會改變按其他香港財務報告準則所規定對特定交易或其他事項之確認、計量或披露。本集團將自二零零九年四月一日開始採納香港會計準則第1號(經修訂)。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

- HKAS 23 (Revised), "Borrowing costs" (effective from 1st January 2009). The amendment requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The Group will apply HKAS 23 (Revised) from 1st April 2009. The amendment has no material impact on the Group's accounting policies as the Group's existing accounting policy on borrowing costs complies with the amended requirements.

- HKAS 27 (Revised), "Consolidated and Separate Financial Statements" (effective from 1st July 2009). The amendment requires non-controlling interests (i.e. minority interests) to be presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent. Total comprehensive income must be attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Changes in a parent's ownership interest in a subsidiary that do not result in the loss of control are accounted for within equity. When control of a subsidiary is lost, the assets and liabilities and related equity components of the former subsidiary are derecognised. Any gain or loss is recognised in the income statement. Any investment retained in the former subsidiary is measured at its fair value at the date when control is lost. The Group will apply HKAS 27 (Revised) from 1st April 2010.

- HKAS 32 and HKAS 1 Amendments, "Puttable Financial Instruments and Obligations Arising on Liquidation" (effective from 1st January 2009). The amendment requires some puttable financial instruments and some financial instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation to be classified as equity. The Group will apply HKAS 32 and HKAS 1 Amendments from 1st April 2009, but it is not expected to have any impact on the Group's financial statements.

2 重大會計政策概要(續)

(a) 編製基礎(續)

- 香港會計準則第23號(經修訂)－「借貸成本」(自二零零九年一月一日起生效)。此項修訂要求實體將收購、興建或生產一項合資格資產(即需要頗長時間籌備以供使用或出售之資產)直接應佔之借貸成本作資本化處理,將其確認為此類資產其中一部分之成本。將借貸成本即時確認為費用之選擇權將被刪除。本集團將自二零零九年四月一日起採納香港會計準則第23號(經修訂)。由於本集團對借貸成本之現有會計政策符合修訂後之要求,故此項修訂對本集團之會計政策並無重大影響。

- 香港會計準則第27號(經修訂)－「綜合及獨立財務報表」(於二零零九年七月一日起生效)。此項修訂規定非控制權益(即少數股東權益)在綜合財務狀況報表權益中予以呈報,獨立於母公司擁有者之權益。綜合收入總額必須由母公司擁有者及非控制權益分佔,即使由此引致非控制權益出現赤字結餘。母公司於附屬公司之擁有權權益出現不致於失去控制權之變動應於權益內入賬。當失去附屬公司之控制權時,前附屬公司之資產及負債以及相關之權益部分均終止確認。任何盈虧於收益表確認。任何保留在前附屬公司之投資按其於失去控制權當日之公允值計量。本集團將自二零一零年四月一日起採納香港會計準則第27號(經修訂)。

- 香港會計準則第32號及香港會計準則第1號(修訂本)－「清盤產生之可沽售金融工具及責任」(自二零零九年一月一日起生效)。此項修訂規定倘可沽售金融工具及若干金融工具對實體施加責任,使其僅在清盤時按比例向另一方交付其部分淨資產,則要分類為權益。本集團將自二零零九年四月一日起採納香港會計準則第32號及香港會計準則第1號(修訂本),惟預期不會對本集團之財務報表造成任何影響。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

- HKFRS 2 Amendment, "Share-based Payment Vesting Conditions and Cancellations" (effective from 1st January 2009). The amendment clarifies the definition of "vesting conditions" and specifies the accounting treatment of "cancellations" by the counterparty to a share-based payment arrangement. Vesting conditions are service conditions (which require a counterparty to complete a specified period of service) and performance conditions (which require a specified period of service and specified performance targets to be met) only. All "non-vesting conditions" and vesting conditions that are market conditions shall be taken into account when estimating the fair value of the equity instruments granted. All cancellations are accounted for as an acceleration of vesting and the amount that would otherwise have been recognised over the remainder of the vesting period is recognised immediately. The Group will apply HKFRS 2 Amendment from 1st April 2009, but it is not expected to have any impact on the Group's financial statements.

- HKFRS 3 (Revised), "Business Combination", (effective from 1st July 2009). The amendment may bring more transactions into acquisition accounting as combinations by contract alone and combinations of mutual entities are brought into the scope of the standard and the definition of a business has been amended slightly. It now states that the elements are 'capable of being conducted' rather than 'are conducted and managed'. It requires considerations (including contingent consideration), each identifiable asset and liability to be measured at its acquisition-date fair value, except leases and insurance contracts, reacquired right, indemnification assets as well as some assets and liabilities required to be measured in accordance with other HKFRSs. They are income taxes, employee benefits, share-based payment and non current assets held for sale and discontinued operations. Any non-controlling interest in an acquiree is measured either at fair value or at the non-controlling interest's proportionate share of the acquiree's net identifiable assets. The Group will apply HKFRS 3 (Revised) from 1st April 2010.

- HKFRS 8, "Operating Segments" (effective from 1st January 2009). HKFRS 8 replaces HKAS 14. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. The Group will apply HKFRS 8 from 1st April 2009. The expected impact is still being assessed in detail by management, but it appears that the manner in which the segments are reported will not change significantly.

2 重大會計政策概要(續)

(a) 編製基礎(續)

- 香港財務報告準則第2號(修訂本)「以股份為基礎付款之歸屬條件及註銷」(於二零零九年一月一日或之後開始之年度期間生效)。該修訂本澄清「歸屬條件」之定義並訂明另一方以股份為基礎之付款安排進行「註銷」之會計處理。歸屬條件僅為另一方須完成指定服務期之服務條件以及須完成指定服務期及達到指定表現指標之表現條件。估計獲授股本工具之公平值時須計入所有市場「非歸屬條件」及歸屬條件。所有註銷均須當作提早歸屬處理,而原本可於餘下歸屬期確認之金額須即時確認。本集團將於二零零九年四月一日起應用香港財務報告準則第2號(修訂本),惟預期該準則對本集團之財務報表並無任何影響。

- 香港財務報告準則第3號(經修訂)－「業務合併」(自二零零九年七月一日起生效)。由於純粹以合約進行之合併及互控實體之合併均屬此準則範圍,而業務之定義亦略作修訂,此項修訂可能使更多交易須採用收購會計法列賬。此準則現時列明該等元素「可予進行」而非「予以進行及管理」,並規定代價(包括或然代價)、各項可識別資產及負債須按其收購日期之公允值計量,惟租賃及保險合約、重新收購權利、彌償資產及須根據其他香港財務報告準則計量之若干資產及負債則除外,當中包括所得稅、僱員福利、以股份為基礎付款及持作出售之非流動資產及已終止業務。被收購公司之任何非控股權益按公允值或按該非控股權益佔被收購公司之可識別淨資產之比例計量。本集團將自二零一零年四月一日起採納香港財務報告準則第3號(經修訂)。

- 香港財務報告準則第8號－「經營分類」(自二零零九年一月一日起生效)。香港財務報告準則第8號取代香港會計準則第14號。此項新準則要求採用「管理方法」,即分部資料須按照與內部報告所採用之相同基準呈報。本集團將自二零零九年四月一日起採納香港財務報告準則第8號。管理層現正詳細評估新準則之預期影響,惟相信已報告之分類方式將不會受到重大影響。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

- HK(IFRIC) – Int 13, "Customer Loyalty Programmes" (effective from 1st July 2008). HK(IRFIC) – Int 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. The interpretation has no material impact on the Group's accounting policies as the Group's existing accounting policy complies with the amended requirements.

The following interpretations to existing standards have been published and are mandatory for the Group's accounting periods beginning on or after 1st April 2008 or later periods but are not relevant for the Group's operations.

- HK(IFRIC) – Int 12, "Service concession arrangements" (effective from 1st July 2008)

- HK(IFRIC) – Int 14, "HKAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction" (effective from 1st January 2008)

(b) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March.

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

2 重大會計政策概要(續)

(a) 編製基礎(續)

- 香港(國際財務匯報詮釋委員會)－詮釋第13號－「忠誠顧客計劃」(自二零零八年七月一日起生效)。香港(國際財務報告詮釋委員會)－詮釋第13號闡明了倘若貨品或服務是跟隨一項客戶忠誠度獎勵計劃(例如忠誠度分數或贈品)而售出，則有關安排屬於多重銷售組合安排，應收客戶之代價須利用公允值在多重銷售組合安排部份中分配。由於本集團現有之會計政策符合修訂後之要求，故此詮釋對本集團之會計政策並無重大影響。

本集團必須在二零零八年四月一日或以後開始之會計期間或較後期間採納下列已公佈之現行準則詮釋，惟與本集團業務無關。

- 香港(國際財務匯報詮釋委員會)－詮釋第12號－「服務特許權安排」(自二零零八年七月一日起生效)

- 香港(國際財務匯報詮釋委員會)－詮釋第14號－「香港會計準則第19號－固定福利資產限額，最低資金要求及其相互關係」(自二零零八年一月一日起生效)

(b) 綜合帳目基礎

綜合財務報表包括本公司及其附屬公司截至三月三十一日之財務報表。

附屬公司乃本集團有權控制財政及營運政策之所有企業(包括特別目的企業)，一般附隨超過一半投票權之股權。當衡量本集團是否控制另一企業時，會考慮現時可行使或可轉換之潛在投票權是否存在及其影響。

附屬公司於其控制權轉移至本集團當日起全面綜合入帳，並於控制權終止當日起停止綜合入帳。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Basis of consolidation (continued)

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

In the Company's balance sheet, the interests in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted by the Company on the basis of dividend received and receivable.

(c) Goodwill/discount on acquisitions

Goodwill arising on an acquisition of a subsidiary or an associate, representing the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary or associate at the date of acquisition, is carried at cost less any accumulated impairment losses.

Capitalised goodwill arising on an acquisition of a subsidiary is presented separately in the consolidated balance sheet. Capitalised goodwill arising on an acquisition of an associate is included in the cost of the investment of the relevant associate.

2 重大會計政策概要(續)

(b) 綜合帳目基礎(續)

年內,已收購或出售之附屬公司之業績已自收購生效日期起或截至出售生效日期(如適用)列入綜合收益表內。

如有需要,附屬公司之財務報表將作調整,以使其會計政策與本集團其他成員公司所用者一致。

所有集團內公司間之交易、結餘、收入及開支於綜合時撇銷。

少數股東權益所佔之資產淨值將與本集團之權益分開呈列。少數股東權益所佔資產淨值包括於原有業務合併日期之該等權益金額,以及合併日期以來少數股東所佔權益之變動。少數股東應佔虧損超出少數股東應佔附屬公司權益之金額將與本集團之權益對銷,惟於少數股東具有約束力責任及其有能力作出額外投資以彌補該等虧損者除外。

所佔附屬公司之權益按成本扣除減值虧損撥備於本公司資產負債表列帳。附屬公司業績由本公司按已收及應收股息基準入帳。

(c) 收購商譽/折讓

收購附屬公司或聯營公司所產生之商譽,即收購成本超逾本集團於收購當日應佔有關附屬公司或聯營公司之可識別資產、負債及或然負債之公允值之金額,乃按成本減任何累計減值虧損列帳。

收購附屬公司所產生之資本化商譽於綜合資產負債表內分開呈列。收購聯營公司所產生之資本化商譽納入有關聯營公司之投資成本。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Goodwill/discount on acquisitions (continued)

Goodwill is tested for impairment annually or more frequently if there is indication that goodwill might be impaired. Goodwill on acquisitions of associates is tested for impairment as part of the overall balance. For the purposes of impairment testing, separately recognised goodwill arising from an acquisition is allocated to each of the relevant cash-generating units ("CGUs"), or groups of CGUs, that are expected to benefit from the synergies of the acquisition. A CGU to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. When the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit. Any impairment loss for goodwill is recognised directly in the income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of subsidiary or associate, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

A discount on acquisition arising on an acquisition of a subsidiary or an associate represents the excess of the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination and is recognised immediately in the income statement.

Contingent liabilities of an acquiree are recognised at the date of the acquisition if the fair value of the contingent liabilities can be measured reliably. Contingent liabilities are initially measured at fair value at the date of acquisition. At subsequent balance sheet date, such contingent liabilities are measured at the higher of the amount that would be recognised in accordance with Hong Kong Accounting Standard 37 "Provisions, Contingent Liabilities and Contingent Assets" and the amount initially recognised less cumulative amortisation, if appropriate.

(d) Interests in associates

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, interests in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

2 重大會計政策概要(續)

(c) 收購商譽／折讓(續)

商譽每年進行減值測試，倘有跡象顯示商譽可能減值，則更頻密進行測試。收購聯營公司所產生之商譽視為結餘總額之一部份進行減值測試。就減值測試而言，收購所產生之獨立確認商譽乃分配至各個有關產生現金單位或各組產生現金單位，有關產生現金單位預期可受益於收購之協同效應。已獲分配商譽之產生現金單位將會每年及該等單位出現減值跡象時進行減值測試。就財政年度進行收購所產生之商譽而言，已獲分配商譽之產生現金單位於該財政年度完結前進行減值測試。如產生現金單位之可收回金額少於其帳面值，則首先會分配減值虧損以扣減分配至該單位之任何商譽之帳面值；其後，再分配至該單位之其他資產。任何商譽減值虧損乃直接於收益表內確認。商譽減值虧損於其後期間不予撥回。

其後出售附屬公司或聯營公司時，資本化商譽之應佔金額計入出售所得損益之金額。

收購附屬公司或聯營公司所產生之收購折讓，即被收購人之可識別資產、負債及或然負債之公允值淨值超逾業務合併成本之金額，乃即時於收益表確認。

倘被收購人之或然負債之公允值能可靠計量，則該等或然負債於收購當日確認。或然負債最初於收購當日按公允值計量，於其後之結算日，該等或然負債按將根據香港會計準則第37號「撥備、或然負債及或然資產」確認之金額及首次確認之金額減累計攤銷(如適用)之較高者計量。

(d) 所佔聯營公司之權益

聯營公司之業績及資產及負債乃按權益會計法計入綜合財務報表。根據權益法，所佔聯營公司之權益乃按成本減任何已識別減值虧損於綜合資產負債表列帳，並會就本集團所佔聯營公司損益及權益變動而於收購後出現之變化作出調整。當本集團所佔聯營公司之虧損相等於或超過其於該聯營公司之權益(包括實質上構成本集團在聯營公司之投資淨額之任何長期權益)，本集團不再確認分佔進一步虧損。額外分佔虧損將計提撥備及確認負債，惟以本集團已產生之法定或推定責任或代表該聯營公司支付之款項為限。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Interests in associates (continued)

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in the income statement.

Where a Group entity transacts with an associate of the Group, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associate, except to the extent that unrealised losses provide evidence of an impairment of the asset transferred, in which case, the full amount of losses is recognised.

(e) Financial instruments

Financial assets and financial liabilities are recognised in the balance sheet when a Group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in the income statement.

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognised directly in equity is recognised in the income statement.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid or payable is recognised in the income statement.

2 重大會計政策概要（續）

(d) 所佔聯營公司之權益（續）

收購成本超出本集團分佔聯營公司於收購日期確認之可識別資產、負債及或然負債之公允值淨額中所佔權益之任何差額，乃確認為商譽。商譽乃計入投資之帳面值，並就作為部份投資之減值進行評估。本集團分佔之可識別資產、負債及或然負債公允值淨額之權益較收購成本多出之任何差額，會於重新評估後在收益表內確認。

當集團企業與本集團之聯營公司進行交易，所得未變現損益將互相抵銷，惟數額以本集團於有關聯營公司之權益為限，惟若該未變現虧損提供已轉讓資產之減值證據，在此情況下，則虧損予以全數確認。

(e) 財務工具

當某集團企業成為工具合約條文之訂約方時，財務資產及財務負債於資產負債表確認。財務資產及財務負債最初以公允值計量。應直接計入收購或發行財務資產及財務負債（於損益帳按公允值列帳之財務資產及財務負債除外）之交易成本，於首次確認時從財務資產或財務負債之公允值加入或扣減（如適用）。直接應佔收購於損益帳按公允值處理之財務資產或財務負債之交易成本，乃即時於收益表內確認。

當從資產收取現金流量之權利屆滿，或財務資產被轉讓及本集團已轉讓該項財務資產擁有權之絕大部份風險及回報時，有關資產將被解除確認。於解除確認財務資產時，該項資產之帳面值與已收代價及直接於權益確認之累計盈虧之總和之差額，將於收益表內確認。

當有關合約所訂明責任獲解除、註銷或屆滿時，財務負債將被解除確認。解除確認之財務負債之帳面值與已付或應付代價之間之差額於收益表內確認。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Financial instruments (continued)

(i) Financial assets

The Group's financial assets are classified into financial assets at fair value through profit or loss, loans and receivables or available-for-sale investments. All purchases or sales of financial assets are recognised and derecognised on a trade date basis. The accounting policies adopted in respect of each category of financial assets are set out below:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss includes those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in the income statement in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including debtors, amount due from an associate and bank balances and cash equivalents) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in the income statement when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Available-for-sale investments

Available-for-sale investments are non-derivatives that are either designated or not classified as any of the other categories set out above. At each balance sheet date subsequent to initial recognition, available-for-sale investments are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in the income statement. Any impairment losses on available-for-sale investments are recognised in the income statement. Impairment losses on available-for-sale equity investments will not be reversed through the income statement in subsequent periods. For available-for-sale debt investments, impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment losses.

2 重大會計政策概要(續)

(e) 財務工具(續)

(i) 財務資產

本集團之財務資產主要分為「於損益帳按公允值處理之財務資產」、「貸款及應收款項」或「可供出售之投資」。所有購買或出售之財務資產以交易日為基準確認或終止確認。以下乃各類財務資產所採用之會計政策:

於損益帳按公允值處理之財務資產

於損益帳按公允值處理之財務資產,包括於首次確認時於損益帳按公允值處理之財務資產。於首次確認後之每個結算日,於損益帳按公允值處理之財務資產按公允值計算,有關公允值之變動於產生期間直接於收益表確認。

貸款及應收款項

貸款及應收款項為有固定或可釐定付款而並非活躍市場報價之非衍生財務資產。於首次確認後之每個結算日,貸款及應收款項(包括應收帳款、應收聯營公司款項及銀行結存及現金等值)以實際利息法按攤銷成本減任何已確認減值虧損列帳。減值虧損在有客觀證據證明資產出現減值時,於收益表確認,並按資產帳面值與按原實際利率折讓之估計未來現金流量之現值之差額計量。當資產之可收回數額增加客觀上與確認減值後所發生之事件有關時,減值虧損會於隨後期間撥回,惟該資產在撥回減值當日之帳面值不得超過未確認減值時之已攤銷成本。

可供出售之投資

可供出售之投資為被指定或未被劃分為任何其他類別(如上文所所述)之非衍生工具。於首次確認後之每個結算日,可供出售之投資按公允值計算。公允值之變動於權益確認,直至該財務資產被出售或確定出現減值,屆時過往於權益確認之累計盈虧自權益剔除,並於收益表內確認。可供出售之投資之任何減值虧損於收益表內確認。可供出售之股本投資的減值虧損不會於隨後期間透過收益表撥回。就可供出售之債務投資而言,倘該投資公允值之增加客觀上與確認減值虧損後所發生之事件有關,則有關減值虧損會於期後撥回。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Financial instruments (continued)

(i) *Financial assets* (continued)

Available-for-sale investments (continued)

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in the income statement when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not be reversed in subsequent periods.

(ii) *Financial liabilities and equity*

Financial liabilities and equity instruments issued by Group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The Group's financial liabilities are classified into financial liabilities at fair value through profit or loss and other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading on initial recognition. At each balance sheet date subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in the income statement in the period in which they arise.

Other financial liabilities

Other financial liabilities including bank borrowings, creditors, amounts due to ultimate holding company and associates are subsequently measured at amortised cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

2 重大會計政策概要(續)

(e) 財務工具(續)

(i) *財務資產(續)*

可供出售之投資(續)

在活躍市場並無市場報價且未能可靠衡量公允值之可供出售之股本投資及與該等非上市股本工具有關並須以交付該等工具結算之衍生工具,則按成本減任何於首次確認後每個結算日確認之減值虧損計算。減值虧損在有客觀證據證明該資產出現減值時,於收益表確認。減值虧損數額按資產帳面值與按同類財務資產之現行市場回報率折讓之估計未來現金流量現值之差額計算。有關減值虧損不會於隨後期間撥回。

(ii) *財務負債及股本權益*

由集團企業發行之財務負債及股本權益工具按所訂立之合約安排性質,以及財務負債及股本權益工具之定義而分類。

股本權益工具為帶有集團資產剩餘權益(經扣除其所有負債)之任何合約。本集團之財務負債一般分類為損益帳按公允值處理之財務負債及其他財務負債。就財務負債及股本權益工具而採納之會計政策載列如下:

於損益帳按公允值處理之財務負債

於損益帳按公允值處理之財務負債乃於首次確認時持作買賣之財務負債。於首次確認後之每一個結算日,於損益帳按公允值處理之財務負債按公允值計量,其公允值變動直接於產生期內之收益表中確認。

其他財務負債

其他財務負債包括銀行借款、應付帳款及應付最終控股公司及聯營公司款項,隨後採用實際利率法按已攤銷成本計算。

股本權益工具

本公司發行之股本權益工具以所收款項減直接發行成本入帳。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Investment property

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the Group, is classified as investment property.

Investment property comprises land held under operating leases and buildings held under finance leases. Land held under operating leases are classified and accounted for as investment property when the rest of the definition of investment property is met. The operating lease is accounted for as if it were a finance lease.

Investment property is measured initially at its cost, including related transaction costs. After initial recognition, investment property is carried at fair value. Fair value is determined by professional valuation conducted as at the balance sheet date. Changes in fair value are recognised in the income statement.

Subsequent expenditure is charged to the carrying amount of the asset only when it is probable that future economic benefits associated with the asset will flow to the Group and the cost of the asset can be measured reliably. All other repairs and maintenance costs are expensed in the income statement during the financial period in which they are incurred.

Changes in fair values are recognised in the income statement as part of the other gain, net.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment, and its fair value at the date of reclassification becomes its cost for accounting purposes. If an item of property, plant and equipment becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this item at the date of transfer is recognised in equity as a revaluation of property, plant and equipment under HKAS 16. However, if a fair value gain reverses a previous impairment loss, the gain is recognised in the income statement.

2 重大會計政策概要(續)

(f) 投資物業

持作長期租金收益或資本增值或兩者兼備用途且並非由本集團佔用之物業分類為投資物業。

投資物業包括根據經營租賃持有之土地及根據融資租賃持有之樓宇。根據經營租賃持有之土地符合投資物業其餘定義時,則分類為並按投資物業入帳。經營租賃猶如其為融資租賃入帳。

投資物業最初按成本(包括相關交易成本)計量。首次確認後,投資物業按公允值入帳。公允值由於結算日進行之專業估值釐定。公允值變動於收益表確認。

僅於本集團可能受惠於與資產有關之日後經濟收益及該資產成本能可靠地計量時,其後開支方可計入該資產之帳面值。所有其他維修保養成本均於其產生之財政期間作為開支計入收益表。

公允值變動作為其他收益,淨值之一部份於收益表確認。

倘投資物業成為自用,則重新分類為物業、廠房及設備,而其於重新分類當日之公允值就會計目的而言成為其成本。倘物業、廠房及設備之項目由於用途有變而成為投資物業,該項目於轉移當日所產生帳面值與公允值之差額根據香港會計準則第16號於權益確認為物業、廠房及設備之重估。然而,倘公允值收益抵銷過往減值虧損,則該收益淨額於收益表確認。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Property, plant and equipment

(i) Properties

Properties held for own use are stated at cost less accumulated depreciation and impairment losses.

Depreciation is provided on the cost of the buildings on a straight-line basis over their estimated useful lives of 20 to 50 years or the remaining terms of the respective leases, whichever is the shorter after considering the residual value.

(ii) Plant and equipment

Plant and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is provided to write off the cost of plant and equipment over their estimated useful lives on a straight-line basis after taking into account their estimated residual value at the following rates per annum:

	Annual charge
Store machine, leasehold improvement and equipment	Over the shorter of the term of the lease, or 10%-20%
Furniture, fixtures, office equipment and motor vehicles	10%-20%
Machinery, tool and equipment	10%-20%

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

2 重大會計政策概要(續)

(g) 物業、廠房及設備

(i) 物業

持有作自用之物業，乃按成本值減去累積折舊及累積減值虧損列於帳內。

樓宇之折舊乃經考慮其剩餘價值後以直線法按成本減其估計使用年期20至50年或各自租賃之剩餘年期(以較低者為準)。

(ii) 廠房及設備

廠房及設備乃按成本值減去折舊及累積減值虧損列於帳內。廠房及設備之折舊已考慮其估計之剩餘價值，按其估計使用年期及下列比率每年以直線法計提撤銷成本值：

	每年折舊
店鋪機器、租賃物業裝修及設備	按10%-20%或相關租賃年期兩者之較短者計算
傢俬、裝置、辦公室設備及汽車	10%-20%
機器、工具及設備	10%-20%

出售或報廢資產所產生之盈虧乃由出售所得款項與其帳面值之差額釐定，並於收益表確認。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h) Trademarks

On initial recognition, trademarks acquired separately and from business combinations are recognised at cost and at fair value respectively. After initial recognition, trademarks with finite useful lives are carried at costs less accumulated amortisation and impairment losses. Amortisation for trademarks with finite useful lives is provided on a straight-line basis over their estimated useful lives. Trademarks with indefinite useful lives are carried at cost less any accumulated impairment losses.

Gains or losses arising from derecognition of a trademark are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

Trademark is tested for impairment annually or more frequently if there is indication that the assets might be impaired.

(i) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in-first-out method. Net realisable value is determined on the basis of anticipated sales proceeds in the ordinary course of business less applicable selling expenses.

(j) Revenue recognition

Income from sale of goods is recognised when goods are delivered and title to the goods has passed to the customers. Revenue is arrived at after deduction of any sales returns, discount and value-added tax.

Income from rendering of services is recognised at the time when services are rendered. Receipts in advance of provision of services are accounted for as deferred income.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset's net carrying amount.

Dividend income from investments is recognised when the Group's rights to receive payment have been established.

Rental income under operating leases is recognised on a straight-line basis over the terms of the respective leases.

2 重大會計政策概要(續)

(h) 商標

於首次確認時，從業務合併中以獨立方式收購之商標分別按成本值及公允值確認。在首次確認後，具備有限使用年期之商標按成本值減累積攤銷及累積減值虧損列帳。具備有限使用年期之攤銷商標，乃以直線攤銷法按其估計使用年期計提。具備無限使用年期之商標按成本值減累積減值虧損列帳。

解除確認商標所產生之盈虧按該項資產之出售所得款項淨額與其帳面值之差額計算，並於解除確認該項資產時於收益表內確認。

商標每年進行減值測試，倘有跡象顯示資產可能減值，則更頻密進行測試。

(i) 存貨

存貨乃按成本或可變現淨值二者之較低值入帳。成本以先進先出法計算。可變現淨值按日常業務過程之預期出售所得款項減適用出售開支之基準釐定。

(j) 收益之確認

銷售貨品所產生之收益乃於貨品送出後及貨品擁有權轉讓予客戶後確認。收益已減除所有銷售退回、折扣及增值稅。

提供服務所得之收入於提供服務時確認。提供服務前預收之款項乃包括在遞延服務收入內。

財務資產之利息收益乃按時間比例入帳，並根據本金及有關之實際利率計算，實際利率為透過財務資產之預期使用年期，將估計未來現金收入實際折讓資產之帳面淨值之比率。

投資之股息收入乃於本集團收取款項之權利確立時確認入帳。

經營租賃之租金收入乃按直線法據其租賃年期入帳。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k) Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the income statement on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight-line basis over the lease term.

The Group as lessee

Rental payables under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease. Benefits received and receivables as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

(l) Borrowing costs

Borrowing costs are recognised in the income statement in the period in which they are incurred.

(m) Foreign currencies

In preparing the financial statements of each individual Group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are translated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not translated.

2 重大會計政策概要(續)

(k) 租賃

當租賃條款實質上將擁有權所產生之大部份風險及得益轉移給承租人，該等合約被視為融資性租賃。所有其他租賃均被視為經營租賃。

本集團作為出租人

經營租賃之租金收益於有關租賃期間以直線法於收益表內確認。就磋商及安排經營業性租賃所產生之首次直接成本計入有關租賃資產之帳面值，並於租賃期間以直線法確認為支出。

本集團作為承租人

經營租賃項下之應付租金於有關租賃期間以直線法計入收益表。作為訂立經營租賃激勵措施之已收及應收利益，於租賃期間以直線法確認為租金費用之減少。

(l) 借款成本

借款成本於產生期間在收益表內確認。

(m) 外幣

於編製各個別集團企業之財務報表時，以該企業功能貨幣以外之貨幣(外幣)進行之交易均按交易日期之適用滙率換算為功能貨幣(即該企業經營所在主要經濟地區之貨幣)入帳。於各結算日，以外幣列值之貨幣項目均按結算日之適用滙率換算。按公允值以外幣列值之非貨幣項目則按釐定公允值當日之適用滙率換算。按歷史成本以外幣計量之非貨幣項目毋須換算。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(m) Foreign currencies (continued)

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in the income statement in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financial statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in the income statement for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange components of that gain or loss are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity, the exchange fluctuation reserve. Such exchange differences are recognised in the income statement in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1st April 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognised in the exchange fluctuation reserve.

(n) Retirement benefits costs

Payments to defined contribution retirement benefit plans and the Mandatory Provident Fund Scheme are charged as an expense as they fall due.

2 重大會計政策概要(續)

(m) 外幣(續)

於結算及換算貨幣項目時產生之滙兑差額均於產生期間內於收益表中確認,惟倘滙兑差額乃因換算構成本集團於境外業務之投資淨額一部份之貨幣項目而產生則除外,在此情況下,有關滙兑差額於綜合財務報表之權益內確認。按公允值列帳之非貨幣項目經重新換算後產生之滙兑差額於該期間於收益表列帳,惟重新換算直接於權益內確認盈虧之非貨幣項目所產生之差額除外,在此情況下,收益或虧損之滙兑部份亦直接於權益內確認。

就呈列綜合財務報表而言,本集團海外業務之資產及負債乃按結算日之適用滙率換算為本公司之呈報貨幣,而其收入及支出則按該期間之平均滙率換算,除非滙率於該期間內出現大幅波動則作別論,在此情況下,則採用交易當日之適用滙率。所產生之滙兑差額(如有)乃確認作股本權益之獨立部份(滙兑浮動儲備)。該等滙兑差額乃於海外業務出售期間於收益表內確認。

於二零零五年四月一日或以後收購海外營運致使被收購之可識別資產所產生之商譽及公允值調整,乃視作海外營運之資產及負債,並以結算日之適用匯率換算。產生之匯兑差額於滙兑浮動儲備內確認。

(n) 退休保障費用

界定供款退休福利計劃及強制性公積金計劃之付款於到期應付時作為費用扣除。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o) Taxation

Income tax expenses represent the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the period. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes income statement items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

2 重大會計政策概要(續)

(o) 稅項

所得稅支出指現時應付稅項及遞延稅項之總和。

現時應付稅項乃根據期內之應課稅溢利計算。於收益表內呈報之應課稅溢利與溢利有所不同,原因在於應課稅溢利不包括其他年度應課稅或可扣稅之收入或支出項目,亦不包括從未課稅或扣稅之收益表項目。本集團之現時稅項負債乃採用結算日前已頒佈或實質頒佈之稅率計算。

遞延稅項乃根據財務報表內資產及負債帳面值與計算應課稅溢利所採用相應稅基之差額而確認,並採用資產負債表負債法計入。遞延稅項負債一般就所有應課稅暫時差異確認,遞延稅項資產則於可扣減暫時差異有可能用以抵銷應課稅溢利時予以確認。倘暫時差異由商譽或(不包括業務合併)一項不影響應課稅溢利或會計溢利之交易之其他資產及負債的初步確認所產生,有關資產及負債不予以確認。

遞延稅項負債乃按於附屬公司及聯營公司之投資所產生應課稅暫時差異而確認,除非本集團可控制暫時差異之回撥及暫時差異在可預見之將來可能不會回撥。

遞延稅項資產之帳面值會於每個結算日進行審閱,並減少至不再具備足夠之應課稅溢利收回全部資產或其任何部份為止。

遞延稅項乃按償還負債或資產變現所屬期間預期適用之稅率計算。遞延稅項計入收益表或於當中扣除,惟涉及直接計入權益或於當中扣除之項目則除外,在此情況下遞延稅項將於權益內處理。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p) Impairment

Assets that have an indefinite useful life or have not yet been available for use are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units "CGU"). Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(q) Non-current assets held for sale

Assets are classified as non-current assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is recovered principally through a sale transaction rather than through a continuing use.

3 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's major financial instruments include available-for-sale investments, investments at fair value through profit or loss, debtors, amounts due from/to associates, creditors, amount due to ultimate holding company, bank balances and cash equivalents and bank borrowings. Details of these financial instruments are disclosed in respective notes to the financial statements. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

2 重大會計政策概要(續)

(p) 減值

具無限可用年期或尚未可使用之資產無須攤銷,但須每年進行減值測試。當事項或情況有變而顯示可能不可收回其帳面值時,須作攤銷之資產就減值進行審閱。資產帳面值高出其可收回價值之金額確認為減值虧損。可收回值指資產之公允值減出售費用及使用價值兩者較高之金額。於評核減值時,資產按最小單位分類以分開辨認現金流量(產生現金之單位)進行分組。除商譽以外出現減值之資產於每個呈報日期就撥回減值之可行性作出審閱。

(q) 持作出售之非流動資產

資產分類為持作出售之非流動資產,倘其帳面值主要透過出售交易而非持續使用收回,則按帳面值及公允值減出售成本(以較低者為準)列帳。

3 財務風險管理目標及政策

本集團之主要財務工具包括可供出售之投資、於損益帳按公允值處理之投資、應收帳款、應收/應付聯營公司帳款、應付帳款、應付最終控制公司帳款、銀行結存及現金等值以及銀行借款。該等財務工具之詳情於各相關財務報表附註內披露。下文載列與該等財務工具有關之風險及如何降低該等風險之政策。管理層管理及監控該等風險,以確保及時和有效地採取適當之措施。

3 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

3.1 Financial risk factors

(a) Market risk

(i) Interest rate risk

The bank deposits, investments in debt securities, structured deposits and bank borrowings are exposed to fair value interest rate risk and cash flow interest rate risk. The floating-rate bank borrowings and short-term bank deposits are exposed to cash flow interest rate risk. The management monitors interest rate exposure and will consider hedging significant interest rate exposure should the needs arise.

At the balance sheet dates, if interest rates had been increased/decreased by every percentage point and all other variables were held constant, the post-tax profit of the Group for the year ended 31st March 2008 would increase/decrease by approximately HK$1,463,000 (2007: HK$5,000) resulting from the changes in the interest income from bank deposits and borrowing costs of bank borrowings.

(ii) Foreign currency risk

Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the Group entity's functional currency. The Group has certain investments in foreign operations, which net assets/liabilities are exposed to foreign currency translation risk. Currency exposure arising from the net assets/liabilities of the Group's foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies.

Major financial instruments under foreign currencies (other than the functional currencies of the Group entities) that are exposed to foreign exchange risk are denominated in the United States dollars ("US dollars"), which are pegged to Hong Kong dollars.

3 財務風險管理目標及政策(續)

3.1 財務風險因素

(a) 市場風險

(i) 利率風險

銀行存款、債務證券投資、結構性存款及銀行借款面對公允值之利率風險及現金流量利率風險。浮息銀行借款及短期銀行存款則面對現金流量利率風險。管理層會監控利率風險，並會於必要時考慮對沖重大利率風險。

於結算日，倘利率每增加／減少一個百分點，且其他可變因素均維持不變，則本集團截至二零零八年三月三十一日止年度之稅後利潤將增加／減少約港幣1,463,000元(二零零七年：港幣5,000元)，此乃由於銀行利息收入及銀行借款之借貸成本改變所致。

(ii) 外幣風險

外匯風險來自以並非為本集團實體功能貨幣之貨幣計值之未來商業交易、或確認資產或負債。本集團於外國業務之若干投資之資產／負債淨額面臨外匯風險。本集團海外業務之資產／負債淨額產生之貨幣風險主要透過以相關外幣列值之借款管理。

大部份面對外匯風險之外幣財務工具(不包括本集團實體之功能貨幣)均以與港元掛鈎之美元列值。

3 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

3.1 Financial risk factors (continued)

(a) *Market risk* (continued)

(iii) Price risk

The Group and the Company are exposed to equity price risk through its investments in equity securities classified as either available-for-sale investments or investments at fair value through profit or loss. Management manages this exposure by maintaining a portfolio of investments with different risks. The Group and the Company's equity price risk is mainly concentrated on equity. In addition, management has appointed a special team to monitor the price risk and will consider hedging the risk exposure should the needs arise.

If the prices of the respective quoted equity instruments had been increased/decreased by every percentage point and all other variables were held constant, the post-tax profit of the Group for the year ended 31st March 2008 would increase/decrease by HK$162,000 (2007: HK$79,000) as a result of the changes in fair value of investments at fair value through profit or loss.

(b) Credit risk

Principal financial assets consist of available-for-sale investments, debtors, investments at fair value through profit or loss, bank balances and cash equivalents and amount due from an associate.

The Group's maximum exposure to credit risk in the event of the counterparties' failure to perform their obligations as at balance sheet dates in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the balance sheet. The Group reviews the recoverable amount of each individual debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts.

3 財務風險管理目標及政策(續)

3.1 財務風險因素(續)

(a) *市場風險*(續)

(iii) 價格風險

本集團及本公司於其分類為可供出售之投資或於損益帳按公允值處理之投資的股本證券投資而面對股本價格風險。管理層透過維持不同風險之投資組合管理該等風險。本集團及本公司之股本價格風險主要集中於證券。此外,管理層已委任特別小組監察價格風險,並於需要時考慮對沖有關風險。

倘股本工具各自所報之價格每增加/減少一個百分點,且其他可變因素維持均不變,則本集團截至二零零八年三月三十一日止年度之稅後利潤將增加/減少港幣162,000元(二零零七年:港幣79,000元),此乃由於於損益帳按公允值處理之投資之公允值變動所致。

(b) 信貸風險

主要財務資產包括可供出售之投資、應收帳款、於損益帳按公允值處理之投資、銀行結存及現金等值以及應收聯營公司帳款。

倘交易對手未能履行彼等於結算日期就每類已確認財務資產之責任,本集團承受之最大信貸風險為資產負債表所載該等資產之帳面值。本集團均會審閱各項個別債務於各結算日之可收回金額,以確保就不可收回金額作出足夠之減值虧損。

3 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

3.1 Financial risk factors (continued)

(b) Credit risk (continued)

Amount due from an associate is continuously monitored by assessing the credit quality of the counterparty, taking into account its financial position, past experience and other factors. Where necessary, impairment loss is made for estimated irrecoverable amounts. As at 31st March 2008, the amount due from an associate is fully performing.

Investments, interests receivable and cash transactions are limited to financial institutions or investment counterparties with high-credit-quality and the Group does not expect any significant counterparty risk. Moreover, credit limits are set for individual counterparties and periodic reviews are conducted to ensure that the limits are strictly followed.

The Group does not have a significant exposure to any individual debtor or counterparty.

(c) Liquidity risk

The Group aims to maintain prudent liquidity risk management and flexibility in funding by keeping sufficient cash equivalents, readily realisable marketable securities and to have committed short-term and medium-term credit lines available.

The Directors of the Company believe that the Group has obtained sufficient committed and uncommitted general credit facilities from banks for working capital purposes.

The Group's liquidity position is monitored closely by the management of the Company.

Other than bank borrowings, the maturity of the Group's financial liabilities is not later than one year. The contractual undiscounted cashflows of bank borrowings is as follows:

3 財務風險管理目標及政策(續)

3.1 財務風險因素(續)

(b) 信貸風險(續)

應收聯營公司帳款乃透過評估交易對手之信用評級,並參考其財務狀況、過往經驗及其他因素而進行持續監管。如有需要,會為不可退回之估計金額作出減值虧損。於二零零八年三月三十一日,應收聯營公司帳款並未逾期。

僅可與金融機構或信用評級良好之投資交易對手進行投資、應收利息及現金交易,而本集團預期並無重大之交易對手風險。此外,交易對手均設有個別信用限額,且定期進行檢討,確保嚴格遵守有關限額。

本集團並無於任何獨立之應收款項或交易對手中面對重大風險。

(c) 資金流動風險

本集團銳意透過維持足夠之現金等值物、可變現之有價證券以及具備可供動用之已承諾短期及中期信貸額,以維持謹慎之資金流動風險管理及資金供應之靈活性。

本公司董事認為,本集團已獲得充足之已承諾及未承諾一般性銀行信貸融資額度,作營運資金用途。

本公司管理層密切監察本集團之資金流動狀況。

除銀行借款外,本集團財務負債將於一年內到期。銀行借款之合約未折現現金流量如下:

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Within one year	一年內	**2,398**	61,990
More than one year but not exceeding two years	一年後但兩年內	**2,358**	12,655
More than two years but not exceeding five years	兩年後但五年內	**16,583**	25,554
		21,339	100,199

3 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

3.2 Capital risk management

The Group's objective when managing capital is to safeguard the Group's ability to continue as a going concern while maximising the returns for shareholders through the optimisation of the debt and equity balance.

The capital structure of the Group consists of total equity.

The Group is in net cash position as at 31st March 2008 and 2007 taking into accounts bank borrowings, bank balances and cash equivalents and structured deposits.

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

(i) Estimated impairment of goodwill and trademark

The Group tests annually whether goodwill and trademark have suffered any impairment. The recoverable amounts of CGUs have been determined based on their fair value less costs to sell. These calculations require the use of estimates (note 18).

Management believes that any reasonable possible change in any of these assumptions would not cause the aggregate carrying amount of the CGUs to exceed their recoverable amounts.

(ii) Estimated useful life of intangible assets (other than goodwill)

The Group's management determines the estimated useful life and consequently related amortisation rate (if any) for its intangible assets (other than goodwill). These estimates are based on the historical experience of the actual useful life of intangible assets of similar nature and functions. Actual economic life may differ from estimated useful life. Periodic review could result in a change in amortisable life and consequently increase or decrease in amortisation expenses in future periods.

(iii) Estimated fair value of available-for-sale investments

In the absence of current prices in an actives market for similar available-for-sale investments, the Group determines the fair values by using valuation technique which based on information from a variety of sources, including the latest financial information of the available-for-sale investments.

3 財務風險管理目標及政策(續)

3.2 資本風險管理

本集團管理資本之目的為保障本集團持續經營之能力,同時透過最合理之債務及股本比例為股東帶來最大利益。

本集團之資本結構包括總權益。

經計及銀行借款、銀行結存及現金等值及結構性存款,本集團於二零零八年及二零零七年三月三十一日出現現金淨額。

4 關鍵會計估計及判斷

估計及判斷會持續地及根據過往經驗及其他因素,當中包括於有關情況下相信為合理而對未來事件之預測而作出評估。

本集團為未來作出估計及假設。所得之會計估計按定義很少與相關之實際結果相同。具有重大風險並使資產及負債之帳面值於下一個財政年度內須作重大調整之估計及假設載列如下:

(i) 估計商譽及商標減值

本集團每年就商譽及商標是否出現任何減值進行測試。產生現金單位之可收回金額乃按公允值減銷售成本釐定。此等計算須作出判斷(附註18)。

管理層相信,任何此等假設可能出現之任何合理可能變動將不會導致產生現金單位之總帳面值高於其可收回數額。

(ii) 估計無形資產(商譽除外)之可使用年期

本集團之管理層釐定無形資產(商譽除外)之估計可使用年期以及因此相關的攤銷率(如有)。該等估計乃根據性質及功能相近之無形資產實際可使用年期之過往經驗而作出。實際經濟年期可能與估計之可使用年期不同。定期檢討可使攤銷年期出現變動,因而引致未來期間之攤銷開支增加或減少。

(iii) 估計可供出售之投資的公允值

由於類似之可出售的投資在活躍市場上並無現價,故本集團根據多個來源之不同資料(包括可供出售之投資的最新財務資料),以估值技術釐定可供出售之投資的公允值。

5 REVENUE

5 收益

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Revenue represents net amount received and receivable from:	收益指來自業務之已收及應收淨值：		
Continuing operations	**持續經營業務**		
Sale of food and beverages	餐飲銷售	**292,728**	246,780
Sale of coffee machines	咖啡機銷售	**6,188**	3,224
Leasing of coffee machines	咖啡機租賃	**118**	68
Interest income from investments at fair value through profit or loss	於損益帳按公允值處理之投資的利息收入	**12,408**	9,831
		311,442	259,903
Discontinued operations	**非持續經營業務**		
Sale of computer and business machines	電腦及商業機器銷售	**30,604**	422,506
Provision of maintenance services	提供保養服務	**4,549**	67,064
Leasing of equipment	設備租賃	**134**	2,084
		35,287	491,654
		346,729	751,557

An analysis of the Group's revenue by business and geographical segments is set out in note 31.

本集團按業務分類及地區劃分之收益分析載列於附註31。

6 OTHER (EXPENSES)/INCOME, NET

6 其他(支出)／收入，淨值

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Continuing operations	**持續經營業務**		
(Loss)/gain on investments at fair value through profit or loss	於損益帳按公允值處理之投資的(虧損)／收益	**(6,075)**	8,828
Interest from amount due from an associate	應收聯營公司帳款之利息收入	**165**	–
Gross rental income HK$342,000 (2007: Nil) from a property less direct operating expenses	物業租金總收入港幣342,000元(二零零七年：無)減直接經營費用	**316**	–
Others	其他	**131**	214
		(5,463)	9,042
Discontinued operations	**非持續經營業務**		
Gross rental income HK$95,000 (2007: HK$622,000) from properties less direct operating expenses	物業租金總收入港幣95,000元(二零零七年：港幣622,000元)減直接經營費用	**64**	486
Others	其他	**–**	183
		64	669
		(5,399)	9,711

7 OTHER GAIN, NET

7 其他收益，淨值

		Continuing operations 持續經營業務		Discontinued operations 非持續經營業務		Total 總計	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
Unrealised gain on derivative financial instruments	衍生財務工具之未變現收益	–	–	**279**	1,715	**279**	1,715
Impairment loss on available-for-sale investments	可供出售之投資的減值虧損	**(835)**	(1,473)	**–**	–	**(835)**	(1,473)
Provision for impairment of receivables	應收款項減值撥備	–	–	**(121)**	(180)	**(121)**	(180)
Write off of other receivables	其他應收款項之撇銷	**(178)**	–	–	–	**(178)**	–
Exchange gain, net	匯兌收益，淨值	**1,012**	2,257	**209**	135	**1,221**	2,392
Provision for impairment loss on amount due from an associate	應收聯營公司帳款之減值虧損	–	–	–	(280)	–	(280)
Impairment loss on property, plant and equipment	物業、廠房及設備之減值虧損	**(3,356)**	–	–	–	**(3,356)**	–
Increase in fair value of an investment property	投資物業之公允值增加	**2,000**	–	–	737	**2,000**	737
Reversal of accruals and other payables	應付費用及其他應付款項撥回	**1,860**	2,066	**–**	1,597	**1,860**	3,663
		503	2,850	**367**	3,724	**870**	6,574

8 FINANCE COSTS, NET

8 財務費用，淨值

		Continuing operations 持續經營業務		Discontinued operations 非持續經營業務		Total 總計	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
Interest on bank borrowings and overdrafts	銀行借款及透支之利息	**2,014**	4,557	**91**	561	**2,105**	5,118
Less: Interest income from bank deposits	減：銀行存款利息收入	**(1,431)**	(1,125)	**(31)**	(258)	**(1,462)**	(1,383)
		583	3,432	**60**	303	**643**	3,735

9 PROFIT BEFORE TAXATION

9 除稅前溢利

		Continuing operations 持續經營業務		Discontinued operations 非持續經營業務		Total 總計	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
Profit before taxation has been arrived at after charging/(crediting) the following:	除稅前溢利已扣除／(計入)下列各項：						
Amortisation of prepaid lease payments	預付租賃款項攤銷	**–**	–	**–**	184	**–**	184
Auditor's remuneration	核數師酬金	**1,010**	805	**–**	341	**1,010**	1,146
Depreciation on property, plant and equipment	物業、廠房及設備折舊	**21,987**	17,352	**378**	1,800	**22,365**	19,152
Net loss/(gain) on disposal/write off of property, plant and equipment	出售／撤銷物業、廠房及設備之虧損／(收益)淨值	**3,600**	151	**–**	(8)	**3,600**	143
Operating lease payments in respect of leasing of premises under	經營租賃之樓宇租用支出						
– minimum lease payments	－最低租賃付款	**70,270**	55,787	**848**	5,134	**71,118**	60,921
– contingent rent	－或然租金	**8,623**	7,476	**–**	–	**8,623**	7,476
Staff costs (note)	員工開支(附註)	**67,451**	53,388	**5,643**	75,912	**73,094**	129,300
(Write back of)/provision for inventories to net realisable value	(撥備撥回)／撥備存貨至可變現淨值	**–**	–	**(2,413)**	2,432	**(2,413)**	2,432

Note: Details of directors' emoluments included in staff costs are disclosed in note 32.

Included in staff costs is an amount of HK$3,091,000 (2007: HK$2,834,000) in respect of contributions to defined contribution retirement benefit schemes, net of forfeited contributions.

附註：董事酬金已計入員工開支，詳情於附註32披露。

員工開支數額為退休福利計劃供款額(扣除已沒收之供款)港幣3,091,000元(二零零七年：港幣2,834,000元)。

10 INCOME TAX EXPENSES

10 所得稅支出

		Continuing operations 持續經營業務		Discontinued operations 非持續經營業務		Total 總計	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
Current tax	現時稅項						
Hong Kong	香港	**2,339**	403	**–**	–	**2,339**	403
Overseas	海外	**–**	–	**–**	909	**–**	909
		2,339	403	**–**	909	**2,339**	1,312
Deferred tax	遞延稅項	**764**	1,602	**–**	(52)	**764**	1,550
		3,103	2,005	**–**	857	**3,103**	2,862

Hong Kong profits tax is calculated at the rate of 17.5% (2007: 17.5%) on the estimated assessable profits after offsetting losses brought forward of each individual company.

香港利得稅乃根據各個別公司之估計應課稅溢利減前期虧損後按稅率17.5%(二零零七年:17.5%)計算。

Overseas taxation including Singapore and Mainland China taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

海外之課稅包括新加坡及中國內地，乃按照適用於當地之法例及估計應課稅溢利之稅率計算。

Details of deferred tax are disclosed in note 30.

遞延稅項之詳情於附註30披露。

The income tax expenses for the year can be reconciled to the profit before taxation per consolidated income statement as follows:

年內稅項支出與根據綜合收益表列示之除稅前溢利對帳如下:

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Profit before taxation	除稅前溢利		
Continuing operations	持續經營業務	**18,460**	24,687
Discontinued operations	非持續經營業務	**–**	11,836
		18,460	36,523
Adjust for: Share of results of associates	調整:所佔聯營公司業績	**(9,631)**	(955)
		8,829	35,568
Tax at the domestic income tax rate of 17.5% (2007: 17.5%)	按地方所得稅率17.5%計算之稅項(二零零七年:17.5%)	**1,545**	6,224
Effect of different tax rates of subsidiaries operating in other jurisdictions	於其他司法權區經營之附屬公司之不同稅率之影響	**(2,840)**	(1,782)
Tax effect of non-deductible expenses	不可扣稅支出之稅務影響	**1,757**	1,224
Tax effect of non-taxable income	毋須課稅收入之稅務影響	**(3,216)**	(3,187)
Tax effect of current year's tax losses not recognised	本年度未確認之稅務虧損之稅務影響	**5,895**	4,559
Tax effect of utilisation of tax losses not previously recognised	使用過往稅務虧損但未確認之稅務影響	**(38)**	(4,154)
Others	其他	**–**	(22)
Tax charge for the year	本年度稅項	**3,103**	2,862

11 DIVIDENDS

11 股息

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Interim dividend of HK3.0 cents (2007: HK2.5 cents) per share, paid	已派中期股息每股3.0港仙(二零零七年：2.5港仙)	**6,465**	4,754
Final dividend of HK7.0 cents (2007: HK4.0 cents) per share, proposed	擬派末期股息每股7.0港仙(二零零七年：4.0港仙)	**15,089**	8,622
		21,554	13,376

A final dividend of HK7.0 cents per share, totalling HK$15,089,000, has been proposed by the Directors of the Company and is subject to approval by the shareholders in the forthcoming annual general meeting. This proposed dividend has not been dealt with as dividend payable as at 31st March 2008.

本公司董事建議派發末期股息每股7.0港仙，合共港幣15,089,000元，待即將召開之股東週年大會上獲股東批准方可作實。該擬派股息於二零零八年三月三十一日並未作為應付股息處理。

12 EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company as set out below by the weighted average number of ordinary shares in issue during the year of 212,410,465 shares (2007: 181,296,693 shares).

12 每股盈利

每股基本盈利之計算乃以年結之本公司股權持有人應佔溢利除以年內已發行加權平均普通股數212,410,465股（二零零七年：181,296,693股）計算。

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Continuing operations	持續經營業務	**15,357**	22,682
Discontinued operations	非持續經營業務	**10,660**	10,979
		26,017	33,661

As there was no dilutive potential share, diluted earnings per share from continuing operations and discontinued operations equal the basic earnings per share from continuing operations and discontinued operations respectively.

由於並無潛在攤薄股份，來自持續及非持續經營業務之每股攤薄盈利分別等於來自持續及非持續經營業務之每股基本盈利。

13 PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Profit attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of HK$67,241,000 (2007: HK$56,023,000).

13 本公司股權持有人應佔溢利

計入本公司財務報表之本公司股權持有人應佔溢利為港幣67,241,000元（二零零七年：港幣56,023,000元）。

14 DISCONTINUED OPERATIONS

On 12th March 2007, the Company entered into an agreement to dispose of the Group's operations relating to computer and information communication technology (the "Disposal"). The Disposal was completed on 2nd May 2007.

The results and cash flows of the discontinued operations included in the consolidated income statement and the consolidated cash flow statement are set out below:

14 非持續經營業務

於二零零七年三月十二日，本公司訂立一份協議，出售本集團之電腦及資訊通訊科技相關業務（「出售」）。出售已於二零零七年五月二日完成。

歸入綜合收益表及綜合現金流量表內之非持續經營業務業績及現金流量呈列如下：

		2008 **二零零八年** **HK$'000** **港幣千元**	2007 二零零七年 HK$'000 港幣千元
Revenue	收入	**35,287**	491,654
Cost of sales	銷售成本	**(30,996)**	(435,765)
Gross profit	毛利	**4,291**	55,889
Other income, net	其他收入，淨值	**64**	669
Other gain, net	其他收益，淨值	**367**	3,724
Operating expenses	經營費用	**(4,662)**	(48,143)
Operating profit	經營溢利	**60**	12,139
Finance income	財務收入	**31**	258
Finance costs	財務費用	**(91)**	(561)
Finance costs, net	財務費用，淨值	**(60)**	(303)
Profit before taxation	除稅前溢利	**–**	11,836
Income tax expenses	所得稅支出	**–**	(857)
		–	10,979
Gain on disposal of discontinued operations	出售非持續經營業務之收益	**10,660**	–
Profit for the year from discontinued operations	來自非持續經營業務之本年度溢利	**10,660**	10,979
Net cash (outflow)/inflow from operating activities	來自經營業務之現金（流出）／流入淨額	**(3,739)**	1,787
Net cash outflow from investing activities	來自投資業務之現金流出淨額	**(458)**	(778)
Net cash (outflow)/inflow from financing activities	來自融資業務之現金（流出）／流入淨額	**(9,000)**	9,000
Net cash (outflow)/inflow from discontinued operations	來自非持續經營業務之現金（流出）／流入淨額	**(13,197)**	10,009

14 DISCONTINUED OPERATIONS (continued)

The major classes of assets and liabilities comprising the discontinued operations classified as held for sale are as follows:

14 非持續經營業務(續)

分類為持作出售之非持續經營業務之資產及負債主要類別如下：

		2008 **二零零八年** **HK$'000** **港幣千元**	2007 二零零七年 HK$'000 港幣千元
Non-current assets classified as held for sale	*分類為持作出售之非流動資產*		
Investment properties	投資物業	–	7,950
Property, plant and equipment	物業、廠房及設備	–	14,274
Prepaid lease payments	預付租賃款項	–	2,014
Inventories	存貨	–	49,054
Debtors, deposits and prepayments	應收帳款、存出按金及預付款項	–	67,114
Income tax recoverable	可取回所得税	–	438
Derivative financial instruments	衍生財務工具	–	1,747
Bank balances and cash equivalents	銀行結存及現金等值	–	28,738
Other assets	其他資產	–	150
Total	總計	–	171,479
Liabilities directly associated with non-current assets classified as held for sale	*直接與分類為持作出售之非流動資產有關之負債*		
Creditors, bills payables, deposits and accruals	應付帳款、應付票據、存入按金及應付費用	–	79,157
Deferred income	遞延收入	–	16,857
Provision for taxation	課税準備	–	910
Bank borrowings	銀行借款	–	9,000
Other liabilities	其他負債	–	45
Total	總計	–	105,969

15 INVESTMENT PROPERTY

15 投資物業

The Group

本集團

		HK$'000 港幣千元
At 1st April 2006	於二零零六年四月一日	7,120
Exchange realignment	滙兌調整	93
Increase in fair value	公允值增加	737
		7,950
Reclassified as held for sale	重新分類為持作出售	(7,950)
At 31st March 2007	於二零零七年三月三十一日	–
Additions	添置	7,800
Increase in fair value (note 7)	公允值增加(附註7)	2,000
At 31st March 2008	於二零零八年三月三十一日	9,800

The Group's investment property is located in Hong Kong and is held under medium-term lease of 50 years.

本集團之投資物業位於香港,以五十年中期租約持有。

The fair value of the Group's investment property as at 31st March 2008 has been arrived at on the basis of a valuation carried out on that date by DTZ Debenham Tie Leung Limited, an independent qualified professional valuer, by reference to market evidence of transaction prices for similar properties.

本集團投資物業於二零零八年三月三十一日之公允值,乃根據獨立執業專業估值師戴德梁行有限公司於當日所作之估值及經參照類似物業之成交價後作出。

16 PROPERTY, PLANT AND EQUIPMENT

16 物業、廠房及設備

The Group

本集團

		Buildings 樓宇 HK$'000 港幣千元	Overseas properties on freehold land 海外永久業權物業 HK$'000 港幣千元	Store machine, leasehold improvement and equipment 店舖機器、租賃物業裝修及設備 HK$'000 港幣千元	Furniture, fixtures, office equipment and motor vehicles 傢俬、裝置、辦公室設備及汽車 HK$'000 港幣千元	Machinery, tool and equipment 機器、工具及設備 HK$'000 港幣千元	Total 總計 HK$'000 港幣千元
Cost	**成本**						
At 1st April 2006	於二零零六年四月一日	3,930	9,934	39,364	12,049	9,078	74,355
Exchange realignment	滙兌調整	202	1,158	743	607	366	3,076
Additions	添置	–	–	43,374	2,507	750	46,631
Disposal/write off	出售／撇銷	–	–	(7,423)	(328)	(701)	(8,452)
Reclassified as held for sale	重新分類為持作出售	(4,132)	(11,092)	–	(12,204)	(9,493)	(36,921)
At 31st March 2007	於二零零七年三月三十一日	–	–	76,058	2,631	–	78,689
Exchange realignment	滙兌調整	–	–	2,317	–	–	2,317
Additions	添置	–	–	27,903	699	–	28,602
Disposal/write off	出售／撇銷	–	–	(10,949)	(70)	–	(11,019)
At 31st March 2008	於二零零八年三月三十一日	–	–	95,329	3,260	–	98,589
Accumulated depreciation and impairment	**累計折舊及減值**						
At 1st April 2006	於二零零六年四月一日	1,530	1,780	8,484	9,779	8,151	29,724
Exchange realignment	滙兌調整	142	216	422	535	345	1,660
Charge for the year	年度折舊	158	130	17,309	1,120	435	19,152
Disposal/write off	出售／撇銷	–	–	(7,103)	(317)	(670)	(8,090)
Reclassified as held for sale	重新分類為持作出售	(1,830)	(2,126)	–	(10,430)	(8,261)	(22,647)
At 31st March 2007	於二零零七年三月三十一日	–	–	19,112	687	–	19,799
Exchange realignment	滙兌調整	–	–	1,111	–	–	1,111
Charge for the year	年度折舊	–	–	21,132	855	–	21,987
Impairment loss	減值虧損	–	–	3,356	–	–	3,356
Disposal/write off	出售／撇銷	–	–	(7,121)	(9)	–	(7,130)
At 31st March 2008	於二零零八年三月三十一日	–	–	37,590	1,533	–	39,123
Carrying amount	**帳面值**						
At 31st March 2008	於二零零八年三月三十一日	–	–	57,739	1,727	–	59,466
At 31st March 2007	於二零零七年三月三十一日	–	–	56,946	1,944	–	58,890

17 INTERESTS IN SUBSIDIARIES
17 所佔附屬公司之權益

The Company
本公司

(a) Interests in subsidiaries
(a) 所佔附屬公司之權益

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Unlisted shares, at cost	非上市股份，按成本計算	**1,996**	115,669
Amounts due from subsidiaries	應收附屬公司帳款	**560,703**	191,636
Less: Provision for impairment	減：減值撥備	**(71,799)**	(4,992)
		490,900	302,313

The amounts due from subsidiaries are unsecured, interest-free, and have no pre-determined repayment terms.

應收附屬公司帳款為無抵押及免利息，並無指定償還條款。

The amounts due from subsidiaries are denominated in Hong Kong dollars.

應收附屬公司帳款以港元列值。

Particulars regarding the principal subsidiaries as at 31st March 2008 are set out in note 40.

有關於二零零八年三月三十一日之主要附屬公司之詳情載於附註40。

(b) Amounts due from subsidiaries
(b) 應收附屬公司帳款

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Amounts due from subsidiaries	應收附屬公司帳款	**7,585**	263,438
Less: Provision for impairment	減：減值撥備	**(20)**	(177,162)
		7,565	86,276

The amounts due from subsidiaries are unsecured, interest-free, and are repayable on demand.

根據所佔附屬公司之權益，應收附屬公司帳款為無抵押及免利息，並於要求時償還。

The amounts due from subsidiaries are denominated in Hong Kong dollars. The carrying amounts approximate their fair values.

應收附屬公司帳款以港幣列值。其帳面值與其公允值相若。

17 INTERESTS IN SUBSIDIARIES (continued)

17 所佔附屬公司之權益(續)

(c) Movement of impairment loss

(c) 減值虧損變動

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
At 1st April	於四月一日	**182,154**	235,803
Provision for impairment during the year	年內減值撥備	**35,435**	10,209
Write back of provision for impairment	減值撥備撥回	**(145,770)**	(63,858)
At 31st March	於三月三十一日	**71,819**	182,154

(d) Amount due to a subsidiary

The amount due to a subsidiary is unsecured, interest-free, and is repayable on demand.

The amount due to a subsidiary is denominated in Hong Kong dollars. The carrying amount approximates its fair value.

(d) 應付附屬公司帳款

應付附屬公司帳款為無抵押及免利息，並於要求時償還。

應付附屬公司帳款以港幣列值。其帳面值與其公允值相若。

18 GOODWILL AND TRADEMARK

18 商譽及商標

The Group

本集團

		Goodwill 商譽 HK$'000 港幣千元	Trademark 商標 HK$'000 港幣千元	Total 總計 HK$'000 港幣千元
At 1st April 2006	於二零零六年四月一日	82,392	108,000	190,392
Adjustment arising from the finalisation of purchase price allocation	因落實購買價分配而產生之調整	1,618	–	1,618
At 31st March 2007 and 31st March 2008	於二零零七年三月三十一日及二零零八年三月三十一日	84,010	108,000	192,010

The trademark was purchased as part of a business combination. The Directors are of the opinion that the upkeep of the trademark is at minimal cost and the Group would renew the trademark continuously. Various studies have been performed by management of the Group, which supports that there is no foreseeable time limit to the period over which the branded coffee shops are expected to generate cash flows for the Group.

購入商標乃業務合併其中一項。董事認為，維持商標乃極低成本，而本集團將持續重續商標。本集團管理層已進行多項研究，認為在該品牌咖啡店預期可為本集團帶來現金流入的時期並無任何可預見之限制。

18 GOODWILL AND TRADEMARK (continued)

The trademark is considered by the management of the Group as having an indefinite useful life. The trademark will not be amortised until its useful life is determined to be finite upon reassessment of its useful life annually by the management. Instead, it will be tested for impairment annually and whenever there is an indication that it may be impaired. Particulars of impairment testing are disclosed in note 4(i) and below.

Impairment tests for goodwill and trademark

Goodwill and trademark is allocated to the Group's branded coffee shops segment. The recoverable amount is determined based on fair value less costs to sell. These calculations use post-tax cash flow projections based on financial budgets approved by management covering a one-year period. Cash flows beyond the one-year period are extrapolated using a growth rate ranging from 10% to 20% per annum up to the fifth year and zero growth rate per annum from the sixth year to fifteen year, gross margin of 75% and a discount rate of 15% per annum.

Management determined budgeted growth rate and gross margin based on past performance. The discount rates used are post-tax and reflect specific risks relating to this segment.

18 商譽及商標(續)

本集團管理層認為，該商標有無限可使用年期。除非商標於管理層每年重新評估其可使用年期後被釐定為有限可使用年期，否則不會被攤銷，然而，商標仍會每年及出現可能減值跡象時進行減值測試。減值測試之詳情於附註4(i)及下文披露。

商譽及商標之減值測試

商譽及商標被分配予本集團品牌咖啡店業務分類。該可收回數額乃按其公允值減銷售成本而釐定。有關之計算使用管理層批核之一年期財務預算之稅後現金流量預測，一年期後之現金流量以增長率為每年介乎10%至20%至第五年及從第六年至第十五年為零增長率、毛利率75%及每年貼現率15%有關之期末價值而推算。

管理層乃按過往業績釐定預計之增長率及毛利率，而所使用之貼現率為稅後之利率，且反映該分類之特有風險。

19 INTERESTS IN ASSOCIATES 所佔聯營公司之權益

(a) Interests in associates 所佔聯營公司之權益

		The Group 本集團		The Company 本公司	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
At 1st April	於四月一日	**62,092**	–	**61,137**	–
Acquisition of associates	收購聯營公司	**–**	61,137	**–**	61,137
Adjustment arising from finalisation of purchase consideration	落實購買代價產生之調整	**6,240**	–	**6,240**	–
Share of results	應佔業績	**9,631**	955	**–**	–
At 31st March	於三月三十一日	**77,963**	62,092	**67,377**	61,137

Interests in associates as at 31st March 2008 include goodwill of HK$53,179,000 (2007: HK$46,939,000).

於二零零八年三月三十一日，所佔聯營公司之權益包括商譽港幣53,179,000元(二零零七年：港幣46,939,000元)。

19 INTERESTS IN ASSOCIATES (continued)

(a) Interests in associates (continued)

The Group's interest in its principal associate, which is unlisted, is as follows:

Name 名稱	Country of incorporation 註冊成立之國家	Assets 資產 HK$'000 港幣千元	Liabilities 負債 HK$'000 港幣千元	Revenue 收益 HK$'000 港幣千元	Profit 溢利 HK$'000 港幣千元	% Interest held 所持權益之百分比	Principal activities 主要業務
2008 二零零八年							
Sinochina Enterprises Limited	British Virgin Islands 英屬處女群島	100,407	49,827	229,188	19,655	49	Investment holding in operations of restaurants 投資控股於餐廳營運
2007 二零零七年							
Sinochina Enterprises Limited	British Virgin Islands 英屬處女群島	71,500	40,575	27,854	1,949	49	Investment holding in operations of restaurants 投資控股於餐廳營運

Sinochina Enterprises Limited ("SEL") is directly held by the Company. Wholly-owned principal subsidiaries of SEL are New Global (H.K.) Limited, Grand Concept (Hong Kong) Limited, Giant Ocean (H.K.) Limited, Super Target (Hong Kong) Limited and Pacific York (H.K.) Limited, which are incorporated in Hong Kong and operate restaurants in Hong Kong.

(b) Amount due from an associate

The amount due from an associate is unsecured, interest bearing at Hongkong and Shanghai Banking Corporation Limited Prime Rate per annum plus 100 basis point and is to be repayable by six semi-annual instalments with the first instalment due on 21st September 2008.

Included in the amount due from an associate, HK$2,733,000 is not repayable within one year.

The amount due from an associate is denominated in Hong Kong dollars. The carrying amount approximates its fair value.

(c) Amounts due to associates

The amounts due to associates are unsecured, interest-free and repayable on demand.

The amounts due to associates are denominated in Hong Kong dollars. The carrying amounts approximate their fair values.

19 所佔聯營公司之權益（續）

(a) 所佔聯營公司之權益（續）

本集團於主要之聯營公司之非上市權益如下：

Sinochina Enterprises Limited（「SEL」）由本公司直接持有。SEL之主要附屬公司為新德（香港）有限公司、浩展（香港）有限公司、廣洋（香港）有限公司、華標（香港）有限公司及恒邦（香港）有限公司，均於香港註冊成立，並在香港經營餐廳。

(b) 應收聯營公司帳款

應收聯營公司帳款為無抵押及按香港上海匯豐銀行有限公司之最優惠年利率加100個基點計息，將分六期還款，每半年償還一次，而首期將於二零零八年九月二十一日到期。

並非一年內償還之金額港幣2,733,000元，已列入應收聯營公司帳款內。

應收聯營公司帳款以港幣列值。其帳面值與其公允值相若。

(c) 應付聯營公司帳款

應付聯營公司帳款為無抵押及免利息，並於要求時償還。

應付聯營公司帳款以港幣列值，其帳面值與其公允值相若。

20 AVAILABLE-FOR-SALE INVESTMENTS

20 可供出售之投資

The Group

Available-for-sale investments as at 31st March comprise:

本集團

於三月三十一日可供出售之投資包括：

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Unlisted equity securities, at cost less accumulated impairment losses	非上市之股本證券，按成本扣除減值計算	**662**	1,497
Investment in a venture capital fund, at fair value	於創投基金之投資，按公允值計算	**18,761**	7,750
		19,423	9,247

20 AVAILABLE-FOR-SALE INVESTMENTS (continued)

The Group

Note:

The unlisted equity securities are measured at cost less accumulated impairment losses at each balance sheet date because the Directors are of the opinion that fair value cannot be reliably estimated.

Available-for-sale investments are denominated in the following currencies:

20 可供出售之投資(續)

本集團

附註：

由於董事認為公允值無法可靠估計，故於各結算日的非上市之股本證券按成本扣除減值計算。

可供出售之投資以下列貨幣為單位：

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Hong Kong dollars	港幣	**662**	1,497
US dollars	美元	**18,761**	7,750
		19,423	9,247

21 INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

Investments at fair value through profit or loss as at 31st March comprise:

21 於損益帳按公允值處理之投資

於三月三十一日，於損益帳按公允值處理之投資包括：

		The Group 本集團		The Company 本公司	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Listed investments:	上市投資：				
– debt securities, listed overseas	－債務證券，海外上市	**23,914**	24,278	–	–
– equity securities, listed in Hong Kong	－股本證券，香港上市	**16,199**	7,874	–	94
		40,113	32,152	–	94
Unlisted investments:	非上市投資：				
– debt securities	－債務證券	**43,204**	29,990	–	–
– structured deposits	－結構性存款	**14,884**	51,320	**14,884**	14,841
		58,088	81,310	**14,884**	14,841
		98,201	113,462	**14,884**	14,935
Analysed for reporting purposes:	作財務報告用途之分析如下：				
Non-current assets	非流動資產	**14,884**	51,320	**14,884**	14,841
Current assets	流動資產	**83,317**	62,142	–	94
		98,201	113,462	**14,884**	14,935

21 INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS (continued)

21 於損益帳按公允值處理之投資（續）

The fair values of the listed investments are determined based on the quoted market bid price available on the relevant exchanges and the unlisted investments are determined by reference to quoted prices from the relevant financial institutions.

上市投資之公允值乃按相關交易所所報之市場買價而釐定，而非上市投資則參照由相關金融機構之報價而釐定。

Unlisted investments include structured deposits whose fair values are affected by the changes in market price of specific equity securities or market interest rate value.

非上市證券投資包括結構性存款，其公允值受特定股本證券之市場價格或市場利率價值影響。

The carrying amounts of investments at fair value through profit or loss are denominated in the following currencies:

於損益帳按公允值處理之投資帳面值由以下列貨幣計值：

		The Group 本集團		The Company 本公司	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
Hong Kong dollars	港幣	**16,199**	7,874	**–**	94
US dollars	美元	**82,002**	105,588	**14,884**	14,841
		98,201	113,462	**14,884**	14,935

22 INVENTORIES

22 存貨

The Group

本集團

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Food and beverages	餐飲	**8,229**	6,897
Inventories held for resale	待轉售存貨	**–**	40,240
Consumable stores	耗用物料	**392**	8,814
		8,621	55,951
Reclassified as held for sale	重新分類為持作出售	**–**	(49,054)
		8,621	6,897

The cost of inventories recognised as an expense and included in cost of sales amounted to HK$77,038,000 (2007: HK$65,150,000).

確認為費用並已包括於銷售成本內之存貨成本為港幣77,038,000元（二零零七年：港幣65,150,000元）。

23 DEBTORS, DEPOSITS AND PREPAYMENTS 23 應收帳款、存出按金及預付款項

		The Group 本集團 2008 二零零八年 HK$'000 港幣千元	The Group 本集團 2007 二零零七年 HK$'000 港幣千元	The Company 本公司 2008 二零零八年 HK$'000 港幣千元	The Company 本公司 2007 二零零七年 HK$'000 港幣千元
Trade debtors	貿易應收帳款	**1,551**	49,476	–	–
Less: Provision for impairment	減：減值撥備	**(51)**	(1,942)	–	–
		1,500	47,534	–	–
Other debtors, deposits and prepayments	其他應收帳款、存出按金及預付款項	**45,776**	63,777	**223**	550
		47,276	111,311	**223**	550
Reclassified as held for sale	重新分類為持作出售	–	(67,114)	–	–
		47,276	44,197	**223**	550
Analysed for reporting purposes:	作財務報告用途之分析：				
Non-current assets	非流動資產	**24,395**	19,498	–	–
Current assets	流動資產	**22,881**	24,699	**223**	550
		47,276	44,197	**223**	550

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted to trade debtors is 60 days except for sales of food and beverages at coffee shops which are mainly on cash basis.

本集團對各個核心業務之客戶已確立指定之信貸政策，給予貿易應收帳款之平均信貸期為60天，惟咖啡店之餐飲銷售則主要以現金結算。

The ageing analysis of trade debtors is as follows:

貿易應收帳款之帳齡分析如下：

		The Group 本集團 2008 二零零八年 HK$'000 港幣千元	The Group 本集團 2007 二零零七年 HK$'000 港幣千元
0 – 60 days	0－60天	**1,288**	38,458
61 – 90 days	61－90天	**49**	3,892
Over 90 days	逾90天	**163**	5,184
		1,500	47,534

23 DEBTORS, DEPOSITS AND PREPAYMENTS (continued)

At 31st March 2008, trade debtors of HK$1,055,000 (2007: HK$21,088,000) were past due but not impaired. These relate to individuals or companies for whom there is no recent history of default.

23 應收帳款、存出按金及預付款項(續)

於二零零八年三月三十一日,港幣1,055,000元(二零零七年:港幣21,088,000元)之貿易應收帳款已到期但尚未減值。該款項與獨立人士或公司有關,而彼等近來均無違約記錄。

		The Group 本集團	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Less than 60 days past due	到期日少於60日	**870**	15,210
61 – 90 days past due	61至90日到期	**156**	2,879
Over 90 days past due	逾90日到期	**29**	2,999
		1,055	21,088

Trade debtors' balances that are neither past due nor impaired mainly relate to individuals or companies that have been the Group's customers for more than six months and with no history of default in the past.

並未到期亦未減值之貿易應收帳款餘額主要與獨立人士或公司有關,彼等均為本集團超過六個月且過往並無違約記錄之客戶。

At 31st March 2008, gross trade debtors' balances totalling HK$51,000 (2007: HK$1,942,000) were individually determined to be impaired, which related to customers that were in financial difficulties. Consequently, specific provision for impairment of HK$51,000 (2007: HK$1,942,000) was recognised as at balance sheet date. The Group does not hold any collateral over these balances. The movement in the provision for impairment during the year is as follows:

於二零零八年三月三十一日,貿易應收帳款達港幣51,000元(二零零七年:港幣1,942,000元)之總結存被個別釐定為減值,且與有財務困難之客戶有關。因此,於結算日確認港幣51,000元(二零零七年:港幣1,942,000元)之特別呆帳撥備。本集團無就該等結存持有抵押品。減值撥備於年內之變動如下:

		The Group 本集團	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
At 1st April	於四月一日	**51**	2,596
Impairment loss recogn sed	已確認減值虧損	**–**	448
Impairment loss written back	減值虧損撥回	–	(268)
Uncollectible amounts written off	不可收回金額之撤銷	–	(834)
		51	1,942
Reclassified as held for sale	重新分類為持作出售	–	(1,891)
At 31st March	於三月三十一日	**51**	51

23 DEBTORS, DEPOSITS AND PREPAYMENTS (continued)

The carrying amounts of trade debtors are denominated in the following currencies:

23 應收帳款、存出按金及預付款項（續）

貿易應收帳款之帳面值由下列貨幣計值：

		The Group 本集團 2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Hong Kong dollars	港幣	**1,390**	30,685
Thailand Bahts	泰銖	**–**	13,747
Other currencies	其他貨幣	**110**	3,102
		1,500	47,534

The carrying amounts of other debtors are denominated in the following currencies:

其他應收帳款之帳面值由下列貨幣計值：

		The Group 本集團 2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Hong Kong dollars	港幣	**1,371**	13,747
US dollars	美元	**2,783**	8,702
Thailand Bahts	泰銖	**–**	1,663
Other currencies	其他貨幣	**481**	460
		4,635	24,572

The carrying amounts of debtors, deposits and prepayments approximate their fair values.

應收帳款、存出按金及預付款項之帳面值與其公允值相若。

24 BANK BALANCES AND CASH EQUIVALENTS

Bank balances and cash equivalents comprise cash held, short-term bank deposits with an original maturity of three months or less and cash placed with financial institutions.

The carrying amounts of these assets approximate their fair values.

The carrying amounts of bank balances and cash equivalents are denominated in the following currencies:

24 銀行結存及現金等值

銀行結存及現金等值包括所持現金、原到期期限為三個月或以內之短期銀行存款及存入財務機構戶口之現金。

該等資產之帳面值與其公允值相若。

銀行結存及現金等值之帳面值以下列貨幣計值：

		The Group 本集團		The Company 本公司	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
Hong Kong dollars	港幣	**14,387**	55,981	**2,089**	12,192
US dollars	美元	**180,502**	36,269	**119**	2,983
Thailand Bahts	泰銖	**21**	10,990	**21**	19
Australian dollars	澳元	**–**	6,388	**–**	–
Renminbi	人民幣	**3,314**	2,904	**–**	–
Singapore dollars	新加坡元	**1,785**	1,901	**–**	–
Japanese Yen	日元	**2**	2,555	**2**	21
		200,011	116,988	**2,231**	15,215
Reclassified as held for sale	重新分類為持作出售	**–**	(28,738)	**–**	–
		200,011	88,250	**2,231**	15,215

The effective interest rate on short-term bank deposits was 2.5% (2007: 3.4%), these deposits have an average maturity of 2 days (2007: 4 days).

短期銀行存款之實際年息率為2.5%（二零零七年：3.4%），該等存款平均到期期限為兩日（二零零七年：四日）。

25 CREDITORS, DEPOSITS AND ACCRUALS

25 應付帳款、存入按金及應付費用

		The Group 本集團		The Company 本公司	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
Trade creditors and bills payable	貿易應付帳款及應付票據	**5,284**	64,626	**–**	–
Other creditors, deposits and accruals	其他應付帳款、存入按金及應付費用	**44,727**	47,826	**1,445**	3,401
Consideration payable for the acquisition of SEL	收購SEL之應付代價	**21,479**	14,837	**21,479**	14,837
		71,490	127,289	**22,924**	18,238
Reclassified as held for sale	重新分類為持作出售	**–**	(79,157)	**–**	–
		71,490	48,132	**22,924**	18,238

25 CREDITORS, DEPOSITS AND ACCRUALS (continued)

25 應付帳款、存入按金及應付費用（續）

The ageing analysis of trade creditors and bills payable is as follows:

貿易應付帳款及應付票據之帳齡分析如下：

		The Group 本集團 2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
0 – 60 days	0－60天	**4,736**	61,845
61 – 90 days	61－90天	**216**	1,129
Over 90 days	逾90天	**332**	1,652
		5,284	64,626

The carrying amounts of trade creditors and bills payable are denominated in the following currencies:

貿易應付帳款及應付票據之帳面值以下列貨幣計值：

		The Group 本集團 2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Hong Kong dollars	港幣	**3,240**	19,261
US dollars	美元	**–**	44,478
Other currencies	其他貨幣	**2,044**	887
		5,284	64,626

The carrying amounts of other creditors are denominated in the following currencies:

其他應付帳款之帳面值以下列貨幣計值：

		The Group 本集團 2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Hong Kong dollars	港幣	**7,026**	5,842
US dollars	美元	**19,381**	–
Other currencies	其他貨幣	**1,110**	320
		27,517	6,162

The carrying amounts of creditors, deposits and accruals approximate their fair values.

應付帳款、存入按金及應付費用之帳面值與其公允值相若。

26 AMOUNT DUE TO ULTIMATE HOLDING COMPANY

The amount due to ultimate holding company is unsecured, interest-free, and is repayable on demand.

The amount due to ultimate holding company is denominated in Hong Kong dollars. The carrying amount approximates its fair value.

26 應付最終控股公司帳款

應付最終控股公司帳款為無抵押、免利息並於要求時償還。

應付最終控股公司帳款以港幣為單位。其帳面值與其公允值相若。

27 BANK BORROWINGS

27 銀行借款

The Group

本集團

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Bank loans	銀行借款	**20,500**	89,000
Trust receipt loans	信託收據借款	**–**	9,000
		20,500	98,000
Reclassified as held for sale	重新分類為持作出售	**–**	(9,000)
		20,500	89,000
The bank loans are repayable as follows:	銀行借款按下列年期償還:		
Within one year	一年內	**2,000**	52,000
More than one year but not exceeding two years	一年以上但不超過兩年	**2,000**	12,000
More than two years but not exceeding five years	兩年以上但不超過五年	**16,500**	25,000
		20,500	89,000
Less: Amount due within one year shown under current liabilities	減:列入流動負債之一年內到期借款	**(2,000)**	(52,000)
		18,500	37,000

The bank borrowings are unsecured and bear floating interest rate at an average effective interest rate of 4.7% (2007: 4.8%) per annum.

銀行借款為無抵押及按浮動利率計息,實際平均年息率為4.7%(二零零七年:4.8%)。

The bank borrowings are denominated in Hong Kong dollars.

銀行借款以港幣計值。

The carrying amounts of the bank borrowings approximate their fair values as majority of the Group's borrowings carried interest at floating rate.

銀行借款之帳面值與彼等之公允值相若,因本集團大部分之借款是以浮動利息計算。

The exposure of the bank borrowings to interest-rate changes and the contractual repricing dates are below six months.

銀行借款所面對之利率變動及約定重新定價到期日為六個月或以下。

28 SHARE CAPITAL

28 股本

		Number of shares 股份數目	HK$'000 港幣千元
Authorised ordinary shares of HK$0.50 each	每股法定普通股港幣0.50元		
At 1st April 2006 and 31st March 2007	於二零零六年四月一日及二零零七年三月三十一日	240,000,000	120,000
Increase during the year	年內增加	110,000,000	55,000
At 31st March 2008	於二零零八年三月三十一日	350,000,000	175,000
Issued and fully paid ordinary shares of HK$0.50 each	每股面值港幣0.50元已發行及繳足股本之普通股		
At 1st April 2006	於二零零六年四月一日	171,355,871	85,678
Issue of shares	發行股份	18,800,000	9,400
At 31st March 2007	於二零零七年三月三十一日	190,155,871	95,078
Issue of shares	發行股份	25,384,146	12,692
At 31st March 2008	於二零零八年三月三十一日	215,540,017	107,770

The authorised share capital of the Company was increased from HK$120,000,000 to HK$175,000,000 by the creation of an additional 110,000,000 new shares of HK$0.50 each. These new authorised shares rank pari passu with the then existing shares.

The Company issued 25,384,146 new shares to independent third parties on 16th May 2007. The proceeds of the issue of shares before expenses amounted to HK$93,922,000. The net proceeds of the issue of shares amounted to HK$92,047,000 after deducting the expenses of the issue.

透過增加額外110,000,000股每股面值港幣0.50元之新股份，本公司法定股本由港幣120,000,000元增加至港幣175,000,000元。該等新法定股份與現有之股份享有同等地位。

本公司於二零零七年五月十六日向獨立第三方發行25,384,146股新股份。發行股份所得款項淨額於減去開支前為港幣93,922,000元，而在減去發行開支後則為港幣92,047,000元。

29 RESERVES

29 儲備

The Group

本集團

		Share premium 股份溢價 HK$'000 港幣千元	Capital reserve (note) 資本儲備 (附註) HK$'000 港幣千元	Capital redemption reserve 資本贖回儲備 HK$'000 港幣千元	Exchange fluctuation reserve 滙兑浮動儲備 HK$'000 港幣千元	Investment revaluation reserve 投資重估儲備 HK$'000 港幣千元	Retained profits 保留溢利 HK$'000 港幣千元	Total 總計 HK$'000 港幣千元
At 1st April 2006	於二零零六年四月一日	223,434	18,060	14	1,370	–	82,544	325,422
Exchange difference on translation of operations of overseas subsidiaries and an associate	換算海外附屬公司及一間聯營公司的經營所產生的滙兑差額	–	–	–	5,079	–	–	5,079
Total income recognised directly in equity	直接於權益確認之總收入	–	–	–	5,079	–	–	5,079
Profit for the year	本年度溢利	–	–	–	–	–	33,661	33,661
Total recognised income and expenses for the year	本年度已確認收入及開支總額	–	–	–	5,079	–	33,661	38,740
Dividends paid	已付股息	–	–	–	–	–	(13,322)	(13,322)
Issue of shares	發行股份	35,344	–	–	–	–	–	35,344
Share issuance expenses	股份發行開支	(98)	–	–	–	–	–	(98)
At 31st March 2007	於二零零七年三月三十一日	258,680	18,060	14	6,449	–	102,883	386,086
Exchange difference on translation of operations of overseas subsidiaries	換算海外附屬公司的經營所產生的滙兑差額	–	–	–	5,153	–	–	5,153
Exchange fluctuation reserve realised upon disposal of subsidiaries	於出售附屬公司後變現之匯兑浮動儲備	–	–	–	(7,253)	–	–	(7,253)
Change in fair value of available-for-sale investments	可供出售之投資的公允值變動	–	–	–	–	11,011	–	11,011
Total income recognised directly in equity	直接於權益確認之總收入	–	–	–	(2,100)	11,011	–	8,911
Profit for the year	本年度溢利	–	–	–	–	–	26,017	26,017
Total recognised income and expenses for the year	本年度已確認收入及開支總額	–	–	–	(2,100)	11,011	26,017	34,928
Transfer to retained profits	轉撥至保留溢利	–	(18,060)	–	–	–	18,060	–
Dividends paid	已付股息	–	–	–	–	–	(15,087)	(15,087)
Issue of shares	發行股份	81,230	–	–	–	–	–	81,230
Share issuance expenses	發行股份開支	(1,875)	–	–	–	–	–	(1,875)
At 31st March 2008	於二零零八年三月三十一日	338,035	–	14	4,349	11,011	131,873	485,282

Note:

The balance represented share premium attributable to a subsidiary at the time of restructuring of the Group in 1989. Since this subsidiary was disposed of to CIHL during the year, the related capital reserve was transferred to retained profits.

附註：

結餘代表一間附屬公司的股份溢價，來自本集團於一九八九年之重組。由於此附屬公司已於年內出售予其士國際，因此有關的資本儲備已轉移至保留溢利。

29 RESERVES (continued)

29 儲備（續）

The Company

本公司

		Share premium 股份溢價 HK$'000 港幣千元	Contributed surplus (note) 實繳盈餘（附註） HK$'000 港幣千元	Capital redemption reserve 資本贖回儲備 HK$'000 港幣千元	Retained profits 保留溢利 HK$'000 港幣千元	Total 總計 HK$'000 港幣千元
At 1st April 2006	於二零零六年四月一日	223,434	6,226	14	14,221	243,895
Profit for the year	本年度溢利	–	–	–	56,023	56,023
Total recognised income and expenses for the year	本年度已確認收入及開支總額	–	–	–	56,023	56,023
Dividends paid	已付股息	–	–	–	(13,322)	(13,322)
Issue of shares	發行股份	35,344	–	–	–	35,344
Share issuance expenses	發行股份開支	(98)	–	–	–	(98)
At 31st March 2007	於二零零七年三月三十一日	258,680	6,226	14	56,922	321,842
Profit for the year	本年度溢利	–	–	–	67,241	67,241
Total recognised income and expenses for the year	本年度已確認收入及開支總額	–	–	–	67,241	67,241
Dividends paid	已付股息	–	–	–	(15,087)	(15,087)
Issue of shares	發行股份	81,230	–	–	–	81,230
Share issuance expenses	發行股份開支	(1,875)	–	–	–	(1,875)
At 31st March 2008	於二零零八年三月三十一日	338,035	6,226	14	109,076	453,351

Note:

The balance represents the difference between the value of net assets of subsidiaries acquired and the nominal amount of the Company's shares issued for the acquisition. Under the Companies Act of 1981 of Bermuda (as amended), the contributed surplus of the Company is available for distribution to shareholders.

附註：

結餘乃指已收購附屬公司資產淨值與本公司就收購該等附屬公司而發行之股份帳面值之間之差額。根據百慕達一九八一年公司法（經修訂），本公司實繳盈餘可供分派予股東。

30 DEFERRED TAX

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred tax relates to the same fiscal authority.

The movements in deferred tax assets and liabilities are as follows:

The Group

30 遞延税項

尚有可依法強制執行之權利可將當期税項負債抵銷當期税項資產及當遞延税項與同一財政機關有關，遞延税項資產及負債互相抵銷。

遞延所得税資產及負債變動如下：

本集團

		Accelerated tax depreciation 加速税項折舊 HK$'000 港幣千元	Trademark 商標 HK$'000 港幣千元	Tax losses and others 税項虧損及其他 HK$'000 港幣千元	Total 總計 HK$'000 港幣千元
At 1st April 2006	於二零零六年四月一日	1,142	18,900	(157)	19,885
Charged/(credited) to income statement	於收益表內扣除／(計入)	4,333	–	(2,783)	1,550
Reclassified as held for sale	重新分類為持作出售	(2,399)	–	2,399	–
At 31st March 2007	於二零零七年三月三十一日	3,076	18,900	(541)	21,435
Charged to income statement	於收益表內扣除	223	–	541	764
At 31st March 2008	於二零零八年三月三十一日	3,299	18,900	–	22,199

At the balance sheet date, no deferred tax asset has been recognised in respect of unused tax losses and unrecognised deductible temporary differences of HK$296,326,000 (2007: HK$279,914,000) due to the unpredictability of future profit streams. Included in unrecognised tax losses are losses of HK$22,341,000 (2007: HK$9,161,000) which will gradually expire by 2013. Other tax losses may be carried forward indefinitely.

於結算日，由於未來溢利存有未能預計之因素，並未就未動用税項虧損及未確認可扣減的暫時性差異港幣296,326,000元（二零零七年：港幣279,914,000元）確認遞延税項資產。未確認税項虧損中包括港幣22,341,000元之虧損（二零零七年：港幣9,161,000元）最後將於二零一三年期滿。其他税項虧損可無限期結轉。

31 BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the Group is organised into three divisions. These divisions are the basis on which the Group reports its primary segment information.

Segment information about these businesses is presented below.

Revenue and results

Year ended 31st March 2008

31 業務及地區分類

按業務劃分

按經營管理目的，本集團由以下三個部門組成。此等部門為本集團呈報主要分類資料之基準。

業務分類資料載列如下：

收益及業績

截至二零零八年三月三十一日止年度

		Continuing operations 持續經營業務		Discontinued operations 非持續經營業務	
		Food and beverages 餐飲 HK$'000 港幣千元	Investments in securities 證券投資 HK$'000 港幣千元	Computer and information communication technology 電腦及資訊通訊科技 HK$'000 港幣千元	Total 總計 HK$'000 港幣千元
REVENUE	收益	299,034	12,408	35,287	346,729
RESULTS	業績				
Segment results	分類業績	9,400	4,437	(4)	13,833
Unallocated corporate expenses	未分配公司支出				(4,425)
Unallocated corporate income	未分配公司收入				64
Gain on disposal of discontinued operations	出售非持續經營業務之收益				10,660
Share of results of associates	所佔聯營公司業績	9,631	–	–	9,631
Finance income	財務收入				1,462
Finance costs	財務費用				(2,105)
Profit before taxation	除稅前溢利				29,120
Income tax expenses	所得稅支出				(3,103)
Profit for the year	本年度溢利				26,017

31 BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Business segments (continued)
Revenue and results (continued)
Year ended 31st March 2007

31 業務及地區分類(續)

按業務劃分(續)
收益及業績(續)
截至二零零七年三月三十一日止年度

		Continuing operations 持續經營業務		Discontinued operations 非持續經營業務	
		Food and beverages 餐飲 HK$'000 港幣千元	Investments in securities 證券投資 HK$'000 港幣千元	Computer and information communication technology 電腦及資訊通訊科技 HK$'000 港幣千元	Total 總計 HK$'000 港幣千元
REVENUE	收益	250,072	9,831	491,654	751,557
RESULTS	業績				
Segment results	分類業績	14,909	17,020	10,942	42,871
Unallocated corporate expenses	未分配公司支出				(4,791)
Unallocated corporate ncome	未分配公司收入				1,223
Share of results of assccciates	所佔聯營公司業績	955	–	–	955
Finance income	財務收入				1,383
Finance costs	財務費用				(5,118)
Profit before taxation	除稅前溢利				36,523
Income tax expenses	所得稅支出				(2,862)
Profit for the year	本年度溢利				33,661

The Group had no inter-segment sales for the years ended 31st March 2007 and 2008.

截至二零零七年及二零零八年三月三十一日止年度,本集團並無內部分類銷售。

31 BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

31 業務及地區分類(續)

Business segments (continued)
Assets and liabilities
As at 31st March 2008

按業務劃分(續)
資產及負債
於二零零八年三月三十一日

		Continuing operations 持續經營業務		Discontinued operations 非持續經營業務	
		Food and beverages 餐飲 HK$'000 港幣千元	Investments in securities 證券投資 HK$'000 港幣千元	Computer and information communication technology 電腦及資訊通訊科技 HK$'000 港幣千元	Total 總計 HK$'000 港幣千元
ASSETS	資產				
Segment assets	分類資產	335,409	301,012	–	636,421
Interests in associates	所佔聯營公司之權益	77,963	–	–	77,963
Unallocated corporate assets	未分配公司資產				2,487
Total assets	總資產				716,871
LIABILITIES	負債				
Segment liabilities	分類負債	58,622	19,905	–	78,527
Unallocated corporate liabilities	未分配公司負債				45,292
Total liabilities	總負債				123,819

As at 31st March 2007

於二零零七年三月三十一日

		Continuing operations 持續經營業務		Discontinued operations 非持續經營業務	
		Food and beverages 餐飲 HK$'000 港幣千元	Investments in securities 證券投資 HK$'000 港幣千元	Computer and information communication technology 電腦及資訊通訊科技 HK$'000 港幣千元	Total 總計 HK$'000 港幣千元
ASSETS	資產				
Segment assets	分類資產	318,557	180,097	171,479	670,133
Interests in associates	所佔聯營公司之權益	62,092	–	–	62,092
Unallocated corporate assets	未分配公司資產				16,852
Total assets	總資產				749,077
LIABILITIES	負債				
Segment liabilities	分類負債	47,630	–	105,969	153,599
Unallocated corporate liabilities	未分配公司負債				114,114
Total liabilities	總負債				267,713

31 BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

31 業務及地區分類（續）

Business segments (continued)
Other information
Year ended 31st March 2008

按業務劃分（續）
其他資料
截至二零零八年三月三十一日止年度

		Continuing operations 持續經營業務		Discontinued operations 非持續經營業務	
		Food and beverages 餐飲 HK$'000 港幣千元	Investments in securities 證券投資 HK$'000 港幣千元	Computer and information communication technology 電腦及資訊通訊科技 HK$'000 港幣千元	Total 總計 HK$'000 港幣千元
Capital expenditures	資本開支	**36,402**	**–**	**–**	**36,402**
Depreciation	折舊	**21,987**	**–**	**378**	**22,365**
Impairment loss on available-for-sale investments	可供出售之投資的減值虧損	**–**	**835**	**–**	**835**
Impairment loss on property, plant and equipment	物業、廠房及設備之減值虧損	**3,356**	**–**	**–**	**3,356**
Net loss on disposal/write off of property, plant and equipment	出售／撇銷物業、廠房及設備之虧損淨值	**3,600**	**–**	**–**	**3,600**
Write back of provision for inventories to net realisable value	撥回已撥備存貨至可變現淨值	**–**	**–**	**(2,413)**	**(2,413)**
Provision for impairment of receivables	應收款項減值撥備	**–**	**–**	**121**	**121**
Write off of other receivables	其他應收款項之撇銷	**178**	**–**	**–**	**178**

Year ended 31st March 2007

截至二零零七年三月三十一日止年度

		Continuing operations 持續經營業務		Discontinued operations 非持續經營業務	
		Food and beverages 餐飲 HK$'000 港幣千元	Investments in securities 證券投資 HK$'000 港幣千元	Computer and information communication technology 電腦及資訊通訊科技 HK$'000 港幣千元	Total 總計 HK$'000 港幣千元
Capital expenditures	資本開支	45,656	–	975	46,631
Depreciation	折舊	17,352	–	1,800	19,152
Amortisation of prepaid lease payments	預付租賃款項攤銷	–	–	184	184
Impairment loss on available-for-sale investments	可供出售之投資的減值虧損	–	1,473	–	1,473
Net loss/(gain) on disposal of property, plant and equipment	出售物業、廠房及設備之虧損／（收益）淨值	151	–	(8)	143
Provision for inventories to net realisable value	撥備存貨至可變現淨值	–	–	2,432	2,432
Provision for impairment of receivables	應收款項減值撥備	–	–	180	180

31 BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

31 業務及地區分類(續)

Geographical segments

The Group's operations in food and beverages business are carried out in Hong Kong, Singapore and Mainland China whereas its operations in computer and information communication technology business are carried out in Hong Kong, Mainland China and Thailand. The trading of investments in securities are carried out in Hong Kong. The following is an analysis of the Group's revenue by geographical market:

按地區劃分

本集團經營之餐飲業務於香港、新加坡及中國內地運作。而電腦及資訊通訊科技業務於香港、中國內地及泰國運作。證券投資買賣於香港運作。以下為本集團按地區劃分之收益之分析：

		Revenue by geographical market 按地區市場劃分之收益			
		2008 二零零八年		2007 二零零七年	
		HK$'000 港幣千元	**% 百分率**	HK$'000 港幣千元	% 百分率
Hong Kong	香港	**310,039**	**89**	647,993	86
Singapore	新加坡	**24,723**	**7**	23,642	3
Mainland China	中國內地	**9,741**	**3**	7,158	1
Thailand	泰國	**2,226**	**1**	72,764	10
		346,729	**100**	751,557	100

The following is an analysis of the carrying amounts of segment assets and capital expenditures analysed by geographical area in which the assets are located and capital expenditures are incurred:

下列按資產所在及資本支出地區劃分之分類資產帳面值及資本支出之分析：

		Carrying amounts of segment assets 分類資產帳面值		Capital expenditures 資本支出	
		2008 二零零八年	2007 二零零七年	**2008 二零零八年**	2007 二零零七年
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Hong Kong	香港	**606,152**	594,518	**30,046**	34,300
Singapore	新加坡	**11,208**	8,765	**924**	3,375
Mainland China	中國內地	**19,061**	14,337	**5,432**	8,889
Thailand	泰國	**-**	52,513	**-**	67
		636,421	670,133	**36,402**	46,631

32 EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT

Directors' emoluments

Emoluments paid and payable to the Directors of the Company are as follows:

32 董事及高級管理人員之酬金

董事酬金

已付及應付本公司董事之酬金如下：

2008 二零零八年

		Directors' fees 董事袍金 HK$'000 港幣千元	Salaries and other benefits 薪金及其他福利 HK$'000 港幣千元	Retirement benefit scheme contribution 退休福利計劃供款 HK$'000 港幣千元	Total 總計 HK$'000 港幣千元
Executive Director:	**執行董事：**				
Lily Chow	周莉莉	–	**1,212**	**91**	**1,303**
Chang Wan Lung, Robert	張雲龍	–	**1,382**	**10**	**1,392**
Independent Non-Executive Director:	**獨立非執行董事：**				
Shinichi Yonehara	米原慎一	**120**	–	–	**120**
Wu King Cheong	胡經昌	**120**	–	–	**120**
Kwong Man Sing	鄺文星	**120**	–	–	**120**
		360	**2,594**	**101**	**3,055**

2007 二零零七年

		Directors' fees 董事袍金 HK$'000 港幣千元	Salaries and other benefits 薪金及其他福利 HK$'000 港幣千元	Retirement benefit scheme contribution 退休福利計劃供款 HK$'000 港幣千元	Total 總計 HK$'000 港幣千元
Executive Director:	**執行董事：**				
Lily Chow	周莉莉	–	1,212	91	1,303
Independent Non-Executive Director:	**獨立非執行董事：**				
Shinichi Yonehara	米原慎一	120	–	–	120
Wu King Cheong	胡經昌	120	–	–	120
Kwong Man Sing	鄺文星	120	–	–	120
		360	1,212	91	1,663

32 EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT (continued)

Directors' emoluments (continued)

Apart from the directors' emoluments disclosed above, Dr Chow Yei Ching, Mr Kuok Hoi Sang, Mr Chow Vee Tsung, Oscar and Mr Kan Ka Hon, did not receive directors' emoluments from the Company (2007: Nil) and its subsidiaries.

These Directors are also directors of CIHL, the ultimate holding company, and are remunerated by CIHL in respect of services provided to the CIHL group as a whole, including the Company and its subsidiaries.

Employees' emoluments

The five highest paid individuals included two (2007: one) directors, details of whose emoluments are set out above. The emoluments paid to the remaining three (2007: four) highest paid individuals for both years are as follows:

32 董事及高級管理人員之酬金(續)

董事酬金(續)

除以上披露之董事酬金外，周亦卿博士、郭海生先生、周維正先生及簡嘉翰先生，並無向本公司及其附屬公司收取董事酬金(二零零七年：無)。

同時，該等董事均為最終控股公司其士國際之董事，其士國際亦就其向其士國際集團整體(包括本公司及其附屬公司)提供之服務向其支付報酬。

僱員薪酬

本集團最高薪五名人士包括兩名(二零零七年：一名)董事，彼等之酬金詳情已載列如上。支付予餘下三名(二零零七年：四名)最高薪人士於該兩年度之酬金為：

		2008 **二零零八年** **HK$'000** **港幣千元**	2007 二零零七年 HK$'000 港幣千元
Salaries, allowances and benefits in kind	薪金、津貼及其他福利	**3,225**	4,074
Performance-based bonus	按表現發放之花紅	**584**	697
Contribution to retirement schemes	退休福利計劃供款	**33**	253
		3,842	5,024

The emoluments of the three highest paid individuals fall within the following bands:

該三名最高薪人士可按金額劃分為下列組別：

		2008 **二零零八年**	2007 二零零七年
Nil – HK$1,000,000	無－港幣1,000,000元	**2**	2
HK$1,000,001 – HK$1,500,000	港幣1,000,001元－港幣1,500,000元	**–**	1
HK$2,000,001 – HK$2,500,000	港幣2,000,001元－港幣2,500,000元	**1**	1
		3	4

33 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

33 綜合現金流動表附註

(a) Cash generated from operations

(a) 經營產生之現金

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Profit before taxation	除税前溢利	**18,460**	36,523
Adjustments for:	調整：		
Share of results of associates	所佔聯營公司業績	**(9,631)**	(955)
Interest income from bank deposits	銀行存款利息收入	**(1,462)**	(1,383)
Interest from amount due from an associate	應收聯營公司帳款之利息收入	**(165)**	–
Interest on bank borrowings and overdrafts	銀行借款及透支之利息	**2,105**	5,118
Depreciation	折舊	**22,365**	19,152
Amortisation of prepaid lease payments	預付租賃款項攤銷	**–**	184
Provision for impairment of receivables	應收款項減值撥備	**121**	180
Write off of other receivables	其他應收款項之撇銷	**178**	–
Net loss on disposal/write off of property, plant and equipment	出售／撇銷物業、廠房及設備之虧損淨值	**3,600**	143
(Write back of)/provision for inventories to net realisable value	(撥回撥備)／撥備存貨至可變現淨值	**(2,413)**	2,432
Impairment loss on available-for-sale investments	可供出售之投資的減值虧損	**835**	1,473
Impairment loss on property, plant and equipment	物業、廠房及設備之減值虧損	**3,356**	–
Unrealised gain on derivative financial instruments	衍生財務工具之未變現收益	**(279)**	(1,715)
Loss/(gain) on investments at fair value through profit or loss	於損益帳按公允值處理之投資的虧損／(收益)	**6,075**	(8,828)
Provision for impairment loss on amount due from an associate	應收聯營公司帳款之減值虧損	**–**	280
Increase in fair value of an investment property	投資物業之公允值增加	**(2,000)**	(737)
Reversal of accruals and other payables	應付費用及其他應付款項撥回	**(1,860)**	(3,663)
Operating cash flows before movements in working capital	營運資金變動前之經營現金流量	**39,285**	48,204
Changes in working capital	營運資金變動		
Decrease in inventories	存貨減少	**2,455**	8,608
Decrease/(increase) in debtors, deposits and prepayments	應收帳款、存出按金及預付款項減少／(增加)	**5,598**	(63)
Decrease in investments at fair value through profit or loss	於損益帳按公允值處理之投資減少	**9,186**	18,233
(Increase)/decrease in amounts due from customers for contract work	就合約工程應向客戶收取之款項(增加)／減少	**(48)**	192
Increase in creditors, deposits and accruals	應付帳款、存入按金及應付費用增加	**18,088**	38,152
Decrease in amounts due to customers for contract work	就合約工程應向客戶支付之款項減少	**–**	(219)
Increase/(decrease) in deferred income	遞延收入增加／(減少)	**1,586**	(2,490)
(Decrease)/increase in amount due to ultimate holding company	應付最終控股公司之帳款(減少)／增加	**(321)**	3,160
Increase in amounts due to associates	應付聯營公司帳款增加	**2,616**	–
		78,445	113,777

33 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

33 綜合現金流動表附註(續)

(b) Net cash inflow in respect of the disposal of subsidiaries

(b) 出售附屬公司所引致之現金流入淨額

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Cash consideration received	已收取之現金代價	**55,572**	–
Less: Net assets disposed of:	減:出售項目之資產淨值:		
Investment properties	投資物業	**7,950**	–
Property, plant and equipment	物業、廠房及設備	**12,448**	–
Prepaid lease payments	預付租賃款項	**2,014**	–
Inventories	存貨	**47,288**	–
Debtors, deposits and prepayments	應收帳款、存出按金及預付款項	**58,138**	–
Income tax recoverable	可取回所得税	**531**	–
Derivative financial instruments	衍生財務工具	**2,026**	–
Bank balances and cash equivalents	銀行結餘及現金等值	**15,541**	–
Other assets	其他資產	**198**	–
Creditors, bills payables, deposits and accruals	應付帳款、應付票據、存入按金及應付費用	**(78,267)**	–
Deferred income	遞延收入	**(16,208)**	–
Provision for taxation	課税準備	**(910)**	–
Other liabilities	其他負債	**(45)**	–
Minority interests	少數股東權益	**(200)**	–
		50,504	–
Realisation of exchange fluctuation reserve	變現匯兑浮動儲備	**7,253**	–
Professional fee	專業費用	**(1,661)**	–
Gain on disposal of interests in subsidiaries	出售附屬公司權益之收益	**10,660**	–

Analysis of the net cash inflow in respect of the disposal of subsidiaries:

出售附屬公司所引致之現金流入淨額之分析:

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Cash consideration received	已收取之現金代價	**55,572**	–
Less: Bank balances and cash disposed of	減:出售銀行結存及現金	**(15,541)**	–
Professional fee	專業費用	**(1,661)**	–
Net cash inflow in respect of the disposal of subsidiaries	出售附屬公司所引致之現金流入淨額	**38,370**	–

34 CONTINGENT LIABILITIES

At the balance sheet date, the Company had contingent liabilities in respect of guarantees issued for banking facilities of amount up to HK$20,987,000 (2007: HK$155,419,000) granted to wholly-owned subsidiaries of the Company.

34 或然負債

於結算日，本公司已就本公司之全資附屬公司獲授予多達港幣20,987,000元（二零零七年：港幣155,419,000元）之銀行融資提供擔保而擁有或然負債。

35 CAPITAL COMMITMENT

At 31st March 2008, the Group has committed to acquiring the remaining 51% of the issued share capital of its associated company, SEL from Sinochina Pacific Limited, an independent third party. After that acquisition, SEL will become a wholly-owned subsidiary of the Group. The consideration is based on the forthcoming financial results of SEL and its subsidiaries and associates for the year ending 31st December 2008. The total consideration to acquire the 100% of the issued share capital of SEL (including HK$63,829,000 paid in respect of the 49% already acquired) shall not exceed HK$200 million.

35 資本承擔

於二零零八年三月三十一日，本集團已承諾向一名獨立第三方Sinochina Pacific Limited收購餘下其聯營公司SEL 51%之已發行股本。收購完成後，SEL將成為本集團全資附屬公司。收購代價乃根據SEL及其附屬公司及聯營公司截至二零零八年十二月三十一日止年度之未來業績表現而釐定。購買SEL 100%之已發行股本之總代價（包括已完成收購SEL 49%之已發行股本之購買價格為港幣63,829,000元）將不超過港幣200,000,000元。

36 OPERATING LEASES

The Group as lessee

The Group had commitment for future minimum lease payments under non-cancellable operating leases in respect of renting of premises which fall due as follows:

36 經營租賃

本集團作為承租人

根據於下列期間約滿租賃物業之不可撤銷營業性租約，本集團承諾支付未來最低租金如下：

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Within one year	於一年內	**82,085**	58,249
In the second to fifth year inclusive	第二至五年內	**97,950**	55,228
Over five years	五年以上	**3,991**	–
		184,026	113,477

The above lease commitments only include commitments for basic rentals, and do not include commitments for additional rental payable (contingent rents), if any, which are to be determined generally by applying pre-determined percentages to future sales less the basic rentals of the respective leases, as it is not possible to determine in advance the amount of such additional rentals.

上述租賃承擔僅包括基本租金承擔，並不包括額外應付租金（或然租金）（如有）之承擔，該等額外租金一般應用未來銷售之預設百分比減各租賃之基本租金釐定，因此不可能事先釐定額外租金之款額。

36 OPERATING LEASES (continued)

The Group as lessor

At the balance sheet date, the Group's investment property and coffee machines were rented out under operating leases. They were leased out for periods ranging from two to three years. The future minimum lease payments receivable by the Group under non-cancellable operating leases for each of the following periods are as follows:

36 經營租賃(續)

本集團作為出租人

於結算日,本集團所有投資物業及咖啡機以經營性租約出租,為期二至三年。根據不可撤銷之營業性租約,本集團於下列期間可收取之日後最低租賃款項如下:

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Within one year	於一年內	**783**	461
In the second to fifth year inclusive	第二至五年內	**483**	422
		1,266	883

37 SHARE OPTION SCHEMES

The Company's share option scheme (the "Scheme") was adopted by the shareholders pursuant to a resolution passed on 20th September 2002 for the primary purpose of providing the participants with the opportunity to acquire proprietary interests in the Company and to encourage participants to work towards enhancing the value of the Company and its shares for the benefit of the Company and its shareholders as a whole. The Scheme will expire on 19th September 2012.

The total number of shares in respect of which options may be granted under the Scheme and any other schemes is not permitted to exceed 10% of the shares of the Company in issue at the date of shareholders' approval of the Scheme (the "Scheme Mandate Limit") or, if such 10% limit is refreshed, at the date of shareholders' approval of the renewal of the Scheme Mandate Limit. The maximum aggregate number of shares which may be issued upon the exercise of all outstanding options granted and yet to be exercised under the Scheme and any other share option schemes, must not exceed 30% of the total number of shares of the Company in issue from time to time. The number of shares in respect of which options may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company then in issue, without prior approval from the Company's and CIHL's shareholders. Each grant of options to any director, chief executive or substantial shareholder must be approved by independent non-executive directors of the Company and CIHL. Where any grant of options to a substantial shareholder or an independent non-executive director or any of their respective associates would result in the shares of the Company issued and to be issued upon exercise of options already granted and to be granted in excess of 0.1% of the Company's issued share capital and with a value in excess of HK$5,000,000 in the 12-month period up to the date of such grant must be approved in advance by the Company's and CIHL's shareholders.

37 購股權計劃

本公司之購股權計劃(「該計劃」)根據二零零二年九月二十日通過之決議案獲股東採納,主要目的乃讓參與者有機會適量購入本公司之權益,並鼓勵參與者朝著提高本公司及其股份之價值的方向努力,從而令本公司及其股東均能受惠。該計劃將於二零一二年九月十九日屆滿。

根據該計劃或其他計劃所授出之購股權的股份總數不得超越本公司已發行股份於股東批准該計劃當日的10%(「計劃授權限額」),或於股東批准該計劃授權限額日期就該10%限額作出更新後之限額。因已授出但尚未行使之購股權獲全數行使而發行之最多股份總數,不得超過本公司不時已發行之股份30%。未經本公司及其士國際股東之事先批准,於任何一個年度授予任何個別人士之購股權股份數目不得超越當時本公司已發行之股份1%。授予任何董事、行政總裁或主要股東之每一項購股權均要經本公司及其士國際之獨立非執行董事批准。倘若向主要股東或獨立非執行董事或彼等各自任何聯繫人士授出之購股權,會導致直至授出日期止十二個月內期間因行使已獲授或將獲授之購股權而發行及將予發行之本公司股份超越本公司之已發行股本0.1%及總值則超越港幣5,000,000元,此購股權須獲本公司及其士國際之股東事先批准。

37 SHARE OPTION SCHEMES (continued)

Options granted must be taken up within 30 days from the date of grant, upon payment of HK$1 per grant. An option may be exercised in accordance with the terms of the Scheme at any time during the effective period of the Scheme to be notified by the Board of Directors which shall not be later than 10 years from the date of grant. The exercise price is determined by the Directors of the Company, and will not be less than the highest of the closing price of the Company's share on the date of grant, the average closing price of the share on the Stock Exchange for the five business days immediately preceding the date of grant, and the nominal value.

No options have been granted under the Scheme during the year (2007: Nil).

38 RETIREMENT BENEFITS

The Group has established various retirement benefit schemes for the benefit of its staff in Hong Kong and overseas. In Hong Kong, the Group participates in both a defined contribution scheme which is registered under the Occupational Retirement Scheme Ordinance (the "ORSO Scheme") and a Mandatory Provident Fund Scheme (the "MPF Scheme") established under the Mandatory Provident Fund Ordinance in December 2000. The assets of the schemes are held separately from those of the Group, in funds under the control of trustees. Employees who were members of the ORSO Scheme prior to the establishment of the MPF Scheme were offered a choice of staying within the ORSO Scheme or switching to the MPF Scheme, whereas all new employees joining the Group on or after 1st December 2000 are required to join the MPF Scheme.

For members of the MPF Scheme, the Group contributes 5% of the relevant payroll costs at a maximum of HK$1,000 per employee per month to the Scheme. The ORSO Scheme is funded by monthly contributions from both employees and the Group at rates ranging from 5% to 7.5% of the employee's basic salary, depending on the length of service with the Group.

The Group's subsidiaries in the Mainland China contribute 42% to 45% of the basic salaries of their employees to retirement schemes operated by municipal governments. Under the schemes, the employees also contribute 18% to 21% of their basic salaries.

The Group's subsidiary in the Singapore contributes 5% to 15% of the basic salaries of their employees to retirement schemes operated by local government. Under the schemes, the employees also contribute 5% to 20% of their basic salaries.

37 購股權計劃(續)

獲授人須於授出日期起計三十日內就每項購股權支付港幣1元以接納獲授予之購股權。購股權可根據該計劃條款於該計劃之有效期限內任何時間行使，董事會將就有效期限作出知會，有關期限不得遲於授出日期起計十年。行使價則由本公司之董事作出決定，將不少於本公司股份於授出日期在聯交所的收市價、本公司股份於緊接授出日期前五個交易日在聯交所的平均收市價及本公司股份之面值，以較高者為準。

本年度內並無根據該計劃授出購股權(二零零七年：無)。

38 退休福利

本集團為其香港及海外僱員設立多項退休福利計劃。於香港，集團現有屬界定供款之按《職業退休計劃條例》註冊之職業退休計劃(簡稱「公積金計劃」)及於二零零零年十二月按《強制性公積金條例》設立之強制性公積金計劃(簡稱「強積金計劃」)。計劃資產從集團資產分離，並由信託公司管理。公積金計劃成員於強積金計劃實行時曾有一次選擇權，選擇繼續為公積金計劃成員或參與強積金計劃。所有於二零零零年十二月一日或以後入職之新僱員，則需參與強積金計劃。

以強積金計劃成員身份，本集團的供款額均按僱員有關入息的5%及每月上限為港幣1,000元計算。按公積金計劃，僱員及本集團按僱員底薪的5%至7.5%為供款額，視乎僱員年資而訂。

本集團於中國內地之附屬公司向市政府營運之退休計劃作出供款，供款額為其僱員底薪之42%至45%。根據有關計劃，僱員亦須作出佔其底薪18%至21%之供款。

本集團於新加坡之附屬公司向由當地政府營運之退休計劃作出供款，供款額為其僱員底薪之5%至15%。根據有關計劃，僱員亦須作出佔其底薪5%至20%之供款。

38 RETIREMENT BENEFITS (continued)

Where there are employees who leave the ORSO Scheme prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions. At 31st March 2008, the total amount of forfeited contributions, which arose upon employees leaving the ORSO Scheme and which are available to reduce the contributions payable in future years, was nil (2007: HK$60,000). The amount of forfeited contributions utilised in this manner during the year was HK$60,000 (2007: HK$301,000). At 31st March 2008, contributions of HK$91,000 (2007: HK$164,000) due in respect of the reporting period were paid over to the ORSO Scheme in April 2008.

38 退休福利(續)

公積金計劃成員於離職時因年資關係不獲歸屬之結餘部份,可作為本集團扣減僱主供款之用。於二零零八年三月三十一日,因公積金計劃成員離職所產生且可用作扣減未來年度應付供款之沒收供款總額為港幣零元(二零零七年:港幣60,000元)。於本年度扣減之數目為港幣60,000元(二零零七年:港幣301,000元)。於二零零八年三月三十一日,記錄期間之應付供款港幣91,000元(二零零七年:港幣164,000元)已於二零零八年四月向公積金計劃付訖。

39 RELATED PARTY TRANSACTIONS

Details of the material transactions entered into during the year with related parties are as follows:

39 有關連人士交易

年內,與有關連人士訂立之重大交易詳情如下:

(a) Transactions/balances with related parties – The Group

(a) 與有關連人士之交易/結餘 —本集團

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Transactions with related parties	有關連人士之交易		
Purchase of inventories from an associate	自一間聯營公司購買存貨	**11,564**	-
Purchase of property, plant and equipment from a fellow subsidiary	自一間同系附屬公司購買物業、廠房及設備	**584**	-
Management fee paid to a fellow subsidiary	向一間同系附屬公司支付管理費用	**800**	3,569
Rental income from an associate	自一間聯營公司之租金收入	**342**	-
Interest from amount due from an associate	應收一間聯營公司款項之利息收入	**165**	-
Balances with related parties	與有關連人士之結餘		
Amount due from an associate	應收一間聯營公司帳款	**4,100**	-
Amount due to ultimate holding company	應付最終控股公司帳款	**(1,783)**	(2,104)
Amounts due to associates	應付聯營公司帳款	**(2,616)**	-

The remuneration of the Directors and other members of key management during the year were disclosed in note 32.

於本年度內,各董事及管理層其他主要成員之酬金已於附註32中披露。

The disposal of the Group's operations relating to computer and information communication technology to its ultimate holding company was disclosed in note 33(b).

向本集團最終控股公司出售本集團與電腦及資訊通訊科技業務有關之營運已於附註33(b)中披露。

39 RELATED PARTY TRANSACTIONS (continued) 39 有關連人士交易（續）

(b) Transactions/balances with related parties – The Company (b) 與有關連人士之交易／結餘－本公司

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Transactions with related parties	與有關連人士之交易		
Management fee charged to subsidiaries	收取附屬公司之管理費	**4,301**	7,782
Provision for impairment during the year	年內減值撥備	**35,435**	10,209
Balances with related parties	與有關連人士之結餘		
Amounts due from subsidiaries	應收附屬公司帳款	**498,465**	274,916
Amount due from an associate	應收一間聯營公司帳款	**4,100**	–
Amount due to ultimate holding company	應付最終控股公司帳款	**(955)**	(1,404)
Amount due to a subsidiary	應付一間附屬公司帳款	**(2,291)**	(43,918)

40 PRINCIPAL SUBSIDIARIES 40 主要附屬公司

Name of company 公司名稱	Place or country of incorporation or registration/operation 註冊／營業地點或國家	Class of shares 股份類別	Issued and paid up share capital/registered capital 已發行及繳足股本／註冊股本	Number of shares 股份數目	Effective percentage of issued share capital/registered capital held by the Company 本公司持有已發行股本或註冊股本權益 Directly 直接 % 百分率	Indirectly 間接 % 百分率	Principal activities 主要業務
Chevalier (Biotech) Limited 其士(生化科研)有限公司	Hong Kong 香港	Ordinary 普通	HK$2 2港元	2	–	100	Investment holding 投資控股
Chevalier Pacific Limited 其士泛亞有限公司	Hong Kong 香港	Ordinary 普通	HK$200,000,000 200,000,000港元	200,000,000	–	100	Investment holding 投資控股
Chevalier Pacific Catering Management (Beijing) Company Limited (note) 其士太平洋餐飲管理(北京)有限公司(附註)	Mainland China 中國內地	Not applicable 不適用	US$434,000 434,000美元	Not applicable 不適用	–	100	Operation of coffee shops 經營咖啡店
Pacific Coffee Company Limited	Hong Kong 香港	Ordinary 普通	HK$77,355 77,355港元	77,355	–	100	Trading of coffee products, operation of coffee shops and provision of maintenance services 咖啡產品貿易、經營咖啡店及提供維修保養服務

40 PRINCIPAL SUBSIDIARIES (continued)

40 主要附屬公司(續)

Name of company 公司名稱	Place or country of incorporation or registration/ operation 註冊/營業地點或國家	Class of shares 股份類別	Issued and paid up share capital/ registered capital 已發行及繳足股本/註冊股本	Number of shares 股份數目	Effective percentage of issued share capital/ registered capital held by the Company 本公司持有已發行股本或註冊股本權益 Directly 直接 % 百分率	Indirectly 間接 % 百分率	Principal activities 主要業務
Pacific Coffee Company (S) Pte Ltd	Singapore 新加坡	Ordinary 普通	S$100,000 100,000新加坡元	100,000	–	100	Operation of coffee shops 經營咖啡店
Pacific Coffee (Holdings) Limited	British Virgin Islands 英屬處女群島	Ordinary 普通	US$40,034 40,034美元	400,337	–	100	Investment holding 投資控股
PCC Investment Limited	Hong Kong 香港	Ordinary 普通	HK$2 2港元	2	–	100	Operation of coffee shops 經營咖啡店
PCC Investment (II) Limited	Hong Kong 香港	Ordinary 普通	HK$2 2港元	2	–	100	Operation of coffee shops 經營咖啡店
其士餐飲管理(上海)有限公司 (note)(附註)	Mainland China 中國內地	Not applicable 不適用	US$140,000 140,000美元	Not applicable 不適用	–	100	Operation of coffee shops 經營咖啡店

Note:

Established in Mainland China as wholly foreign owned enterprises.

附註:

以外資全資企業於中國內地成立。

41 COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

41 比較數字

若干比較數字已重列以符合本年度之呈列。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chevalier Pacific Holdings Limited, you should at once hand this circular and the enclosed proxy form to the purchaser or transferee or to the bank, stockbroker or other agents through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHEVALIER

CHEVALIER PACIFIC HOLDINGS LIMITED

其士泛亞控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 508)

Executive Directors
CHOW Yei Ching *(Chairman)*
CHOW Vee Tsung, Oscar *(Managing Director)*
KUOK Hoi Sang
Lily CHOW
CHANG Wan Lung, Robert
HO Sai Hou

Independent Non-Executive Directors
Shinichi YONEHARA
WU King Cheong
LEUNG Kwong Kin
LAU Kai Shu, Frank

Registered Office
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Principal Place of Business
22nd Floor
Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay
Hong Kong

30th July, 2008

To the Shareholders

Dear Sir/Madam,

PROPOSALS RELATING TO RE-ELECTION OF RETIRING DIRECTORS GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The Directors wish to seek the approval of shareholders to re-elect the retiring directors, to obtain general mandates to the Directors of the Company to issue and repurchase shares of HK$0.5 each in the share capital of the Company (the "Share(s)").

This circular is to provide the shareholders with all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the resolutions as mentioned herein and which, inter alia, will be dealt with at the annual general meeting of the Company to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 26th September, 2008 at 10:00 a.m. (the "2008 Annual General Meeting").

* *For identification purpose only*

RE-ELECTION OF RETIRING DIRECTORS

In accordance with Bye-law 95 and 115 of the Bye-laws of the Company, Mr HO Sai Hou who was appointed as an Executive Director, and Messrs LEUNG Kwong Kin and LAU Kai Shu, Frank, who were appointed as Independent Non-Executive Directors, all of them, on 1st April, 2008, will hold office until the 2008 Annual General Meeting and shall then be eligible for re-election at the meeting. Ordinary Resolution will therefore be proposed at the 2008 Annual General Meeting to re-elect Messrs HO, LEUNG and LAU as Directors of the Company. In accordance with Bye-law 112 of the Bye-laws of the Company, Mr CHOW Vee Tsung, Oscar, who has been longest in office since his last election, will retire by rotation at the 2008 Annual General Meeting and being eligible, offer himself for re-election. Ordinary Resolution will therefore be proposed at the 2008 Annual General Meeting to re-elect Mr CHOW as Director of the Company. Pursuant to Rule 13.74 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules"), the details of such Directors are set out below:–

1. **Mr HO Sai Hou**, aged 42, was appointed as an Executive Director and Company Secretary on 1st April, 2008 and is also an Executive Director and Company Secretary of Chevalier International Holdings Limited ("CIHL") (Stock Code: 025), a public company listed on the Stock Exchange and a substantial shareholder of the Company. He joined Chevalier Group in 2005 and is also a director of certain companies of the Group and CIHL Group. He is responsible for management of Chevalier Group's accounting and treasury, corporate finance and company secretarial activities. He is an associate member of the Hong Kong Institute of Certified Public Accountants and a fellow of the Association of Chartered Certified Accountants. Mr Ho holds a Bachelor of Social Sciences Degree in Accounting from The University of Hong Kong and completed his EMBA with The China Europe International Business School in 2007. Previously, Mr Ho was the Chief Financial Officer and an executive director of Van Shung Chong Holdings Limited (Stock Code: 1001).

   Save as disclosed above and as at 24th July, 2008, being the latest practicable date prior to the printing of this circular (the "Latest Practicable Date"), Mr Ho has not held any directorship in any listed public companies in the last three years and does not hold any position in any member of the Group nor does he have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company or its respective associates. He does not have any interests in the shares of the Company or its respective associates which are required to be disclosed under Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "SFO"). There is neither any service contract between the Company and Mr Ho nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr Ho is subject to retirement by rotation at least once every three years at the annual general meeting of the Company since last re-election in accordance with the Company's Bye-laws. No director's annual emoluments were paid to Mr Ho during the year ended 31st March, 2008. Mr Ho's 2008/09 annual emoluments will be determined by the Remuneration Committee of the Board with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

2. **Mr LEUNG Kwong Kin** *J.P.*, aged 62, was appointed as an Independent Non-Executive Director, chairman of the Audit Committee and a member of the Remuneration Committee of the Company on 1st April, 2008. He is a senior practicing director of Wong Lam Leung & Kwok C.P.A. Limited. He is a fellow of the Association of Chartered Certified Accountants, the Hong Kong Institute of Certified Public Accountants and the Association of International Accountants. Mr Leung is also an associate of the Institute of Chartered Accountants in England & Wales, the Taxation Institute of Hong Kong, the member of the Macau Society of Certified Practising Accountants, the Society of Chinese Accountants & Auditors, the Chartered Management Institute and the International Institute of Management. Mr Leung holds a Master of Business Administration Degree from the University of East Asia, Macau (now known as "the University of Macau") and is an Independent Non-Executive Director of E. Bon Holdings Limited (Stock Code: 599) which is listed on the Stock Exchange.

   Save as disclosed above and as at the Latest Practicable Date, Mr Leung has not held any directorship in any listed public companies in the last three years and does not hold any position in any member of the Group nor does he have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company or its respective associates. He does not have any interests in the shares of the Company which are required to be disclosed under Part XV of the SFO. There is neither any service contract between the Company and Mr Leung nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr Leung is subject to retirement by rotation at least once every three years at the annual general meeting of the Company since last re-election in accordance with the Company's Bye-laws. Mr Leung is entitled to an annual emoluments of HK$120,000 which is determined by the Remuneration Committee of the Board with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

3. **Mr LAU Kai Shu, Frank**, aged 65, was appointed as an Independent Non-Executive Director, member of the Audit Committee and member of the Remuneration Committee of the Company on 1st April, 2008. He is currently an adviser of Shanghai Commercial Bank Limited. He was Director and General Manager, Alternate Chief Executive of the Bank until he retired in July 2004. He possesses extensive knowledge and experience in the banking industry.

   Save as disclosed above and as at the Latest Practicable Date, Mr Lau has not held any directorship in any listed public companies in the last three years and does not hold any position in any member of the Group nor does he have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company or its respective associates. He does not have any interests in the shares of the Company which are required to be disclosed under Part XV of the SFO. There is neither any service contract between the Company and Mr Lau nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr Lau is subject to retirement by rotation at least once every three years at the annual general meeting of the Company since last re-election in accordance with the Company's Bye-laws. Mr Lau is entitled to an annual emoluments of HK$120,000 which is determined by the Remuneration Committee of the Board with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

4. **Mr CHOW Vee Tsung, Oscar**, Managing Director, aged 34, joined Chevalier Group in 2000 and is an Executive Director of CIHL (Stock Code: 025), a public company listed on the Stock Exchange and a substantial shareholder of the Company. Mr Chow holds a degree in Master of Engineering from the University of Oxford, U.K. He is currently a General Committee Member and Chairman of the Environment Committee of the Hong Kong General Chamber of Commerce, a General Committee Member of the Chinese Manufacturers' Association of Hong Kong and the Chamber of Hong Kong Listed Companies. He is also a Council Member of the Hong Kong Productivity Council and a General Committee member of the Infrastructure Development Advisory Committee of Hong Kong Trade Development Council. Mr Chow is a member of the Committee Member of the Chinese People's Political Consultative Conference, Shanghai. He is the son of Dr Chow Yei Ching, the Chairman of the Company and the Chairman and Managing Director of CIHL and is also a brother of Ms Lily Chow, an Executive Director of the Company.

   Save as disclosed above and as at the Latest Practicable Date, Mr Chow has not held any directorship in any listed public companies in the last three years and does not hold any position in any member of the Group nor does he have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company or its respective associates. He does not have any interests in the shares of the Company which are required to be disclosed under Part XV of the SFO. There is neither any service contract between the Company and Mr Chow nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr Chow is subject to retirement by rotation at least once every three years at the annual general meeting of the Company since last re-election in accordance with the Company's Bye-laws. No director's annual emoluments were paid to Mr Chow during the year ended 31st March, 2008. Mr Chow's 2008/09 annual emoluments will be determined by the Remuneration Committee of the Board with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

In relation to the re-election of the above Directors, there is no information to be disclosed pursuant to any of the requirements under rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, nor are there any other matters concerning them that need to be brought to the attention of the shareholders of the Company.

SHARE ISSUE MANDATE

Resolution 5 to be proposed at the 2008 Annual General Meeting ("Resolution 5") relates to the granting of a general mandate which will empower the Directors of the Company to issue new Shares not exceeding 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of the resolution (including making and granting offers, agreements and options which would or might require Shares to be issued, allotted or disposed of) during the period up to the next annual general meeting of the Company, or at the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or on revocation of Resolution 5 by an ordinary resolution of the shareholders at general meeting, whichever is the earliest.

As at the Latest Practicable Date, there were 215,540,017 Shares in issue. Therefore, subject to the passing of the proposed Resolution 5 at the 2008 Annual General Meeting and on the assumption that no additional Shares will be issued and that prior to the date of the proposed resolution, no Share will be repurchased by the Company, the Company would be allowed under the mandate to issue a maximum of 43,108,003 Shares.

REPURCHASE OF SHARES

The Company is allowed by its Memorandum of Association and Bye-laws and the applicable laws and regulations of Bermuda to repurchase its own Shares. Its Bye-laws also allow it to provide financial assistance for the purpose of purchasing its own Shares.

Resolution 6 to be proposed at the 2008 Annual General Meeting ("Resolution 6") relates to the granting of a general mandate to the Directors of the Company to repurchase, on the Stock Exchange, the Shares up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the proposed resolution ("the Repurchase Proposal").

The Shares to be purchased by the Company are fully paid-up. As at the Latest Practicable Date, there were 215,540,017 Shares in issue. Therefore, subject to the passing of the proposed Resolution 6 at the 2008 Annual General Meeting and on the assumption that no additional Shares will be issued and that prior to the date of the proposed resolution, no Share will be repurchased by the Company, the Company would be allowed under the mandate to repurchase a maximum of 21,554,001 Shares.

REASONS FOR REPURCHASE

The Directors of the Company believe that the Repurchase Proposal is in the interests of the Company and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and there have been occasions when the Shares were trading at a substantial discount to their underlying net asset value. Repurchases of the Shares may enhance the Company's net asset value per Share and earnings per Share. In these circumstances, the ability of the Company to repurchase the Shares can be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of the Shares repurchased by the Company. Furthermore, exercise of the mandate granted under the Repurchase Proposal by the Directors of the Company would increase the trading volume of the Shares on the Stock Exchange.

The Directors of the Company do not expect there to be any material adverse impact on the working capital or gearing position of the Company, as compared with the position disclosed in the latest audited financial statements of the Company for the year ended 31st March, 2008, as a result of repurchases made under the Repurchase Proposal even if the mandate is exercised in full. However, no purchase would be made in circumstances that would have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors of the Company consider that such purchases would be in the best interests of the Company notwithstanding such material adverse impact.

FUNDING OF REPURCHASES

In repurchasing the Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-laws and the applicable laws and regulations of Bermuda which provide that the Shares may be repurchased out of the profits of the Company and/or out of the proceeds of a fresh issue of the Shares made for this purpose and/or even out of the capital paid up on the repurchased Shares.

DISCLOSURE OF INTERESTS

The Directors of the Company have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed Resolution 6 in accordance with the Listing Rules and all applicable laws of Bermuda.

None of the Directors of the Company nor, to the best of their knowledge having made all reasonable enquiries, any of their associates presently intend to sell the Shares to the Company under the Repurchase Proposal in the event that the Repurchase Proposal is approved by the shareholders at the 2008 Annual General Meeting.

Meanwhile, the Company has not been notified by any connected persons of the Company that they have a present intention to sell any Shares, or that they have undertaken not to sell any Shares held by them to the Company, in the event that the Repurchase Proposal is approved by the shareholders at the 2008 Annual General Meeting.

If, on the exercise of the powers granted under the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of rule 32 of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). As a result, a shareholder or a group of shareholders acting in concert (within the meaning under the Takeovers Code), depending on the level of such increase, may obtain or consolidate control of the Company and thereby obliged to make a mandatory general offer in accordance with rule 26 of the Takeovers Code.

As at the Latest Practicable Date and insofar the Directors of the Company are aware of, the substantial shareholders of the Company are as follows:–

Name of Substantial Shareholder	Capacity	Number of Shares held (Long Position)	% of Issued Share Capital at present (%)	% of Issued Share Capital if power is exercised in full to repurchase Shares (%)
CHOW Yei Ching	Beneficial owner	121,326,933 *(Note 1)*	56.29	62.54
MIYAKAWA Michiko	Beneficial owner	121,326,933 *(Note 2)*	56.29	62.54
Chevalier International Holdings Limited	Beneficial owner	121,326,933	56.29	62.54
Chen Wai Wai, Vivien	Beneficial owner	18,800,000 *(Note 3)*	8.72	9.69
Crosby Investment Holdings Inc.	Interest of controlled corporation	18,800,000 *(Note 3)*	8.72	9.69
Nan Fung Resources Limited	Interest of controlled corporation	18,800,000 *(Note 3)*	8.72	9.69
Gentfull Investment Limited	Beneficial owner	18,800,000 *(Note 3)*	8.72	9.69

Notes:

(1) Under the SFO, these Shares were held by Dr Chow Yei Ching as corporate interest in which Dr Chow was deemed to be interested.

(2) Under Part XV of the SFO, Ms Miyakawa Michiko, the spouse of Dr Chow, was deemed to be interested in the same parcel of 121,326,933 Shares held by Dr Chow.

(3) Ms Chen Wai Wai, Vivien, Crosby Investment Holdings Inc., Nan Fung Resources Limited are taken to be interested in 18,800,000 Shares which were held by Gentfull Investment Limited. Gentfull Investment Limited is wholly owned by Nan Fung Resources Limited and in turn wholly owned by Crosby Investment Holdings Inc. which is 100% owned by Ms Chen Wai Wai, Vivien.

In the event that the Directors of the Company shall exercise in full such powers under the Repurchase Proposal and on the basis that there is no other change in the then issued share capital of the Company, the interest of the above substantial shareholders would be increased to approximately the percentage shown in the last column above. The Directors of the Company consider that such increase would not give rise to an obligation to make a mandatory offer under rule 26 of the Takeovers Code. The number of Shares held by the public would not fall below 25% of the issued share capital of the Company.

SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous twelve months prior to the Latest Practicable Date were as follows:–

	Highest *HK$*	**Lowest** *HK$*
July 2007	6.20	4.66
August 2007	5.00	3.98
September 2007	4.44	3.90
October 2007	4.38	2.50
November 2007	4.05	3.06
December 2007	4.10	3.41
January 2008	3.83	2.65
February 2008	3.17	2.80
March 2008	2.63	1.82
April 2008	2.15	1.90
May 2008	2.13	1.75
June 2008	1.83	1.35
July 2008 (up to the Latest Practicable Date)	1.60	1.40

REPURCHASE OF SHARES MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

EXTENSION OF SHARE ISSUE MANDATE

Resolution 7 to be proposed at the 2008 Annual General Meeting ("Resolution 7") relates to the extension of the 20 per cent general mandate to be granted. Subject to the passing at the 2008 Annual General Meeting of Resolution 5, Resolution 6 and Resolution 7, the Directors of the Company will be given a general mandate to add all those number of Shares which may from time to time be purchased under the Repurchase Proposal to the 20 per cent general mandate, thus, the limit of the share issue mandate would include, in addition to the 20 per cent limit as aforesaid, the number of Shares repurchased under the Repurchase Proposal.

2008 ANNUAL GENERAL MEETING

The notice convening the 2008 Annual General Meeting is set out on pages 7 to 8 of this circular.

A form of proxy for use at the 2008 Annual General Meeting is being sent to the shareholders together with this circular. Whether or not you are able to attend the meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's Branch Share Registrars in Hong Kong, Tricor Standard Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding the meeting or any adjourned meeting. Completion and delivery of the form of proxy will not preclude you from attending and voting at the 2008 Annual General Meeting if you so wish.

PROCEDURES BY WHICH SHAREHOLDERS MAY DEMAND POLL

Pursuant to Bye-law 76 of the Bye-law of the Company, a resolution put to vote at a general meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:–

(i) the chairman of the meeting; or

(ii) at least three shareholders present in person or by proxy or by representative for the time being entitled to vote at the meeting; or

(iii) any shareholder or shareholders present in person or by proxy or by representative and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(iv) any shareholder or shareholders present in person or by proxy or by representative and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

If a poll is demanded otherwise than on the election of a chairman of the meeting or on any question of adjournment, it shall be taken in such manner at such time and place, not being more than 30 days from the date of the meeting or adjourned meeting at which the poll was demanded, as the chairman of the meeting directs. No notice needs to be given of a poll not taken immediately. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn.

Unless a poll is so demanded and the demand is not withdrawn, a declaration of the result on a show of hands by the chairman of the meeting and an entry to that effect in the minutes book shall be conclusive evidence of the voting result.

RECOMMENDATION

The Directors consider that the re-election of the retiring Directors, the Share Issue Mandate, the Repurchase Proposal and the Extension of Share Issue Mandate are in the best interests of the Company and its shareholders and accordingly recommend all the shareholders to vote in favour of the relevant resolutions to be proposed at the 2008 Annual General Meeting.

Yours faithfully
For and on behalf of the Board
Chevalier Pacific Holdings Limited
CHOW Yei Ching
Chairman

CHEVALIER PACIFIC HOLDINGS LIMITED
其士泛亞控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 508)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 26th September, 2008 at 10:00 a.m. for the following purposes:–

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2008.

2. To declare a final dividend.

3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.

4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:–

ORDINARY RESOLUTIONS

5. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of subscription rights under any share option scheme of the Company or (iii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution and Resolution 6:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

* *For identification purpose only*

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 5(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

7. "**THAT** the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 6, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

By Order of the Board
HO Sai Hou
Company Secretary

Hong Kong, 30th July, 2008

Principal Place of Business:
22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay, Hong Kong

Registered Office:
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Notes:

(a) A member entitled to attend and vote at the meeting convened by this notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, TRICOR STANDARD LIMITED at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) An explanatory statement regarding the proposals of re-electing the retiring Director of the Company, granting general mandates to issue new shares and to repurchase own shares of the Company will be despatched to the members of the Company together with this notice.

(d) Information on the retiring Directors set out in pages 2 to 3 to this circular which this notice forms part.

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂此決議案之日。

「配售股份」乃指在董事會所指定之期間內，根據售股建議向指定記錄日期名列本公司股東名冊之股份持有人或任何類別股份持有人，按其當時持股比例或股份種類配發、發行或授予股份之建議(惟董事會有權在必須或權宜時就零碎股權或香港以外任何地區之法例所規定限制或責任或任何認可監管機構或證券交易所之規定，取消若干股份持有人在此方面之權利或作其他安排)。」

六、「**動議**：

(甲) 根據下文(乙)節之限制下，一般及無條件批准董事會根據一切適用之法例及不時修改之香港聯合交易所有限公司證券上市規則，於有關期間(按決議案五(丁)之定義)內行使本公司一切權力購回本公司股本中之股份；及

(乙) 本公司根據上文(甲)節所賦予之批准而購回之股份面值總額，不得超過本公司於通過此決議案當日之已發行股本總面值百分之十，而上文(甲)節之批准亦須以此為限。」

七、「**動議**擴大授予本公司董事會根據本股東週年大會之通告所載第五項普通決議案配發、發行及處理本公司股本中額外股份之授權，除根據該項全面授權所配發或同意有條件或無條件予以配發之股份總面值外，在其上另加相當於本公司根據本股東週年大會之通告所載第六項普通決議案授予之權力所購回之本公司股本總面值數額，惟該數額不得超過本公司於本決議案通過當日之已發行股本總面額百分之十。」

承董事會命
公司秘書
何世豪

香港，二零零八年七月三十日

主要營業地點：
香港九龍灣
宏開道八號
其士商業中心二十二樓

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

附註：

(1) 凡有資格出席本通告所召開的會議及於會上投票的股東，均可委派一名或以上的代表出席會議，及倘有投票表決進行時代其投票。代表人毋須為本公司股東。

(2) 代表委任表格連同公證人簽署證明之授權書或其他授權文件(如有)，須於股東週年大會或任何續會舉行四十八小時前，交回本公司之香港股份過戶登記分處卓佳標準有限公司，地址為香港皇后大道東二十八號金鐘匯中心二十六樓，方為有效。

(3) 一份有關提議重選本公司退任董事、增加法定股本、授予一般權力以發行新股份和回購本身股份之說明文件將連同本通告寄予本公司各股東。

(4) 退任董事詳情刊載於本通函第二至三頁內(本通告為其一部分)。

CHEVALIER PACIFIC HOLDINGS LIMITED
其士泛亞控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號:508)

茲通告本公司訂於二零零八年九月二十六日(星期五)上午十時正假座香港九龍灣宏開道八號其士商業中心二十二樓舉行股東週年大會,藉以討論下列決議案:—

作為普通事項

一、 省覽截至二零零八年三月三十一日止年度之經審核財務報表及董事會報告書與核數師報告書。

二、 宣佈派發末期股息。

三、 重選屆滿卸任之董事並授權董事會釐定董事酬金。

四、 續委聘核數師並授權董事會釐定其酬金。

並作為特別事項,考慮及酌情通過(不論會否作出修訂)下列決議案為普通決議案:—

普通決議案

五、 「**動議**:

(甲) 根據下文(丙)節之限制下,一般及無條件批准本公司董事會於有關期間(定義見本文)內行使本公司一切權力,以配發、發行及以其他方式處置本公司股本中之額外股份,並批准本公司董事會訂立或授予或須行使該等權力之售股建議、協議及購股權;

(乙) 上文(甲)節所賦予之批准授權本公司董事會於有關期間內訂立或授予或須於有關期間屆滿後行使該等權力之售股建議、協議及購股權;

(丙) 本公司董事會依據(甲)節批准配發或有條件或無條件同意配發(不論根據購股權或其他事項)之股本面值總額,不包括根據(i)配售股份(定義見本文);(ii)本公司根據僱員購股權計劃授出之權利行使;或(iii)根據本公司之公司細則不時發行以股代息等情況所配發之股份,不得超過本公司於通過此決議案當日之已發行股本面值總額百分之二十,故上文所述之批准亦須受此數額限制;及

(丁) 就本決議案及決議案六而言:—

「有關期間」指由本決議案通過之日至下列最早日期之期間:

(i) 本公司下屆股東週年大會結束之日;

(ii) 依照本公司細則或任何百慕達適用之法例規定本公司須舉行下屆股東週年大會之期限屆滿之日;及

* *僅供識別*

本公司購回股份

在本通函日期前六個月內，本公司並無在聯交所或其他地方購回任何本公司股份。

擴大發行股份授權

第七項決議案將提呈於二零零八年度股東週年大會（「第七項決議案」）有關擴大將授予董事一般性授權發行本公司百分之二十之股份。待於二零零八年度股東週年大會上通過第五項、第六項及第七項決議案，本公司董事將獲授予一般性授權隨時發行本公司最多百分之二十之股份，並額外擴大授權以增加不時於購回建議下購回之所有該等股份數目，因此，發行股份授權之限額將包括（除上述百分之二十之限額）根據購回建議所購回之股份數目。

二零零八年度股東週年大會

召開二零零八年度股東週年大會之通告載於本通函第7頁至第8頁內。

該二零零八年度股東週年大會上適用之代表委任表格現連同本通函一併寄予各股東。無論閣下能否出席該大會，均請按照代表委任表格上印備之指示，填妥隨附之代表委任表格，並須於在大會或任何續會指定舉行時間四十八小時前，送達本公司之香港股份過戶登記分處卓佳標準有限公司，地址為香港皇后大道東二十八號金鐘匯中心二十六樓。填妥及交回代表委任表格後，　閣下仍可出席二零零八年度股東週年大會及於會上投票。

股東可要求以股數投票表決之程序

根據本公司之《公司細則》第76條細則之規定，一項於股東大會上提呈之決議案將以舉手方式表決，除非以下人士在宣佈以舉手方式表決之結果前或當時提出以股數投票方式進行表決：－

(i) 大會主席；或

(ii) 至少三名親身或委派代表或受權人出席大會並有權投票之股東；或

(iii) 任何親身或委派代表或受權人出席大會之一名或以上之股東，佔有不少於所有有權於大會投票之股東之總投票權之十份之一；或

(iv) 任何親身或委派代表或受權人出席大會之一名或以上之股東，且持有賦予其權利於大會上投票之股份所涉及之已繳足股本總額不少於賦有該等權利之所有股份所涉及之已繳足股本總額之十份之一。

倘若以股數投票表決之要求獲正式提出，而有關事項並不是推選大會主席或關於續會，則有關事項須按大會主席指定之形式及時間（不遲於要求投票表決或要求續會日期起30日）和地點以股數投票方式表決。倘若以股數投票表決之決議未能即時通過，本董事會亦無須就延會上將會以股數投票表決之事務發出任何通知。以股數投票表決之結果應視作為提出投票表決之大會上之決議案。以股數投票表決之要求可予撤回。

除非以股數投票表決之要求是按上述方式提出及此要求不被撤回，否則大會主席所宣佈之舉手方式表決結果及將此登記入會議記錄簿內將成為表決結果之確實證據。

推薦意見

董事認為重選退任董事、股份發行授權、回購建議及擴大股份發行之授權均符合本公司及其股東之最佳利益，故建議各股東應投票贊成將於二零零八年度股東週年大會上提呈之相關決議案。

此　致

列位股東　台照

承董事會命
Chevalier Pacific Holdings Limited
其士泛亞控股有限公司
主席
周亦卿
謹啟

二零零八年七月三十日

據本公司董事所知悉，於最後實際可行日期，本公司主要股東如下：－

主要股東姓名	身份	持股數量（好倉）	佔已發行股本之百分比(%) 現時 百分比(%)	倘全面行使購回股份權力 百分比(%)
周亦卿	實益擁有人	121,326,933 *(附註一)*	56.29	62.54
宮川美智子	實益擁有人	121,326,933 *(附註二)*	56.29	62.54
其士國際集團有限公司	實益擁有人	121,326,933	56.29	62.54
陳慧慧	實益擁有人	18,800,000 *(附註三)*	8.72	9.69
Crosby Investment Holdings Inc.	受控制公司之權益	18,800,000 *(附註三)*	8.72	9.69
南豐資源有限公司	受控制公司之權益	18,800,000 *(附註三)*	8.72	9.69
俊孚投資有限公司	實益擁有人	18,800,000 *(附註三)*	8.72	9.69

附註：

(一) 根據證券及期貨條例，該等股份由周亦卿博士持有，而周博士被視為持有法團所持有的權益。

(二) 根據證券及期貨條例第XV部，該等股份由周博士持有。周博士之配偶宮川美智子女士被視為擁有同一批121,326,933股股份之權益。

(三) 陳慧慧女士、Crosby Investment Holdings Inc.及南豐資源有限公司被視為持有18,800,000股股份。陳慧慧女士持有Crosby Investment Holdings Inc. 100%股權；而Crosby Investment Holdings Inc.持有南豐資源有限公司100%股權，南豐資源有限公司持有俊孚投資有限公司100%股權。

倘本公司董事行使根據購回建議一切權力，以及按本公司當時之已發行股本並無任何其他變動之基準，上述主要股東之權益會增至上述最後一欄之百分比約數。本公司董事認為此項增加將不會導致須遵照收購守則第26條規定提出強制收購之後果。公眾人士持有之股份數目不會低於本公司已發行股本之25%。

股份價格

股份於最後實際可行日期前的過去十二個月內每月在聯交所買賣錄得之最高及最低成交價如下：－

	最高 *港元*	最低 *港元*
二零零七年七月	6.20	4.66
二零零七年八月	5.00	3.98
二零零七年九月	4.44	3.90
二零零七年十月	4.38	2.50
二零零七年十一月	4.05	3.06
二零零七年十二月	4.10	3.41
二零零八年一月	3.83	2.65
二零零八年二月	3.17	2.80
二零零八年三月	2.63	1.82
二零零八年四月	2.15	1.90
二零零八年五月	2.13	1.75
二零零八年六月	1.83	1.35
二零零八年七月（截至最後實際可行日期）	1.60	1.40

購回股份

根據本公司之組織章程大綱及細則及百慕達適用法例及規則，本公司可購回股份。本公司細則亦容許本公司就購回其本身之股份提供財政資助。

二零零八年度股東週年大會上將予提呈之第六項決議案（「第六項決議案」）乃有關授予本公司董事一般權力，以便在聯交所購回本公司之股份（最多可達提呈決議案當日本公司已發行股本百分之十）（「購回建議」）。

本公司將予購回之股份均為繳足股份。於最後實際可行日期，本公司已發行股份為215,540,017股。因此，在二零零八年度股東週年大會上提呈之第六項決議案獲通過之規限下，並假設無額外股份將予發行，以及於提呈決議案日前，本公司將不會購回任何股份，故根據該項授權，本公司將獲准購回股份最多可達21,554,001股。

購回之原因

本公司董事認為購回建議乃符合本公司及其股東之利益。近年，聯交所之交投情況波動不定，股份曾有多次較其基本資產淨值出現重大折讓之買賣記錄。股份之購回可提升本公司之每股股份之資產淨值及盈利。在此等情況下，本公司購回股份之能力乃有利於擬保留彼等於本公司投資之股東，因彼等於本公司資產中所佔權益之百份率隨著本公司購回股份之比例而增加。此外，本公司董事會行使根據購回建議所獲賦予之權力時，亦會增加股份在聯交所之交投量。

本公司董事預期，即使全面行使上述授權，本公司之營運資金狀況或借貸水平（較本公司截至二零零八年三月三十一日止年度經審核財務報表所披露之情況）將不會因根據購回建議進行購回而受到嚴重不利影響。然而，倘進行購回可能導致本公司之營運資金狀況或借貸水平（較本公司最近期公佈之經審核財務報表所披露之情況）受到嚴重不利影響時，除非本公司董事認為縱使出現該等嚴重不利影響，該等購回仍符合本公司之最佳利益，否則不會進行購回。

購回之資金

於購回股份時，本公司只可動用根據其組織章程大綱及細則及百慕達適用法例及規則所批准可作該等用途之資金。根據此等文件之規定，股份可由本公司之溢利及／或就此發行新股份所得之款項及／或該等購回股份之繳足股本撥款購回。

權益披露

本公司董事已向聯交所承諾將根據上市規則及百慕達所有適用法例之規定，按提呈之第六項決議案行使本公司購回之權力。

本公司各董事（就彼等作出一切合理查詢後所知）及彼等之任何聯繫人士目前概無意待購回建議於二零零八年度股東週年大會上獲股東批准後，根據購回建議出售股份予本公司。

與此同時，本公司之任何關連人士概無知會本公司，表示目前有意待購回建議於二零零八年度股東週年大會上獲股東批准後，出售任何股份或彼等已承諾不會出售彼等持有之任何股份予本公司。

倘根據購回建議行使權力後，股東所佔本公司之投票權比例有所增加，則就香港公司收購及合併守則（「收購守則」）第32條而言，上述增加將視為一項收購。因此，一名股東或一群與其一致行動之股東（定義見收購守則）可能取得或鞏固本公司之控制權（視乎該等增加之數額），而須根據收購守則第26條提出強制全面收購建議。

3. **劉啓樞先生**，現年六十五歲，於二零零八年四月一日獲委任為本公司之獨立非執行董事，並為審核委員會成員及薪酬委員會成員。現為上海商業銀行有限公司之顧問。彼於二零零四年七月榮休前為該銀行之董事兼總經理及交替行政總裁。彼於銀行業擁有豐富知識及經驗。

   除上文披露外及於最後實際可行日期，劉先生於過往三年概無擔當任何上市公司董事之職位，亦無於本集團任何成員公司擔當任何職務；與本公司其他董事、高級管理人員、主要股東或控股股東或其各自之聯繫人亦概無任何關係；亦無持有須根據證券及期貨條例第XV部作出披露之本公司股份任何權益。本公司與劉先生就其董事職位並無任何服務合約，亦無訂立任何特定或建議之服務年期。劉先生須根據本公司之細則最少每三年一次於本公司週年大會上輪值告退並膺選連任。劉先生所獲取之董事酬金港幣120,000元，而該董事酬金乃由董事會轄下之薪酬委員會參考本公司業績與盈利狀況、同業水平及市場環境而釐定。

4. **周維正先生**，董事總經理，現年三十四歲，於二零零零年加入其士集團，並為其士國際（股份代號：025）之執行董事，該公司為香港上市公司及本公司之主要股東。周先生持有英國牛津大學工程碩士學位，亦為香港總商會理事會會員及該會之環保委員會主席、香港中華廠商聯合會會董及香港上市公司商會常務委員會委員。彼亦為香港生產力促進局財務委員會及香港貿易發展局基建發展服務咨詢委員會委員。周先生為中國人民政治協商會議上海市委員會委員。彼為本公司主席及其士國際主席兼董事總經理周亦卿博士之兒子及本公司執行董事周莉莉小姐之弟。

   除上文披露外及於最後實際可行日期，周先生於過往三年概無擔當任何上市公司董事之職位，亦無於本集團任何成員公司擔當任何職務；與本公司其他董事、高級管理人員、主要股東或控股股東或其各自之聯繫人亦概無任何關係，亦無持有須根據證券及期貨條例第XV部作出披露之本公司股份任何權益。本公司與周先生就其董事職位並無任何服務合約，亦無訂立任何特定或建議之服務年期。周先生須根據本公司之細則最少每三年一次於本公司週年大會上輪值退並膺選連任。周先生於二零零八年三月三十一日止年度內並無獲取董事酬金。周先生於二零零八／零九年所獲取之董事酬金乃由董事會轄下之薪酬委員會參考本公司業績與盈利狀況、同業水平及市場環境而釐定。

有關重選上述董事，並無任何須根據上市規則第13.51(2)(h)至13.51(2)(v)條的任何規定而作出披露的資料，亦無任何其他須敦請本公司股東注意的事項。

發行股份授權

第五項決議案將提呈於二零零八年度股東週年大會（「第五項決議案」）有關授予一般性授權，以賦予本公司董事權力於本決議案通過期間至本公司下屆股東週年大會止；或依照法例規定本公司須予舉行下屆股東週年大會之期限屆滿之日；或股東於股東大會上通過普通決議案以撤銷第五項決議案之日（以最早日期止之期間為準）發行新股份，惟不得超過本公司於通過此決議案當日之已發行股本面值總額百分之二十（包括訂立需要或可能需要發行、配發或出售股份之售股建議、協議及購股權）。

於最後實際可行日期，本公司已發行股份為215,540,017股。因此，在二零零八年度股東週年大會上提呈之第五項決議案獲通過之規限下，並假設無額外股份將予發行，以及於提呈決議案日前，本公司將不會購回任何股份，故根據該項授權，本公司將獲准發行股份最多可達43,108,003股。

重選董事

按照公司細則95及115條規定，於二零零八年四月一日，何世豪先生獲委任為執行董事，而梁光建先生及劉啓樞先生獲委任為獨立非執行董事，任期直二零零八年度股東週年大會上並願膺選連任。因此，於二零零八年度股東週年大會將提呈普通決議案以重選何先生、梁先生及劉先生為本公司之董事。按照公司細則第112條規定，周維正先生為自上次膺選後起計任職最長之董事，故將於二零零八年度股東週年大會上輪席告退，彼符合資格並願膺選連任。因此，於二零零八年度股東週年大會上將提呈普通決議案以重選周先生為本公司之董事。根據香港聯合交易所有限公司（「聯交所」）之證券上市規則（「上市規則」）第13.74條，有關董事之詳情如下：

1. **何世豪先生**，現年四十二歲，於二零零八年四月一日獲委任為本公司之執行董事及公司秘書，並為其士國際集團有限公司（「其士國際」）（股份代號：025）之執行董事及公司秘書，該公司為香港上市公司及本公司之主要股東。彼於二零零五年加入其士集團，並為本集團及其士國際集團若干公司之董事。彼負責管理其士集團的會計及庫務、企業財務及公司秘書事務。彼為香港會計師公會會員及英國特許公認會計師公會資深會員。何先生持有香港大學社會科學系會計學學士學位，並於二零零七年於中歐國際工商學院完成行政工商管理碩士學位。何先生曾為萬順昌集團有限公司（股份代號：1001）之集團財務總監及執行董事。

   除上文披露外及於二零零八年七月二十四日，即本通函付印前之最後實際可行日期（「最後實際可行日期」），何先生於過往三年概無擔當任何上市公司董事之職位，亦無於本集團任何成員公司擔當任何職務；與本公司其他董事、高級管理人員、主要股東或控股股東或其各自之聯繫人亦概無任何關係，亦無持有須根據香港法例第571章證券及期貨條例（「證券及期貨條例」）第XV部作出披露之本公司股份任何權益。本公司與何先生就其董事職位並無任何服務合約，亦無訂立任何特定或建議之服務年期。何先生須根據本公司之細則最少每三年一次於本公司週年大會上輪值告退並膺選連任。何先生於截至二零零八年三月三十一日止年度內並無獲得董事酬金。何先生於二零零八／零九年所獲取之董事酬金乃由董事會轄下之薪酬委員會參考本公司業績與盈利狀況、同業水平及市場環境而釐定。

2. **梁光建先生***J.P.*，現年六十二歲，於二零零八年四月一日獲委任為本公司之獨立非執行董事，並為審核委員會主席及薪酬委員會成員。彼現為黃林梁郭會計師事務所有限公司之高級執業董事。彼為英國特許公認會計師公會、香港會計師公會及英國國際會計師公會資深會員。梁先生亦為英格蘭及威爾斯特許會計師公會、香港稅務學會、澳門會計師公會、香港華人會計師公會、英國特許管理學會及國際專業管理學會會員。梁先生持有澳門東亞大學（現稱「澳門大學」）工商管理碩士學位及於聯交所上市的怡邦行控股有限公司（股份代號：599）之獨立非執行董事。

   除上文披露外及於最後實際可行日期，梁先生於過往三年概無擔當任何上市公司董事之職位，亦無於本集團任何成員公司擔當任何職務；與本公司其他董事、高級管理人員、主要股東或控股股東或其各自之聯繫人亦概無任何關係，亦無持有須根據證券及期貨條例第XV部作出披露之本公司股份任何權益。本公司與梁先生就其董事職位並無任何服務合約，亦無訂立任何特定或建議之服務年期。梁先生須根據本公司之細則最少每三年一次於本公司週年大會上輪值告退並膺選連任。梁先生所獲取之董事酬金為港幣120,000元，而該董事酬金乃由董事會轄下之薪酬委員會參考本公司業績與盈利狀況、同業水平及市場環境而釐定。

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下其士泛亞控股有限公司股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CHEVALIER

CHEVALIER PACIFIC HOLDINGS LIMITED
其士泛亞控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：508)

執行董事
周亦卿 *(主席)*
周維正 *(董事總經理)*
郭海生
周莉莉
張雲龍
何世豪

獨立非執行董事
米原慎一
胡經昌
梁光建
劉啓樞

註冊辦事處
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

有關重選退任董事
一般性授權發行股份及
購回本公司股份

股東週年大會通告

緒言

董事會欲尋求股東批准重選本公司退任董事，授予董事會一般授權發行及以行使本公司一般權力購回本公司股本中每股面值港幣0.5元之股份(「股份」)。

本通函旨在向股東提供所有合理所需之資料，以便彼等就本通函所述之決議案投票贊成與否作出明智決定，而(其中包括)有關決議案將提呈於二零零八年九月二十六日(星期五)上午十時正假座香港九龍灣宏開道八號其士商業中心二十二樓舉行之本公司股東週年大會(「二零零八年度股東週年大會」)處理。

* *僅供識別*

CHEVALIER

CHEVALIER PACIFIC HOLDINGS LIMITED

其士泛亞控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 508)

FORM OF PROXY
FOR THE 2007 ANNUAL GENERAL MEETING

I/We ____

of ____

being the registered holder(s) of ______________________ shares of HK$0.5 each in the capital of CHEVALIER PACIFIC HOLDINGS LIMITED ("the Company"), hereby appoint

____

of ____,

or failing him, the Chairman of the Meeting as my/our proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Wednesday, 29th August, 2007 at 3:00 p.m. and at any adjournment thereof on the undermentioned resolutions as indicated and if no such indication is given as my/our proxy thinks fit:

	ORDINARY RESOLUTIONS	FOR	AGAINST
1.	To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2007.		
2.	To declare a final dividend.		
3.	(a) (i) To re-elect Mr CHANG Wan Lung, Robert as Director.		
	(ii) To re-elect Ms Lily CHOW as Director.		
	(iii) To re-elect Mr KWONG Man Sing as Director.		
	(b) To authorize the Board of Directors to fix the remuneration of the Directors.		
4.	To re-appoint PricewaterhouseCoopers as auditors of the Company and authorize the Board of Directors to fix their remuneration.		
5.	To approve the increase in the Company's authorised share capital.		
6.	To grant a general mandate to the Directors to allot, issue and deal with additional shares of the Company.		
7.	To grant a general mandate to the Directors to repurchase shares of the Company.		
8.	To extend the general mandate to the Directors to allot, issue and deal with additional shares of the Company.		

Signature: ______________________ Date: ______________________

Notes:

(1) Full name(s) and address must be inserted in BLOCK CAPITALS.

(2) Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

(3) Please indicate with an "X" in the relevant box how you wish the proxy to vote on your behalf. If this form of proxy is returned without any indication, you will be deemed to have authorized your proxy to vote or abstain from voting as he thinks fit.

(4) Any alteration made to this form of proxy must be initialled.

(5) Any member entitled to attend and vote is entitled to appoint proxy(ies) to attend instead of him and to vote on a poll. A proxy need not be a member of the Company.

(6) If the shareholder is a corporation, this form of proxy must be executed under its common seal or under the hand of an officer or attorney duly authorized on its behalf.

(7) In the case of joint shareholders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members.

(8) To be valid, this form of proxy together with the power of attorney or other authority, if any, under which it is signed must be completed and deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED at the 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the meeting or any adjourned meeting thereof.

* *For identification purpose only*

CHEVALIER PACIFIC HOLDINGS LIMITED
其士泛亞控股有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：508)

二零零七年度股東週年大會
代表委任表格

本人／吾等＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

為CHEVALIER PACIFIC HOLDINGS LIMITED(「本公司」)股本中每股面值港幣0.5元之股份共＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿股之登記持有人，

現委任＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿，

或如其未克出席，則委任主席為本人／吾等之代表，代表本人／吾等出席本公司於二零零七年八月二十九日(星期三)下午三時正假座香港九龍灣宏開道八號其士商業中心二十二樓舉行之股東週年大會及其任何續會，並於該大會及其任何續會上按照下列指示就下列決議案投票；倘無指示，則本人／吾等之代表可酌情投票：

	普通決議案	贊成	反對
一、	省覽截至二零零七年三月三十一日止年度之經審核財務報表及董事會報告書與核數師報告書。		
二、	宣佈派發末期股息。		
三、	(甲) (i) 重選張雲龍先生為董事。		
	(ii) 重選周莉莉小姐為董事。		
	(iii) 重選鄺文星先生為董事。		
	(乙) 授權董事會釐定董事酬金。		
四、	續委聘羅兵咸永道會計師事務所為本公司核數師，並授權董事會釐定其酬金。		
五、	批准增加本公司法定股本。		
六、	授予董事會一般性授權配發、發行及處理本公司之額外股份。		
七、	授予董事會一般性授權購回本公司之股份。		
八、	擴大授予董事會一般性授權配發、發行及處理本公司之額外股份。		

簽署：＿＿＿＿＿＿＿＿＿＿＿＿　　　　日期：＿＿＿＿＿＿＿＿＿＿＿＿

附註：

(1) 請用正楷填寫全名及地址。

(2) 請填上以　閣下名義登記之股份數目。如未有填上股份數目，則本代表委任表格將被視為與　閣下名義登記之所有本公司股本中之股份有關。

(3) 請在有關空格內填上「X」號，以指示　閣下之代表應如何代表　閣下投票。倘交回之代表委任表格並無任何上述指示，則　閣下將被視為授權　閣下之代表酌情自行投票或放棄投票。

(4) 代表委任表格上之每項更改，均須簡簽示可。

(5) 任何有權出席投票之股東均可委派一位或多位代表代其出席，並於投票表決時代為投票。受委代表毋須為本公司之股東。

(6) 如股東為公司，則本代表委任表格必須加蓋公司印鑑，或經由公司負責人或正式授權之人士代表簽署。

(7) 如屬聯名股東，排名較前之股東(不論親自或委派代表)投票後，其他聯名股東再無投票權。就此而言，排名先後乃按股東名冊內之排名次序而定。

(8) 代表委任表格連同簽署人之授權書或其他授權文件(如有)，須於大會或其任何續會指定舉行時間四十八小時前，送達本公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港皇后大道東二十八號金鐘匯中心二十六樓，方為有效。

** 僅供識別*

CHEVALIER

CHEVALIER PACIFIC HOLDINGS LIMITED

其士泛亞控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 508)

NOTICE OF 2008 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 26th September, 2008 at 10:00 a.m. for the following purposes:–

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2008.

2. To declare a final dividend.

3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.

4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:–

ORDINARY RESOLUTIONS

5. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of subscription rights under any share option scheme of the Company or (iii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution and Resolution 6:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**THAT**:

   (a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 5(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

   (b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

7. "**THAT** the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 6, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

By Order of the Board
HO Sai Hou
Company Secretary

Hong Kong, 30th July, 2008

Principal Place of Business:
22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay, Hong Kong

Registered Office:
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Notes:

(a) A member entitled to attend and vote at the meeting convened by this notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, TRICOR STANDARD LIMITED at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) An explanatory statement regarding the proposals of re-electing the retiring Director of the Company, granting general mandates to issue new shares and to repurchase own shares of the Company will be despatched to the members of the Company together with this notice.

(d) Information on the retiring Directors set out in pages 2 to 3 to the circular of the Company dated 30th July, 2008.

As at the date of this announcement, the Board of the Company comprises Dr. Chow Yei Ching (Chairman), Mr. Chow Vee Tsung, Oscar (Managing Director), Mr. Kuok Hoi Sang, Ms. Lily Chow, Mr. Chang Wan Lung, Robert and Mr. Ho Sai Hou as executive directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong, Mr. Leung Kwong Kin and Mr. Lau Kai Shu, Frank as independent non-executive directors.

website: http://www.chevalier.com

* *For identification purpose only*

CHEVALIER

CHEVALIER PACIFIC HOLDINGS LIMITED
其士泛亞控股有限公司*
(incorporated in Bermuda with limited liability)
(Stock code: 508)

UNUSUAL MOVEMENT IN PRICE AND VOLUME

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the price and trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increases.

We confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
Chevalier Pacific Holdings Limited
Kan Ka Hon
Director

Hong Kong, 12th March, 2008

As at the date of this announcement, the Executive Directors of the Company are Dr Chow Yei Ching (Chairman), Messrs Chow Vee Tsung, Oscar (Managing Director), Kuok Hoi Sang, Kan Ka Hon, Ms. Lily Chow and Chang Wan Lung, Robert. The Independent Non-Executive Directors of the Company are Messrs Yonehara Shinichi, Wu King Cheong and Kwong Man Sing.

* *For identification purpose only*

CHEVALIER PACIFIC HOLDINGS LIMITED
其士泛亞控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 508)

CHANGE OF DIRECTORS, QUALIFIED ACCOUNTANT, AUTHORIZED REPRESENTATIVE AND COMPANY SECRETARY

The board of directors (the "Board") of Chevalier Pacific Holdings Limited (the "Company") announces that:

(1) Mr. KWONG Man Sing has resigned as an Independent Non-Executive Director ("INED"), chairman and member of the Audit Committee and member of the Remuneration Committee of the Company with effect from the close of business of 31st March, 2008;

(2) Mr. LEUNG Kwong Kin J.P. has been appointed as an INED, chairman and member of the Audit Committee and member of the Remuneration Committee of the Company with effect from 1st April, 2008;

(3) Mr. LAU Kai Shu, Frank has been appointed as an INED, member of the Audit Committee and member of the Remuneration Committee of the Company with effect from 1st April, 2008;

(4) Mr. KAN Ka Hon has resigned as an Executive Director ("ED"), Qualified Accountant, Authorized Representative and Company Secretary of the Company with effect from the close of business of 31st March, 2008; and

(5) Mr. HO Sai Hou has been appointed as an ED, Qualified Accountant, Authorized Representative and Company Secretary of the Company with effect from 1st April, 2008.

The Board of the Company announces that:

(1) Mr. KWONG Man Sing has resigned as an INED, chairman and member of the Audit Committee and member of the Remuneration Committee of the Company with effect from the close of business of 31st March, 2008;

(2) Mr. LEUNG Kwong Kin J.P. has been appointed as an INED, chairman and member of the Audit Committee and member of the Remuneration Committee of the Company with effect from 1st April, 2008;

(3) Mr. LAU Kai Shu, Frank has been appointed as an INED, member of the Audit Committee and member of the Remuneration Committee of the Company with effect from 1st April, 2008;

(4) Mr. KAN Ka Hon has resigned as an ED, Qualified Accountant, Authorized Representative and Company Secretary of the Company with effect from the close of business of 31st March, 2008; and

(5) Mr. HO Sai Hou has been appointed as an ED, Qualified Accountant, Authorized Representative and Company Secretary of the Company with effect from 1st April, 2008.

Messrs KWONG Man Sing and KAN Ka Hon have resigned the aforesaid positions of the Company with effect from the close of business of 31st March, 2008 due to other business commitment. Messrs Kwong and Kan confirmed that there is no disagreement with the Board and there is no other matter relating to their resignations that will need to be brought to the attention of the holders of securities of the Company.

Particulars relating to Messrs LEUNG Kwong Kin J.P., LAU Kai Shu, Frank and HO Sai Hou are set out below:

Mr. LEUNG Kwong Kin J.P., aged 61, is a senior practicing director of Wong Lam Leung & Kwok C.PA. Limited. He is a fellow of the Association of Chartered Certified Accountants, the Hong Kong Institute of Certified Public Accountants and the Association of International Accountants. Mr. Leung is also an associate of the Institute of Chartered Accountants in England & Wales, the Taxation Institute of Hong Kong, the member of the Macau Society of Certified Practising Accountants, the Society of Chinese Accountants & Auditors, the Chartered Management Institute and the International Institute of Management. Mr. Leung holds a Master of Business Administration Degree from the University of East Asia, Macau (now known as " the University of Macau") and is an Independent Non Executive Director of E. Bon Holdings Limited which is listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

Mr. LAU Kai Shu, Frank, aged 65, is currently an adviser of Shanghai Commercial Bank Limited. He was Director and General Manager, Alternate Chief Executive of the Bank until he retired in July 2004. He possesses extensive knowledge and experience in the banking industry.

Mr. HO Sai Hou, aged 41, joined Chevalier Group in 2005. He is currently the Group Financial Controller of the Group and also director of certain companies of the Group. He will be responsible for management of Chevalier Group's accounting and treasury, corporate finance and company secretarial activities. He is an associate member of the Hong Kong Institute of Certified Public Accountants and a fellow of the Association of Chartered Certified Accountants. Mr. Ho holds a Bachelor of Social Sciences Degree in Accounting from The University of Hong Kong and completed his EMBA with The China Europe International Business School in 2007. Previously, Mr. Ho was the Chief Financial Officer and an executive director of Van Shung Chong Holdings Limited.

Save as disclosed above, Messrs Leung, Lau and Ho have not held any directorship in any listed public companies in the last three years and do not hold any position in any member of the Group nor do they have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There is neither any service contract between the Company with Messrs Leung, Lau and Ho respectively nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Messrs Leung, Lau and Ho will hold office until the next following general meeting of the Company and will be eligible for re-election. All Directors of the Company are subject to retirement by rotation at least once every three years at the annual general meeting of the Company since last re-election in accordance with the Company's Bye-laws. The remuneration of Mr. Ho will be determined by the Remuneration Committee of the Board with reference to the Company's performance and profitability as well as remuneration benchmark in the industry and the prevailing market conditions. Each of Mr. Leung and Mr. Lau is entitled to an annual emolument of HK$120,000 which is determined by the Board with reference to his duties and responsibilities with the Company.

Save as disclosed herein, there is no information to be disclosed pursuant to any of the requirements under rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on the Stock Exchange, nor are there other matters concerning them that need to be brought to the attention of the shareholders of the Company.

The Board of the Company would like to express its appreciation to Messrs Kwong and Kan for their invaluable contribution to the Company over the past years and take this opportunity to welcome Messrs Leung, Lau and Ho to join the Board.

By Order of the Board
Chevalier Pacific Holdings Limited
Chow Yei Ching
Chairman

Hong Kong, 1st April 2008

As at the date of this announcement, the Board of the Company comprises Dr. Chow Yei Ching (Chairman), Mr. Chow Vee Tsung, Oscar (Managing Director), Mr. Kuok Hoi Sang, Miss Lily Chow, Mr. Chang Wan Lung, Robert and Mr. Ho Sai Hou as executive directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong, Mr. Leung Kwong Kin and Mr. Lau Kai Shu, Frank as independent non-executive directors.

* *for identification only*

CHEVALIER PACIFIC HOLDINGS LIMITED
其士泛亞控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 508)

CHANGE OF DIRECTORS, QUALIFIED ACCOUNTANT, AUTHORIZED REPRESENTATIVE AND COMPANY SECRETARY

The board of directors (the "Board") of Chevalier Pacific Holdings Limited (the "Company") announces that:

(1) Mr. KWONG Man Sing has resigned as an Independent Non-Executive Director ("INED"), chairman and member of the Audit Committee and member of the Remuneration Committee of the Company with effect from the close of business of 31st March, 2008;

(2) Mr. LEUNG Kwong Kin J.P. has been appointed as an INED, chairman and member of the Audit Committee and member of the Remuneration Committee of the Company with effect from 1st April, 2008;

(3) Mr. LAU Kai Shu, Frank has been appointed as an INED, member of the Audit Committee and member of the Remuneration Committee of the Company with effect from 1st April, 2008;

(4) Mr. KAN Ka Hon has resigned as an Executive Director ("ED"), Qualified Accountant, Authorized Representative and Company Secretary of the Company with effect from the close of business of 31st March, 2008; and

(5) Mr. HO Sai Hou has been appointed as an ED, Qualified Accountant, Authorized Representative and Company Secretary of the Company with effect from 1st April, 2008.

The Board of the Company announces that:

(1) Mr. KWONG Man Sing has resigned as an INED, chairman and member of the Audit Committee and member of the Remuneration Committee of the Company with effect from the close of business of 31st March, 2008;

(2) Mr. LEUNG Kwong Kin J.P. has been appointed as an INED, chairman and member of the Audit Committee and member of the Remuneration Committee of the Company with effect from 1st April, 2008;

(3) Mr. LAU Kai Shu, Frank has been appointed as an INED, member of the Audit Committee and member of the Remuneration Committee of the Company with effect from 1st April, 2008;

(4) Mr. KAN Ka Hon has resigned as an ED, Qualified Accountant, Authorized Representative and Company Secretary of the Company with effect from the close of business of 31st March, 2008; and

(5) Mr. HO Sai Hou has been appointed as an ED, Qualified Accountant, Authorized Representative and Company Secretary of the Company with effect from 1st April, 2008.

Messrs KWONG Man Sing and KAN Ka Hon have resigned the aforesaid positions of the Company with effect from the close of business of 31st March, 2008 due to other business commitment. Messrs Kwong and Kan confirmed that there is no disagreement with the Board and there is no other matter relating to their resignations that will need to be brought to the attention of the holders of securities of the Company.

Particulars relating to Messrs LEUNG Kwong Kin J.P., LAU Kai Shu, Frank and HO Sai Hou are set out below:

Mr. LEUNG Kwong Kin J.P., aged 61, is a senior practicing director of Wong Lam Leung & Kwok C.PA. Limited. He is a fellow of the Association of Chartered Certified Accountants, the Hong Kong Institute of Certified Public Accountants and the Association of International Accountants. Mr. Leung is also an associate of the Institute of Chartered Accountants in England & Wales, the Taxation Institute of Hong Kong, the member of the Macau Society of Certified Practising Accountants, the Society of Chinese Accountants & Auditors, the Chartered Management Institute and the International Institute of Management. Mr. Leung holds a Master of Business Administration Degree from the University of East Asia, Macau (now known as " the University of Macau") and is an Independent Non Executive Director of E. Bon Holdings Limited which is listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

Mr. LAU Kai Shu, Frank, aged 65, is currently an adviser of Shanghai Commercial Bank Limited. He was Director and General Manager, Alternate Chief Executive of the Bank until he retired in July 2004. He possesses extensive knowledge and experience in the banking industry.

Mr. HO Sai Hou, aged 41, joined Chevalier Group in 2005. He is currently the Group Financial Controller of the Group and also director of certain companies of the Group. He will be responsible for management of Chevalier Group's accounting and treasury, corporate finance and company secretarial activities. He is an associate member of the Hong Kong Institute of Certified Public Accountants and a fellow of the Association of Chartered Certified Accountants. Mr. Ho holds a Bachelor of Social Sciences Degree in Accounting from The University of Hong Kong and completed his EMBA with The China Europe International Business School in 2007. Previously, Mr. Ho was the Chief Financial Officer and an executive director of Van Shung Chong Holdings Limited.

Save as disclosed above, Messrs Leung, Lau and Ho have not held any directorship in any listed public companies in the last three years and do not hold any position in any member of the Group nor do they have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There is neither any service contract between the Company with Messrs Leung, Lau and Ho respectively nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Messrs Leung, Lau and Ho will hold office until the next following general meeting of the Company and will be eligible for re-election. All Directors of the Company are subject to retirement by rotation at least once every three years at the annual general meeting of the Company since last re-election in accordance with the Company's Bye-laws. The remuneration of Mr. Ho will be determined by the Remuneration Committee of the Board with reference to the Company's performance and profitability as well as remuneration benchmark in the industry and the prevailing market conditions. Each of Mr. Leung and Mr. Lau is entitled to an annual emolument of HK$120,000 which is determined by the Board with reference to his duties and responsibilities with the Company.

Save as disclosed herein, there is no information to be disclosed pursuant to any of the requirements under rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on the Stock Exchange, nor are there other matters concerning them that need to be brought to the attention of the shareholders of the Company.

The Board of the Company would like to express its appreciation to Messrs Kwong and Kan for their invaluable contribution to the Company over the past years and take this opportunity to welcome Messrs Leung, Lau and Ho to join the Board.

By Order of the Board
Chevalier Pacific Holdings Limited
Chow Yei Ching
Chairman

Hong Kong, 1st April 2008

As at the date of this announcement, the Board of the Company comprises Dr. Chow Yei Ching (Chairman), Mr. Chow Vee Tsung, Oscar (Managing Director), Mr. Kuok Hoi Sang, Miss Lily Chow, Mr. Chang Wan Lung, Robert and Mr. Ho Sai Hou as executive directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong, Mr. Leung Kwong Kin and Mr. Lau Kai Shu, Frank as independent non-executive directors.

* *for identification only*

CHEVALIER

CHEVALIER PACIFIC HOLDINGS LIMITED
其士泛亞控股有限公司*

(incorporated in Bermuda with limited liability)
(Stock code: 508)

NOTIFICATION OF BOARD MEETING

The board of directors (the "Board") of Chevalier Pacific Holdings Limited (the "Company") announces that a meeting of the Board of the Company will be held on Wednesday, 16 July 2008 at 9:30 a.m. at which the Board will, inter alia, approve the release of the final results announcement of the Company and its subsidiaries for the year ended 31 March 2008 and consider the payment of a final dividend, if any.

By Order of the Board
Chevalier Pacific Holdings Limited
Ho Sai Hou
Company Secretary

Hong Kong, 3 July 2008

As at the date of this announcement, the Board of the Company comprises Dr. Chow Yei Ching (Chairman), Mr. Chow Vee Tsung, Oscar (Managing Director), Mr. Kuok Hoi Sang, Miss Lily Chow, Mr. Chang Wan Lung, Robert and Mr. Ho Sai Hou as executive directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong, Mr. Leung Kwong Kin and Mr. Lau Kai Shu, Frank as independent non-executive directors.

* *For identification purpose only*

RECEIVED
2008 AUG 11 A 7:23

CHEVALIER PACIFIC HOLDINGS LIMITED
其士泛亞控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 508)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST MARCH 2008

RESULTS

The Directors of Chevalier Pacific Holdings Limited (the "Company") are pleased to announce that the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st March 2008, together with the comparative figures, summarised as follows:

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31ST MARCH 2008

	Note	2008 HK$'000	2007 HK$'000
Continuing operations			
Revenue	3	**311,442**	259,903
Cost of sales		**(78,978)**	(65,779)
Gross profit		**232,464**	194,124
Other (expenses)/income, net	4	**(5,463)**	9,042
Other gain, net	5	**503**	2,850
Operating expenses		**(218,092)**	(178,852)
Operating profit		**9,412**	27,164
Share of results of associates		**9,631**	955
		19,043	28,119
Finance income	6	**1,431**	1,125
Finance costs	6	**(2,014)**	(4,557)
Finance costs, net	6	**(583)**	(3,432)
Profit before taxation	7	**18,460**	24,687
Income tax expenses	8	**(3,103)**	(2,005)
Profit for the year from continuing operations		**15,357**	22,682
Discontinued operations			
Profit for the year from discontinued operations	11	**10,660**	10,979
Profit for the year		**26,017**	33,661
Attributable to:			
Equity holders of the Company		**26,017**	33,661
Dividends	9	**21,554**	13,376
Earnings per share	10		
From continuing operations			
– Basic and diluted *(HK cents per share)*		**7.23**	12.51
From discontinued operations			
– Basic and diluted *(HK cents per share)*		**5.02**	6.06
Total		**12.25**	18.57

CONSOLIDATED BALANCE SHEET
AS AT 31ST MARCH 2008

	Note	2008 HK$'000	2007 HK$'000
Non-current assets			
Investment property		**9,800**	–
Property, plant and equipment		**59,466**	58,890
Goodwill		**84,010**	84,010
Trademark		**108,000**	108,000
Interests in associates		**77,963**	62,092
Available-for-sale investments		**19,423**	9,247
Investments at fair value through profit or loss		**14,884**	51,320
Amount due from an associate		**2,733**	–
Non-current deposits	12	**24,395**	19,498
		400,674	393,057
Current assets			
Inventories		**8,621**	6,897
Debtors, deposits and prepayments	12	**22,881**	24,699
Amount due from an associate		**1,367**	–
Income tax recoverable		–	2,553
Investments at fair value through profit or loss		**83,317**	62,142
Bank balances and cash equivalents		**200,011**	88,250
		316,197	184,541
Non-current assets classified as held for sale		–	171,479
		316,197	356,020
Current liabilities			
Creditors, deposits and accruals	13	**71,490**	48,132
Amount due to ultimate holding company		**1,783**	2,104
Amounts due to associates		**2,616**	–
Deferred income		**3,308**	1,073
Provision for taxation		**1,923**	–
Bank borrowings		**2,000**	52,000
		83,120	103,309
Liabilities directly associated with non-current assets classified as held for sale		–	105,969
		83,120	209,278
Net current assets		**233,077**	146,742
Total assets less current liabilities		**633,751**	539,799
Capital and reserves			
Share capital		**107,770**	95,078
Reserves		**485,282**	386,086
Equity attributable to equity holders of the Company		**593,052**	481,164
Minority interests		–	200
Total equity		**593,052**	481,364
Non-current liabilities			
Deferred tax liabilities		**22,199**	21,435
Bank borrowings		**18,500**	37,000
		40,699	58,435
Total equity and non-current liabilities		**633,751**	539,799

Notes

1 **Basis of preparation**

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of investment property, available-for-sale investments and investments at fair value through profit or loss.

The preparation of consolidated financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies.

(a) ***New standard, amendment and interpretations***

In the current year, the Group has applied the following new standards, amendment and interpretations ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for the Group's financial year beginning 1st April 2007 and relevant to the Group's operations.

HKAS 1 (Amendment)	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC) – Int 8	Scope of HKFRS 2
HK(IFRIC) – Int 9	Reassessment of Embedded Derivatives
HK(IFRIC) – Int 10	Interim Financial Reporting and Impairment
HK(IFRIC) – Int 11	HKFRS 2 – Group and Treasury Share Transactions

The adoption of the new HKFRSs had no material effect on how the results and financial position for the current or prior accounting periods have been prepared and presented.

(b) ***Comparative figures***

Certain of the comparative figures have been re-classified to conform with the current year presentation.

2 **Business and geographical segments**

Business segments

For management purposes, the Group is organised into three divisions. These divisions are the basis on which the Group reports its primary segment information.

Segment information about these businesses is presented below.

Revenue and results
Year ended 31st March 2008

	Continuing operations		Discontinued operations	
	Food and beverages *HK$'000*	Investments in securities *HK$'000*	Computer and information communication technology *HK$'000*	Total *HK$'000*
REVENUE	299,034	12,408	35,287	346,729
RESULTS				
Segment results	9,400	4,437	(4)	13,833
Unallocated corporate expenses				(4,425)
Unallocated corporate income				64
Gain on disposal of discontinued operations				10,660
Share of results of associates	9,631	–	–	9,631
Finance income				1,462
Finance costs				(2,105)
Profit before taxation				29,120
Income tax expenses				(3,103)
Profit for the year				26,017

Revenue and results
Year ended 31st March 2007

	Continuing operations		Discontinued operations	
	Food and beverages HK$'000	Investments in securities HK$'000	Computer and information communication technology HK$'000	Total HK$'000
REVENUE	250,072	9,831	491,654	751,557
RESULTS				
Segment results	14,909	17,020	10,942	42,871
Unallocated corporate expenses				(4,791)
Unallocated corporate income				1,223
Share of results of associates	955	–	–	955
Finance income				1,383
Finance costs				(5,118)
Profit before taxation				36,523
Income tax expenses				(2,862)
Profit for the year				33,661

The Group had no inter-segment sales for the years ended 31st March 2007 and 2008.

Assets and liabilities
As at 31st March 2008

	Continuing operations		**Discontinued operations**	
	Food and beverages ***HK$'000***	**Investments in securities** ***HK$'000***	**Computer and information communication technology** ***HK$'000***	**Total** ***HK$'000***
ASSETS				
Segment assets	**335,409**	**301,012**	**–**	**636,421**
Interests in associates	**77,963**	**–**	**–**	**77,963**
Unallocated corporate assets				**2,487**
Total assets				**716,871**
LIABILITIES				
Segment liabilities	**58,622**	**19,905**	**–**	**78,527**
Unallocated corporate liabilities				**45,292**
Total liabilities				**123,819**

Assets and liabilities
As at 31st March 2007

	Continuing operations		Discontinued operations	
	Food and beverages	Investments in securities	Computer and information communication technology	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
ASSETS				
Segment assets	318,557	180,097	171,479	670,133
Interests in associates	62,092	–	–	62,092
Unallocated corporate assets				16,852
Total assets				749,077
LIABILITIES				
Segment liabilities	47,630	–	105,969	153,599
Unallocated corporate liabilities				114,114
Total liabilities				267,713

Other information
Year ended 31st March 2008

	Continuing operations		**Discontinued operations**	
	Food and beverages	**Investments in securities**	**Computer and information communication technology**	**Total**
	HK$'000	***HK$'000***	***HK$'000***	***HK$'000***
Capital expenditure	**36,402**	–	–	**36,402**
Depreciation	**21,987**	–	**378**	**22,365**
Impairment loss on available-for-sale investments	–	**835**	–	**835**
Impairment loss on property, plant and equipment	**3,356**	–	–	**3,356**
Net loss on disposal/write off of property, plant and equipment	**3,600**	–	–	**3,600**
Write back of provision for inventories to net realisable value	–	–	**(2,413)**	**(2,413)**
Provision for impairment of receivables	–	–	**121**	**121**
Write off of other receivables	**178**	–	–	**178**

Other information
Year ended 31st March 2007

	Continuing operations		Discontinued operations	
	Food and beverages	Investments in securities	Computer and information communication technology	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Capital expenditure	45,656	–	975	46,631
Depreciation	17,352	–	1,800	19,152
Amortisation of prepaid lease payments	–	–	184	184
Impairment loss on available-for-sale investments	–	1,473	–	1,473
Net loss/(gain) on disposal of property, plant and equipment	151	–	(8)	143
Provision for inventories to net realisable value	–	–	2,432	2,432
Provision for impairment of receivables	–	–	180	180

Geographical segments

The Group's operations in food and beverages business are carried out in Hong Kong, Singapore and Mainland China whereas its operations in computer and information communication technology business are carried out in Hong Kong, Mainland China and Thailand. The trading of investments in securities are carried out in Hong Kong. The following is an analysis of the Group's revenue by geographical market:

	Revenue by geographical market			
	2008		2007	
	HK$'000	*%*	*HK$'000*	*%*
Hong Kong	**310,039**	**89**	647,993	86
Singapore	**24,723**	**7**	23,642	3
Mainland China	**9,741**	**3**	7,158	1
Thailand	**2,226**	**1**	72,764	10
	346,729	**100**	751,557	100

The following is an analysis of the carrying amounts of segment assets and capital expenditures analysed by geographical area in which the assets are located and capital expenditures are incurred:

	Carrying amounts of segment assets		**Capital expenditures**	
	2008	2007	**2008**	2007
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong	**606,152**	594,518	**30,046**	34,300
Singapore	**11,208**	8,765	**924**	3,375
Mainland China	**19,061**	14,337	**5,432**	8,889
Thailand	**–**	52,513	**–**	67
	636,421	670,133	**36,402**	46,631

3 Revenue

	2008 *HK$'000*	2007 *HK$'000*
Revenue represents net amount received and receivable from:		
Continuing operations		
Sale of food and beverages	292,728	246,780
Sale of coffee machines	6,188	3,224
Leasing of coffee machines	118	68
Interest income from investments at fair value through profit or loss	12,408	9,831
	311,442	259,903
Discontinued operations		
Sale of computer and business machines	30,604	422,506
Provision of maintenance services	4,549	67,064
Leasing of equipment	134	2,084
	35,287	491,654
	346,729	751,557

4 Other (expenses)/income, net

	2008 *HK$'000*	2007 *HK$'000*
Continuing operations		
(Loss)/gain on investments at fair value through profit or loss	(6,075)	8,828
Interest from amount due from an associate	165	–
Gross rental income HK$342,000 (2007: Nil) from a property less direct operating expenses	316	–
Others	131	214
	(5,463)	9,042
Discontinued operations		
Gross rental income HK$95,000 (2007: HK$622,000) from properties less direct operating expenses	64	486
Others	–	183
	64	669
	(5,399)	9,711

5 Other gain, net

	Continuing operations		Discontinued operations		Total	
	2008	2007	2008	2007	2008	2007
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Unrealised gain on derivative financial instruments	–	–	279	1,715	279	1,715
Impairment loss on available-for-sale investments	(835)	(1,473)	–	–	(835)	(1,473)
Provision for impairment of receivables	–	–	(121)	(180)	(121)	(180)
Write off of other receivables	(178)	–	–	–	(178)	–
Exchange gain, net	1,012	2,257	209	135	1,221	2,392
Provision for impairment loss on amount due from an associate	–	–	–	(280)	–	(280)
Impairment loss on property, plant and equipment	(3,356)	–	–	–	(3,356)	–
Increase in fair value of an investment property	2,000	–	–	737	2,000	737
Reversal of accruals and other payables	1,860	2,066	–	1,597	1,860	3,663
	503	2,850	367	3,724	870	6,574

6 Finance costs, net

	Continuing operations		Discontinued operations		Total	
	2008	2007	2008	2007	2008	2007
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Interest on bank borrowings and overdrafts	2,014	4,557	91	561	2,105	5,118
Less: Interest income from bank deposits	(1,431)	(1,125)	(31)	(258)	(1,462)	(1,383)
	583	3,432	60	303	643	3,735

7 Profit before taxation

	Continuing operations		Discontinued operations		Total	
	2008	2007	**2008**	2007	**2008**	2007
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Profit before taxation has been arrived at after charging/ (crediting) the following:						
Amortisation of prepaid lease payments	–	–	–	184	–	184
Auditor's remuneration	1,010	805	–	341	1,010	1,146
Depreciation on property, plant and equipment	21,987	17,352	378	1,800	22,365	19,152
Net loss/(gain) on disposal/ write off of property, plant and equipment	3,600	151	–	(8)	3,600	143
Operating lease payments in respect of leasing of premises under						
– minimum lease payments	70,270	55,787	848	5,134	71,118	60,921
– contingent rent	8,623	7,476	–	–	8,623	7,476
Staff costs	67,451	53,388	5,643	75,912	73,094	129,300
(Write back of)/provision for inventories to net realisable value	–	–	(2,413)	2,432	(2,413)	2,432

8 Income tax expenses

	Continuing operations		Discontinued operations		Total	
	2008	2007	**2008**	2007	**2008**	2007
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Current tax						
Hong Kong	2,339	403	–	–	2,339	403
Overseas	–	–	–	909	–	909
	2,339	403	–	909	2,339	1,312
Deferred tax	764	1,602	–	(52)	764	1,550
	3,103	2,005	–	857	3,103	2,862

Hong Kong profits tax is calculated at the rate of 17.5% (2007: 17.5%) on the estimated assessable profits after offsetting losses brought forward of each individual company.

Overseas taxation including Singapore and Mainland China taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

9 Dividends

	2008	2007
	HK$'000	*HK$'000*
Interim dividend of HK3.0 cents (2007: HK2.5 cents) per share, paid	6,465	4,754
Final dividend of HK7.0 cents (2007: HK4.0 cents) per share, proposed	15,089	8,622
	21,554	13,376

A final dividend of HK7.0 cents per share, totalling HK$15,089,000, has been proposed by the Directors of the Company and is subject to approval by the shareholders in the forthcoming annual general meeting. This proposed dividend has not been dealt with as dividend payable as at 31st March 2008.

10 Earnings per share

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company as set out below by the weighted average number of ordinary shares in issue during the year of 212,410,465 shares (2007: 181,296,693 shares).

	2008 *HK$'000*	2007 *HK$'000*
Continuing operations	**15,357**	22,682
Discontinued operations	**10,660**	10,979
Total	**26,017**	33,661

As there was no dilutive potential share, diluted earnings per share from continuing operations and discontinued operations equal the basic earnings per share from continuing operations and discontinued operations respectively.

11 Discontinued operations

On 12th March 2007, the Company entered into an agreement to dispose of the Group's operations relating to computer and information communication technology (the "Disposal"). The Disposal was completed on 2nd May 2007.

The results of the discontinued operations included in the consolidated income statement are set out below:

	2008 *HK$'000*	2007 *HK$'000*
Revenue	**35,287**	491,654
Cost of sales	**(30,996)**	(435,765)
Gross profit	**4,291**	55,889
Other income, net	**64**	669
Other gain, net	**367**	3,724
Operating expenses	**(4,662)**	(48,143)
Operating profit	**60**	12,139
Finance income	**31**	258
Finance costs	**(91)**	(561)
Finance costs, net	**(60)**	(303)
Profit before taxation	**-**	11,836
Income tax expenses	**-**	(857)
	-	10,979
Gain on disposal of discontinued operations	**10,660**	-
Profit for the year from discontinued operations	**10,660**	10,979

12 Debtors, deposits and prepayments

	2008 HK$'000	2007 HK$'000
Trade debtors	1,551	49,476
Less: Provision for impairment	(51)	(1,942)
	1,500	47,534
Other debtors, deposits and prepayments	45,776	63,777
	47,276	111,311
Reclassified as held for sale	–	(67,114)
	47,276	44,197
Analysed for reporting purposes:		
Non-current assets	24,395	19,498
Current assets	22,881	24,699
	47,276	44,197

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted to trade debtors is 60 days except for sales of food and beverages at coffee shops which are mainly on cash basis.

The ageing analysis of trade debtors is as follows:

	2008 HK$'000	2007 HK$'000
0 – 60 days	1,288	38,458
61 – 90 days	49	3,892
Over 90 days	163	5,184
	1,500	47,534

13 Creditors, deposits and accruals

	2008 HK$'000	2007 HK$'000
Trade creditors and bills payable	5,284	64,626
Other creditors, deposits and accruals	44,727	47,826
Consideration payable for the acquisition of Sinochina Enterprises Limited	21,479	14,837
	71,490	127,289
Reclassified as held for sale	–	(79,157)
	71,490	48,132

The ageing analysis of trade creditors and bills payable is as follows:

	2008	2007
	HK$'000	*HK$'000*
0 – 60 days	4,736	61,845
61 – 90 days	216	1,129
Over 90 days	332	1,652
	5,284	64,626

14 Capital commitment

At 31st March 2008, the Group has committed to acquiring the remaining 51% of the issued share capital of its associated company, Sinochina Enterprises Limited ("SEL") from Sinochina Pacific Limited, an independent third party. After that acquisition, SEL will become a wholly-owned subsidiary of the Group. The consideration is based on the forthcoming financial results of SEL and its subsidiaries and associates for the year ending 31st December 2008. The total consideration to acquire the 100% of the issued share capital of SEL (including HK$64 million paid in respect of the 49% already acquired) shall not exceed HK$200 million.

DIVIDEND

The Board of Directors recommends the payment of a final dividend of HK7.0 cents (2007: HK4.0 cents) per share payable to shareholders whose names appear on the Register of Members of the Company on Friday, 26th September 2008. Together with the interim dividend of HK3.0 cents (2007: HK2.5 cents) per share paid on 9th January 2008, the total dividend for the year amounted to HK10.0 cents (2007: HK6.5 cents) per share, representing a dividend payout of 81.6%. Subject to the approval of shareholders at the forthcoming Annual General Meeting to be held on Friday, 26th September 2008, the dividend warrants will be distributed and paid on or about Thursday, 9th October 2008.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Tuesday, 23rd September 2008 to Friday, 26th September 2008, both days inclusive, during which period no transfer of shares will be effected. To qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Tricor Standard Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Monday, 22nd September 2008.

MANAGEMENT DISCUSSION AND ANALYSIS

For the year under review, revenue from continuing operations of the Group rose 20% to HK$311.4 million as compared to HK$259.9 million last year. Profit for the year as a whole, however, was down 23% to HK$26 million after the Group absorbed HK$12.1 million in operating losses, fixed asset write-offs and provisions made for certain unprofitable Pacific Coffee stores as well as the termination of the bakery operation in Mainland China. An additional provision of HK$7.2 million was made for unrealised loss in securities investment due to volatile financial markets.

Food and Beverages (F&B)

As of March 2008, the Group has 78 Pacific Coffee stores in Hong Kong, Singapore and Mainland China and its associated company, SEL, operates 29 outlets under its Igor's portfolio. The Group achieved revenue growth of 19.6 % to HK$299 million from its food and beverages operations during the year under review as compared to same period last year. However, an operating loss of HK$7.6 million and a one-time write-off of HK$4.4 million incurred by the closure of certain Pacific Coffee stores and bakery operations in Mainland China resulted in a drop in segment profit of 37.0% to HK$9.4 million. Nevertheless, the Group remains very optimistic about the potential for the F&B business in Mainland China.

Pacific Coffee

Hong Kong operations

In Hong Kong, the total number of Pacific Coffee stores increased to 63 as of 31st March 2008 as compared to 51 in March last year. Capitalising on the robust economic environment and the Group's continued investment in branding, product quality and services, same-store sales in Hong Kong grew an impressive 8.3% during the year and total revenue climbed 19.5% to HK$266 million. Despite keen competition from other operators jockeying for retail locations, Pacific Coffee managed to increase its shop portfolio with new openings during the year in prime areas such as Central, Admiralty, Wanchai, Causeway Bay, Tsim Sha Tsui and Hong Kong International Airport, as well as new districts in Kowloon Bay and Tseung Kwan O.

The Group continued to improve its operational efficiency. The electronic point-of-sales system installed in all stores during the year has helped capture customer consumption preferences more accurately. The introduction of the "Perfect Cup Card" loyalty program was well received by our customers. Meanwhile, the establishment of a new central kitchen under Igor's has created synergy and a platform from which the entire food and beverages business can flourish. By preparing high-quality, fresh ingredients according to innovative, proprietary recipes, the kitchen provides cakes, baked desserts, salads and food to Pacific Coffee and Igor's outlets that are better and more varied than ever.

Mainland China operations

As stated in our interim report, the Group closed two unprofitable outlets during the year in Shanghai and Beijing, which gave rise to ongoing operating losses and a one-time write-off of HK$3.5 million. The Group also decided after year-end to close another two to three outlets in Mainland China in an effort to concentrate on profit-making stores, as these outlets also incurred ongoing operating losses of HK$2.8 million for the year. A further impairment provision of around HK$1.7 million was booked for closures.

Recently opened shops are leased at reasonable rental levels with justifiable revenue potential. The Group still maintains strong confidence in the long-term growth potential of the China market for Pacific Coffee and will continue to cautiously expand the network. Currently, 5 outlets are being operated in Shanghai and Beijing.

Although discussions with Dayou Digital Resources Limited under the Memorandum of Agreement dated 31st May 2007 were ultimately unsuccessful, the Group will continue searching for local strategic partners to expand the Group's coffee business in China.

Singapore and other markets

With 7 stores, Singapore continues to be a competitive market for Pacific Coffee. The Group will continue to maintain and sensibly expand its presence there by looking out for joint venture or acquisition opportunities with suitable local partners.

The Group has recruited senior management with regional responsibilities to cater for its potential expansion into other regions such as the Middle East and/or Southeast Asia. The Group has also established a presence in Tokyo following year-end and will continue to explore business opportunities there.

As of 31st March 2008, number of employees under Pacific Coffee reached 640, servicing Hong Kong, the PRC and Singapore.

Igor's

Since its acquisition on 31st January 2007, the bar and restaurant business under Igor's Group has experienced rapid expansion and is beginning to create synergies with other operations within the Group. The Group's 49% share of profit contribution from Igor's Group improved substantially from HK$1.0 million (over a two-month period last year) to HK$9.6 million in its first full year under review.

In Hong Kong, 3 stores have been added to the Igor's portfolio, increasing the total number of outlets from 26 in March last year to 29 in March this year. As part of the Group's stepped approach to assuming management responsibility, a smooth transition in acquiring the remaining 51% interest of Igor's is anticipated in 2009.

With 63 outlets in the Pacific Coffee chain and 29 outlets under Igor's, which offers a wide range of stylish, creative food and beverage concepts to diners, the Group expects to capture a growing share of the burgeoning lifestyle-based food and beverages market in Hong Kong.

Other Developments

Hong Kong

As previously mentioned, the new Igor's-run central kitchen that was established during the year has helped improve the food strategy of the entire F&B business. Located in Yau Tong and spanning over 10,000 sq. ft., this central kitchen has 90 employees and operates on a 24-hour basis providing quality food to over 80 outlets.

Mainland China

The concept of high-end cakes and bread proved challenging in China, and this coupled with the difficulties experienced by some Pacific Coffee outlets in Beijing led the Group to terminate the Beijing bakery operation (including eight outlets and a bakery plant) that was opened last year. This will allow the Group to refocus efforts on developing more profitable coffee outlets. Operating and impairment losses in a total of HK$4 million were recorded.

Securities Investments

Due to adjustments in the global financial markets, contributions from securities investments went from HK$17 million last year to HK$4.4 million this year. Apart from the decrease in return in the realised gain on the disposal of securities during the year, an unrealised loss of HK$7.2 million was recognised against our investment (HK$3.7 million unrealised gain was booked in 2007). This has not affected cash flow nor reduced the Group's cash position. Even though we are still confident in the long-term economic growth of Hong Kong and Mainland China, the Group will continue to manage its securities and investment portfolio prudently as the financial market remains very volatile. Equity exposure within the portfolio remains low, and the Group will be very disciplined in its investment strategies and wait for a turnaround in the financial market.

FINANCIAL REVIEW

At 31st March 2008, the Group's total net assets attributable to equity holders of the Company amounted to approximately HK$593 million (2007: HK$481 million), an increase of HK$112 million or 23.3% when compared with 2007. At the balance sheet date, the Group's bank and other borrowings amounted to HK$21 million (2007: HK$98 million). Cash and deposit at bank including structured deposits amounted to HK$215 million (2007: HK$168 million).

EMPLOYEES AND REMUNERATION POLICIES

The Group employed approximately 640 full time staff under its subsidiaries globally as at 31st March 2008. Total staff costs amounted to approximately HK$73 million for the year ended 31st March 2008. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

The Audit Committee has reviewed the audited financial results of the Group for the year ended 31st March 2008.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

CORPORATE GOVERNANCE

In the opinion of the Directors, the Company has complied with the code provisions as set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") throughout the year ended 31st March 2008, with deviations from code provision A.4.1 which has already been stated in the Company's interim report for the period ended 30th September 2007.

PUBLICATION OF ANNUAL RESULTS ON THE STOCK EXCHANGE'S WEBSITE

The annual results announcement of the Company for the year ended 31st March 2008 is published on the Stock Exchange's website at http://www.hkex.com.hk and the Company's website at http://www.chevalier.com. The annual report of the Company for the year ended 31st March 2008 will be despatched to the shareholders and published on the above websites in due course.

APPRECIATION

On behalf of the Board, I would like to take this opportunity to thank the management and all our staff for their commitment to the Group. Their great effort, professionalism and diligence have contributed to the Group's success for the year.

By Order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 16th July 2008

As at the date of this announcement, the Board of the Company comprises Dr. Chow Yei Ching (Chairman), Mr. Chow Vee Tsung, Oscar (Managing Director), Mr. Kuok Hoi Sang, Ms. Lily Chow, Mr. Chang Wan Lung, Robert and Mr. Ho Sai Hou as executive directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong, Mr. Leung Kwong Kin and Mr. Lau Kai Shu, Frank as independent non-executive directors.

website: http://www.chevalier.com

* *For identification purpose only*

CHEVALIER

CHEVALIER PACIFIC HOLDINGS LIMITED
其士泛亞控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 508)

CLOSURE OF REGISTER OF MEMBERS

The Board of Directors (the "Board") of Chevalier Pacific Holdings Limited (the "Company") announces that the register of members will be closed from Tuesday, 23rd September 2008 to Friday, 26th September 2008, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend and to qualify as shareholder to attend the 2008 annual general meeting of the Company, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Tricor Standard Limited, of 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Monday, 22nd September 2008.

By Order of the Board
Chevalier Pacific Holdings Limited
Chow Yei Ching
Chairman

Hong Kong, 16 July 2008

This announcement is also available for viewing on the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and on the website of the Company at www.chevalier.com

As at the date of this announcement, the Board of the Company comprises Dr. Chow Yei Ching (Chairman), Mr. Chow Vee Tsung, Oscar (Managing Director), Mr. Kuok Hoi Sang, Miss Lily Chow, Mr. Chang Wan Lung, Robert and Mr. Ho Sai Hou as executive directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong, Mr. Leung Kwong Kin and Mr. Lau Kai Shu, Frank as independent non-executive directors.

* *For identification purpose only*

CHEVALIER PACIFIC HOLDINGS LIMITED
其士泛亞控股有限公司*
(incorporated in Bermuda with limited liability)
(Stock code: 508)

UNUSUAL MOVEMENT IN PRICE AND VOLUME

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the price and trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increases.

We confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
Chevalier Pacific Holdings Limited
HO Sai Hou
Director

Hong Kong, 29th July, 2008

As at the date of this announcement, the Board of the Company comprises Dr. Chow Yei Ching (Chairman), Mr. Chow Vee Tsung, Oscar (Managing Director), Mr. Kuok Hoi Sang, Miss Lily Chow, Mr. Chang Wan Lung, Robert and Mr. Ho Sai Hou as executive directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong, Mr. Leung Kwong Kin and Mr. Lau Kai Shu, Frank as independent non-executive directors.

* *For identification purpose only*

END